3

[redacted]

08002108

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Standard Life

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 25 2008 E
THOMSON REUTERS

FILE NO. 82- 34998 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/24/08

STANDARD LIFE

12-31-07
AR/S

Standard Life plc
Preliminary Results 2007

The Preliminary Results 2007 are published on the Group's website at **www.standardlife.com**
The Directors are responsible for the maintenance and integrity of the financial information published on the website in accordance with UK legislation governing the dissemination of financial statements. Access to the website is available outside the UK, where comparable information may be different.

Standard Life plc

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ('PDMRs")

As announced by Standard Life plc ('the Company') on 8 August 2006, cash-based awards granted to various executives on 1 January 2005 and 1 January 2006 converted to share-based awards on the flotation of the Company on 10 July 2006.

The 2005 awards vested on 12 March 2008, and the following executive directors and other PDMRs have exercised their nil-cost options:

	Alexander Maxwell Crombie	**Norman Keith Skeoch**	**Marcia Dominic Campbell**	**Nathan Richard Parnaby**
Date of Exercise	12/03/08	13/03/08	12/03/08	13/03/08
Shares Vested	458,715	80,653	83,879	69,563
Shares Sold to Cover Tax Liability	n/a	n/a	35,185	n/a
Sale Price	n/a	n/a	£2.4675	n/a
Shares Acquired	458,715	80,653	48,694	69,563
Total Holding Following Exercise	783,425	378,887	84,981	114,887
Percentage of Share Capital	0.036%	0.017%	0.004%	0.005%

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

14 March 2008

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer STANDARD LIFE PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i)
3.	Name of person discharging managerial responsibilities/director GERALD EDGAR GRIMSTONE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF HOLDING OF PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF £0.10
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them GERALD EDGAR GRIMSTONE	8.	State the nature of the transaction ACQUISITION OF ORDINARY SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 40,400	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00185%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction £2.471	14.	Date and place of transaction 12 MARCH 2008, LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 141,227 (0.0065%)	16.	Date issuer informed of transaction 13 MARCH 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

KENNETH GILMOUR

Date of notification

14 MARCH 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer STANDARD LIFE PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i)
3.	Name of person discharging managerial responsibilities/director DAVID THOMAS NISH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF HOLDING OF PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF £0.10
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DAVID THOMAS NISH	8.	State the nature of the transaction ACQUISITION OF ORDINARY SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 41,537	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0019%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction £2.4075	14.	Date and place of transaction 13 MARCH 2008, LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 58,181 (0.003%)	16.	Date issuer informed of transaction 13 MARCH 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification

KENNETH GILMOUR

Date of notification

14 MARCH 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer STANDARD LIFE PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i)
3.	Name of person discharging managerial responsibilities/director NORMAN KEITH SKEOCH	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 IN RESPECT OF HOLDING OF PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF £0.10
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them NORMAN KEITH SKEOCH	8.	State the nature of the transaction ACQUISITION OF ORDINARY SHARES
9.	Number of shares, debentures or financial instruments relating to shares acquired 41,537	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0019%
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13.	Price per share or value of transaction £2.4075	14.	Date and place of transaction 13 MARCH 2008, LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 298,234 (0.0014%)	16.	Date issuer informed of transaction 13 MARCH 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which exercisable
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contact and telephone number for queries

Name of authorised official of issuer responsible for making notification KENNETH GILMOUR **Date of notification** 14 MARCH 2008

Notes: This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Standard Life plc

RECEIVED
2008 APR 23 P 2:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notification of Interests of Executive Directors and Other Persons Discharging Managerial Responsibilities ('PDMRs")

This announcement replaces the one released on Friday 14 March at 3.20pm, and corrects the 'Total Holding Following Exercise' and 'Percentage of Share Capital' for Alexander Maxwell Crombie.

As announced by Standard Life plc ('the Company') on 8 August 2006, cash-based awards granted to various executives on 1 January 2005 and 1 January 2006 converted to share-based awards on the flotation of the Company on 10 July 2006.

The 2005 awards vested on 12 March 2008, and the following executive directors and other PDMRs have exercised their nil-cost options:

	Alexander Maxwell Crombie	**Norman Keith Skeoch**	**Marcia Dominic Campbell**	**Nathan Richard Parnaby**
Date of Exercise	12/03/08	13/03/08	12/03/08	13/03/08
Shares Vested	458,715	80,653	83,879	69,563
Shares Sold to Cover Tax Liability	n/a	n/a	35,185	n/a
Sale Price	n/a	n/a	£2.4675	n/a
Shares Acquired	458,715	80,653	48,694	69,563
Total Holding Following Exercise	756,425	378,887	84,981	114,887
Percentage of Share Capital	0.035%	0.017%	0.004%	0.005%

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

17 March 2008

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc ('the Company')

Application has been made to the UK Listing Authority and the London Stock Exchange for 3,142,947 ordinary shares of 10 pence to be admitted to the Official List.

These shares are being issued as result of the exercise of share options under the Company's Long Term Incentive Plan.

These shares will rank equally with the existing issued ordinary shares of the Company.

18 March 2008

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

Standard Life plc

Standard Life plc was advised yesterday by Computershare Investor Services plc that, on 18 March 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Norman Keith Skeoch	52	£2.43 - UK
David Thomas Nish	51	£2.43 - UK
Other PDMRs		
Marcia Dominic Campbell	52	£2.43 - UK
Nathan Richard Parnaby	52	£2.43 - UK
Joseph Iannicelli	51	C$4.88 - Canada

Each individual also received from the Company 10 free shares (except Mr Iannicelli who received the right to acquire 10 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

26 March 2008

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Notification of Interests of Person Discharging Managerial Responsibilities

As announced by Standard Life plc ('the Company') on 8 August 2006, cash-based awards granted to various executives on 1 January 2005 and 1 January 2006 converted to share-based awards on the flotation of the Company on 10 July 2006.

The 2005 awards vested on 12 March 2008, and the Company has today been advised by Computershare Investor Services plc that Joseph Iannicelli exercised his nil-cost options on 26 March 2008.

The number of shares vested and acquired was 45,577, which brings Mr Iannicelli's total shareholding to 60,346 (0.0028%).

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

28 March 2008

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,380,076 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,380,076.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 March 2008

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

Standard Life group

Press release

STANDARD LIFE

Standard Life reinsures £6.7bn of annuity liabilities

14 February 2008

- **Standard Life has reinsured £6.7bn of UK immediate annuity liabilities, more than half of its total £12bn[1], to Canada Life International Re, a wholly-owned subsidiary of Great-West Lifeco.**
- **Longevity risk exposure for shareholders significantly reduced.**
- **An expected one-off positive impact on embedded value operating profit of at least £100m[2] and release of cash from reserves in 2008 along with a reduction in capital requirements.**
- **Benefits the Heritage With Profits Fund (HWPF) through an enhancement of the residual estate.**
- **Standard Life retains the relationship and servicing for all our annuitant customers.**

Group Chief Executive Sandy Crombie said:

"I am delighted to announce this transaction with Great-West which delivers benefits to our shareholders and the policyholders in our Heritage With Profits Fund. It is consistent with our strategy of improving risk adjusted returns for the group, while crystallising value in the Heritage With Profits Fund estate for the benefit of with-profits policyholders. Importantly, Standard Life retains the relationship and servicing for all our annuitant customers.

"This transaction is believed to be the largest of its kind in the UK, and follows a full analysis of the strategic options for our annuity book and a competitive tender process.

"It substantially reduces pure longevity risk while providing a significant increase to embedded value, a release of cash and a reduction in capital requirements. It creates capacity to broaden our innovative product range and take advantage of the profitable opportunities available to us."

Standard Life has a large back book of annuity business in the UK predating demutualisation in July 2006. The book primarily consists of existing Standard Life pensions customers who, on retirement, took out an annuity product with us. Following demutualisation, shareholders bear the longevity risk on pre-demutualisation business while investment risk is borne by the Heritage With Profits Fund.

Standard Life conducted a comprehensive review of the options to manage longevity exposure within our annuity book in the context of our overall risk profile. This review concluded that the best return to shareholders and with-profits policyholders would be achieved by reinsuring a major block of the business that predated our demutualisation.

The transaction has taken the form of a 'single premium' reinsurance structure and has resulted in the transfer of £6.7 billion of Standard Life's total £12bn[1] UK immediate annuity liability. The effective date of the transaction is 14th February 2008. The tranche of business that has been reinsured relates to individual life immediate annuities written prior to demutualisation, which reside within the Heritage With Profits Fund. The remaining blocks of Standard Life's UK immediate annuity portfolio that have not been affected by this transaction comprise group annuity policies, with profits annuities, Irish annuities, and the reversionary element of joint life annuities.

The transaction is expected to deliver a number of financial benefits, including:

- An expected one-off increase in pre-tax embedded value operating profit of at least £100m[2] in 2008.

  This reflects the reduction in the risk discount rate used to discount future shareholder cashflows. This amount is after sharing the underlying benefit from the transaction with with-profits policyholders and is after allowing for the loss of lookthrough margin to Standard Life Investments.

- A release of cash from reserves in 2008.

- A significant reduction in the sensitivity of our EEV and IFRS profits to longevity risk.

  In the case of EEV, the sensitivity of the UK's year-end 2006 embedded value to a 5% strengthening of mortality assumptions has been reduced by approximately £40m, from £94m pre-transaction to £55m post-transaction.

- A reduction in Pillar 2 capital requirements[3].

- An enhancement to the Heritage With Profits Fund estate and a reduction in its exposure to risk.

Reducing our longevity exposure provides greater capacity to broaden our innovative product range and take advantage of the profitable opportunities available to us.

For new annuity business written by Standard Life since demutualisation, shareholders bear longevity risk but also benefit from investment margins. Conversions from Standard Life pension policyholders currently account for over 90% of our annuity sales.

Standard Life will continue to administer all the business being reinsured and as a result the transaction will have no impact on the service provided to annuity customers.

Impact on With Profits Policyholders in the Heritage With Profits Fund

Under the scheme of Demutualisation that came into effect at IPO, with-profits policyholders are protected from exposure to longevity risk via a reinsurance arrangement, through which this exposure has been transferred to shareholders of Standard Life plc.

The terms of the reinsurance transaction were arrived at with due consideration for our ongoing obligations to our with-profits policyholders under the Treating Customers Fairly initiative and our Principles and Policies of Financial Management. The longevity risk protections currently afforded to our with-profits policyholders will not be affected by this transaction. Furthermore, this transaction benefits the Heritage With Profits Fund by enhancing its estate.

Great–West Lifeco Inc.

Canada Life International Re Limited was established in Ireland in 2001. It is a wholly owned subsidiary of The Great-West Life Assurance Company and is fully regulated by the Irish Financial Regulator. The Great-West Life Assurance Company is the largest operating company of Great-West Lifeco Inc., which has a current market capitalisation of around £14bn (C$28bn) and had assets under administration of over £200bn (C$400bn) at 30 September 2007. The Great-West Life Assurance Company is rated 'AA' by Standard and Poor's Corporation and 'A+' by A.M Best Company.

STANDARD LIFE

For further information please contact:

Institutional Equity Investors:

Gordon Aitken	0131 245 6799
Duncan Heath	0131 245 4742

Retail Equity Investors:

Computershare	0845 113 0045

Media:

Barry Cameron	0131 245 6165 / 07712 486 463
Neil Bennett (Maitland)	020 7379 5151 / 07900 000 777

Debt Investors:

Andy Townsend	0131 245 7260

Notes to Editors:

1. The total UK immediate annuity liability of £12bn includes £0.3bn in respect of Irish immediate annuities and excludes total deferred annuity liabilities of approximately £1.5bn.

2. The expected one-off benefit to pre-tax embedded value operating profit has been calculated on the basis of the European Embedded Value (EEV) methodology used by Standard Life as at the end of 2007.

3. Pillar 2 refers to the level of capital that a company calculates it should hold under regulatory Internal Capital Assessments (ICA).

4. There will be a conference call today for investors and analysts at 9.00am (UK time) hosted by David Nish, Group Finance Director, and Evelyn Bourke, Managing Director of Finance for UK Financial Services. Dial in telephone number +44 (0)20 7162 0125. Callers should quote Standard Life call. A recording of this call will be available for replay for one week by dialing +44 (0)20 7031 4064 (access code 785016).

Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 February 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

	Number of Shares Purchased	Price and Place of Transaction
Executive Directors		
Norman Keith Skeoch	57	£2.18 - UK
David Thomas Nish	57	£2.18 - UK
Other PDMRs		
Marcia Dominic Campbell	57	£2.18 - UK
Nathan Richard Parnaby	57	£2.18 - UK
Joseph Iannicelli	57	C$4.33 - Canada

Each individual also received from the Company 11 free shares (except Mr Iannicelli who received the right to acquire 11 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

28 February 2008

Enquiries:

Julie Reith, Group Secretariat, 0131 245 6772
Barry Cameron, Press Office, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

Standard Life plc

Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,174,186,384 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,174,186,384.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

29 February 2008

Enquiries:

Julie Reith, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Press Office 0131 245 6165

END

Standard Life Group

Press release

STANDARD LIFE

Standard Life plc

2007 Preliminary Results – 12 March 2008

Record results beating operational and profitability targets for 2007
Strong outperformance lays the foundations for further growth

Financial Highlights:

- **EEV operating profit before tax up 43% to £881m (2006: £614m), with diluted EEV operating EPS up 37% to 28.3p (2006: 20.7p)**
- **Return on embedded value increased by 2.6% pts to 11.5% (2006: 8.9%)**
- **EEV capital and cash generation after tax up 129% to £600m (2006: £262m)**
- **Group EEV up 11% to £6,211m (31 December 2006: £5,608m), equivalent to 285p per share (2006: 258p)**
- **New business contribution before tax up 68% to £345m (2006: £205m)**
- **PVNBP[1] margin increased by 0.7% pts to 2.1% (2006: 1.4%)**
- **IFRS underlying profit before tax up 32% to £714m (2006: £540m), with diluted IFRS underlying EPS up 53% to 33.3p (2006: 21.8p)**
- **IFRS profit before tax attributable to equity holders up 12% to £509m (2006: £453m)**
- **Full year dividend of 11.5p, implying growth of 6.5%**

Group Chief Executive Sandy Crombie said:

"Standard Life has delivered a very strong set of results in its first full year as a listed company. We have beaten all our profitability and efficiency targets for 2007 and achieved record sales, a platform which we will build upon for further growth in years to come.

"Our distinctive 'capital lite' approach to designing and distributing products has allowed us to more than double the capital and cash generated in the business.

"Against an uncertain economic backdrop we have made a good start to 2008 and are working to improve our core profitability. Our confidence is based on our expertise in managing assets, industry-leading customer service and on-going initiatives to improve efficiency."

EEV operating profit

	2007 £m	Pro forma 2006 £m
Covered business by region		
UK	606	372
Canada	178	163
Europe	26	45
Other	(12)	(8)
HWPF TVOG	42	44
Covered business operating profit	840	616
Covered business by source		
New business contribution	345	205
In-force business		
expected return	401	392
experience variance	(48)	122
assumption changes	148	(58)
Other covered	(6)	(45)
Total covered business operating profit	840	616
Investment management	48	42
Banking	32	38
Healthcare	13	12
Group Corporate Centre costs	(57)	(89)
Other	5	(5)
Operating profit before tax	881	614
Tax on operating profit	(264)	(185)
Operating profit after tax	617	429
Diluted EEV operating EPS	28.3p	20.7p

IFRS underlying profit

	2007 £m	Pro forma 2006 £m
Life and pensions by region		
UK	395	230
Canada	168	168
Europe	63	108
Other	(12)	(9)
Total life and pensions underlying profit	614	497
Investment Management	83	70
Banking	32	38
Healthcare	13	12
Group Corporate Centre costs	(57)	(89)
Other	29	12
Total underlying profit before tax	714	540
Tax on underlying profit	11	(66)
Underlying profit after tax	725	474
Diluted IFRS underlying EPS	33.3p	21.8p

Basis of preparation

The results for the year ended 31 December 2006 have been calculated using assumptions to show the results which would have been attributable to shareholders had the Company been owned by shareholders under the terms of the Scheme of Demutualisation (the Scheme) throughout the year. The Scheme did not take effect until 10 July 2006. For further information please refer to the basis of preparation in section 1.7.

Profitability targets exceeded

In 2007, European Embedded Value (EEV) operating profit before tax increased by 43% to £881m (2006: £614m), delivering a return on embedded value (RoEV) of 11.5% (2006: 8.9%) that has significantly exceeded the 9-10% target set for the year. This strong increase in RoEV has been driven by growth in new business profitability, the successful achievement of our cost efficiency targets and a resilient performance from our investment management business.

Going forward, we intend to report our RoEV under three key components: core, efficiency and back book management. This categorisation is in line with how we focus our business effort and the key value drivers. We have seen an improvement in each component during the year, with core rising by 2.1% points to 10.2% in 2007.

Breakdown of RoEV	**2007**	**2006**	**Movement**
Core	10.2%	8.1%	2.1%
Efficiency	1.5%	1.2%	0.3%
Back book management	(0.2%)	(0.4%)	0.2%
RoEV	**11.5%**	**8.9%**	**2.6%**

Core return

Core comprises new business contribution, expected return on in-force business, development costs for covered business[2] and IFRS underlying profit for non-covered business[3]. The core RoEV of 10.2% in 2007 (2006: 8.1%) demonstrates the strength of our business model.

2007 was a record-breaking year for new business volumes. Worldwide PVNBP increased by 13% to £16.4bn (2006: £14.6bn), driven by strong growth in our UK, European and Asia Pacific joint venture life and pensions operations. Worldwide investment net inflows in our investment management business increased by 39% to £6.4bn (2006: £4.6bn) and gross mortgage lending increased by 22%.

This strong growth and a continued shift towards both improved new business cost efficiencies and a more profitable product mix have led to a further increase in new business margin to 2.1% (2006: 1.4%). Our UK life and pensions operations have produced a margin of 2.1%, beating the 2008 margin target of 2.0% one year early. The 68% increase in new business contribution to £345m (2006: £205m) and reduced Group Corporate Centre costs have been the key drivers behind the 44% increase in our core result to £791m (2006: £550m).

All efficiency targets exceeded

Efficiency comprises covered business maintenance expense variances and assumption changes.

We have exceeded each of the three cost efficiency targets that were set for the year:

- We targeted a reduction in Group Corporate Centre costs to the pre-demutualisation level of £58m. We successfully reduced these costs to £57m in 2007 from £89m in the prior year. As highlighted above, this has been reflected in our core return.

- We have reduced UK life and pensions expenses by £31m compared to 2005 levels, exceeding the target of £30m which we set at the time of demutualisation. This reduction in the UK cost base excludes the cost of new products launched since flotation, including Wrap.

- At our Preliminary Results last year we announced a Continuous Improvement Programme to reduce underlying costs by a further £100m by the end of 2009. In 2007 we achieved savings of £27m compared with a target of £15m. A key initiative was the establishment of a UK financial services division which integrated our UK life and pensions, banking and healthcare operations. This will help drive future synergies across the Group and deliver higher profitability.

The achievement of our cost savings targets in respect of UK covered business along with additional efficiency initiatives across our Canadian and European operations have been reflected in a £109m benefit to embedded value operating profit during the year (2006: £95m benefit) arising from maintenance expense experience variances and operating assumption changes.

Looking ahead, we remain on track to deliver against the remaining cost savings targets of our Continuous Improvement Programme.

Active back book management

We are committed to driving increased value from management of our back book. This category includes all non-expense related operating variances and assumption changes for covered business plus those development costs directly related to back book management initiatives and, for non-covered business, specific costs attributed to back book management. In total, management of our in-force book had a negative financial impact of £19m (2006: negative £31m), and reduced RoEV by 0.2% points.

We have significantly strengthened our persistency assumptions in the UK and Europe. Adverse lapse experience and strengthened operating assumptions have reduced embedded value operating profit by £249m (2006: £266m charge), after an offsetting positive effect in Canada.

Lapse trends across our pensions and with profits life portfolios reflecting the changes resulting from A-day and demutualisation have now been established. As a consequence we have considered it prudent to strengthen our lapse assumptions up to the level of our current experience.

In recent months, and in line with the industry, we have experienced an upturn in lapse activity in UK onshore unit-linked bonds, reflecting concerns about the outlook for commercial property, general market volatility and uncertainty regarding capital gains tax proposals. We have therefore significantly strengthened onshore unit-linked bond long-term lapse assumptions and have set up a short-term provision to cover the current period of uncertainty until longer-term lapse trends have been established.

We have strengthened our mortality assumptions across our UK and Canadian operations by £100m to reflect a more prudent view of future improvements in life expectancy. Significantly, on 14 February 2008 we reinsured £6.7bn of UK immediate annuity liabilities. As outlined at the time, this transaction will deliver a one-off increase in embedded value operating profit of at least £100m[4] and a release of cash from reserves in 2008, a significant reduction in longevity risk for shareholders, a reduction in our capital requirements and an enhancement to the Heritage With Profits Fund estate.

A review of UK group deferred annuity data and valuation methodology resulted in a £191m net benefit to embedded value operating profit. The review of bulk buy-out annuities and group deferred annuities arising from discontinued final salary schemes mainly written during the 1970s and 1980s identified that the reserves proved to be overly prudent when considered in light of the improved data and the more precise modelling now available.

Other positive variances include £42m arising from the reduction in the Heritage With Profits Fund time value of options and guarantees (HWPF TVOG).

A differentiated capital and cash generative strategy

A central component of our strategy is to write capital-efficient new business. We have reduced new business strain by 26% to £225m (2006: £303m) while growing sales volumes by 13%. New business strain as a proportion of PVNBP has improved to 1.4% (2006: 2.2%) and was comfortably covered by capital and cash flows from our existing business, which increased by 26% to £549m (2006: £436m). These factors have contributed to the 176% increase in EEV capital and cash flow generation from our core operating activities of £334m (2006: £121m).

Including back book management, where we have been able to accelerate the emergence of cash from future years and efficiency, total EEV capital and cash flow generation increased 129% to £600m (2006: £262m).

We have proposed a final dividend of 7.7p per share, making a total dividend of 11.5p per share for 2007. This represents implied growth of 6.5%, consistent with the Group's progressive dividend policy.

Balance sheet strength

At the end of 2007, Group embedded value had increased by 11% to £6,211m (2006: £5,608m) or to 285p per share (2006: 258p per share) in spite of volatile financial markets during the latter half of the year.

Within the Heritage With Profits Fund (HWPF), an extensive hedging program was established at the time of demutualisation to help stabilise the balance sheet impact of guarantees incorporated in certain with profits contracts. The use of equity options and futures, and interest rate swaps, helps mitigate the otherwise adverse consequences that falling equity prices or declines in long-term interest rates would have on the fund because of these guarantees. The strategy had its first real test during the market volatility and weakness that characterised the latter part of 2007 and it proved extremely helpful in protecting the fund's estate. The residual estate of the HWPF at 31 December 2007 was £1.5bn (2006: £1.3bn).

Standard Life's total investment (including third party funds) in the asset backed securities markets across both short-term treasury instruments and long-term fixed interest is approximately £7.7bn or 5.4% of total funds under management, predominantly in UK securities. Active management has resulted in a high quality credit portfolio with no direct exposures to the US mortgage market, minimal exposure to leveraged structures, no current direct exposure to the Monolines and very modest exposure to credit within a Monoline wrapper. The credit ratings underlying the Monoline wrapper are either AA or A rated with no exposure to the US or leveraged structures. Shareholder funds have a total exposure of £27m[5] to these assets or 0.02% of total funds under management.

A provision of £10m has been set up in respect of a guarantee to an associate for one cash fund to maintain the pricing structure for investors in the fund given current liquidity conditions. The investments backing this fund are principally AAA rated, and accordingly could, if necessary, be taken on balance sheet without a deterioration in the overall credit quality of the Group's investments.

Increased IFRS profit

Underlying profit before tax on an IFRS basis increased by 32% to £714m (2006: £540m). Underlying profits in both 2006 and 2007 were impacted by significant one-off items. In 2007 these included reserve releases following the adoption of PS06/14 (Prudential changes for insurers) and in respect of UK deferred annuity business, the effects of which were partly offset by strengthened mortality assumptions in the UK and Canada. In 2006 one-off items included SIPP and deferred annuity reserve releases of £53m in the UK and profits on exceptional German sales of £51m.

Excluding one-off items, underlying profit before tax increased by 7% to £476m (2006: £443m), reflecting increased investment management charges and the reduction in Group Corporate Centre costs to 2005 levels. The positive impact of these factors was partially offset by new business development costs which were incurred in respect of our Wrap, offshore bond and recently launched Standard Life Wealth business.

Outlook

Having beaten our RoEV target in 2007, and despite an uncertain economic background, we are working to increase our core return on embedded value, aided by continued improvement in volumes, mix and product profitability.

The reinsurance of UK immediate annuities will deliver a one-off increase in embedded value operating profit of at least £100m in 2008. In addition, we expect to benefit from further efficiency gains in 2008 and are on track to deliver the £100m of annual efficiency savings by 2009 announced last year.

Our confidence in continuing profitable growth is based on our key strengths of expertise in managing assets, industry-leading customer service and on-going initiatives to improve efficiency.

For further information please contact:

Institutional Equity Investors:

Gordon Aitken 0131 245 6799
Duncan Heath 0131 245 4742

Retail Equity Investors:

Computershare 0845 113 0045

Media:

Barry Cameron 0131 245 6165 / 07712 486 463
Neil Bennett (Maitland) 020 7379 5151 / 07900 000 777

Debt Investors:

Andy Townsend 0131 245 7260

Newswires and online publications
A conference call will take place for newswires and online publications from 8.00-9.00am. Participants should dial 020 7162 0125 and quote Standard Life Preliminary Results. The conference ID number is 785538.

Investors and Analysts
A presentation to investors and analysts will take place at 9.30am at UBS Ground Floor Conference Centre, 1 Finsbury Avenue, London. A live webcast of the presentation and the presentation slides will be available on the Group's website. In addition a replay will be available on this website later today.

There will also be a live listen only teleconference to the investor and analyst presentation at 9.30am. UK investors should dial 0800 6942586, and overseas investors should dial +44 1452 567098. Callers should quote Standard Life Preliminary Results. The conference ID number is 36889487. A replay facility will be available for two weeks on +44 1452 550000. The pass code is 36889487#.

Notes to Editors:

1. Present value of new business premiums.
2. Excludes development costs directly related to back book management initiatives.
3. Excludes specific costs attributable to back book management.
4. The expected one-off benefit to pre-tax embedded value operating profit has been calculated on the basis of the EEV methodology used by Standard Life as at the end of 2007.
5.

As at 31 December 2007	Shareholder	Policyholder Unit-Linked	Policyholder Participating	Third Party	Total
	£m	£m	£m	£m	£m
US Sub-Prime RMBS	-	-	-	-	-
US Alt-A	-	-	-	-	-
CDO/CSO/CLO[1]	-	-	6	-	6
Wrapped Credit[2]	22	25	201	178	426
Direct Monoline[3]	-	-	-	3	3
SIVs[4]	5	17	32	71	125
Total	**27**	**42**	**239**	**252**	**560**
% Asset backed securities	**0.4%**	**0.5%**	**3.1%**	**3.3%**	**7.3%**
% Total funds under management	**0.02%**	**0.03%**	**0.17%**	**0.18%**	**0.39%**

[1] Entire Exposure to AAA rated CSO underlying collateral investment grade corporate exposure.
[2] Post Balance Sheet re-structuring of annuity book in February 2008 resulted in reduction to wrapped credit of £120m to give total exposure of £306m. No underlying exposure to US credit.
[3] Exposure of $5m nominal CDS to AMBAC at 31 December 2007. This has been sold since the year end.
[4] Includes Whistlejacket exposure of £15m held in Medium Term Notes (MTN) and senior notes. Other SIV exposure is either bank sponsored or Sigma (Gordian Knot).

Section	Contents	Page

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1 Business review

Summary basis of preparation
Our business review has been prepared in line with section 234 ZZB of the Companies Act 1985, which reflects the European Union Accounts Modernisation Directive. To give our shareholders clear and helpful information, we have also considered the voluntary best practice principles of the Reporting statement: Operating and Financial Review (OFR) issued by the Accounting Standards Board (ASB).

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). However, our Board believes that non-GAAP measures, which we have used in the business review, together with other measures that are calculated in accordance with IFRS, are useful for both management and investors and make it easier to understand our Group's performance.

The most important non-GAAP measures in the business review include European Embedded Value (EEV) information and IFRS underlying profit.

All non-GAAP measures should be read together with the Group's IFRS statutory income statement, balance sheet and cash flow statement which are presented in the Group's financial statements in section 3.

Where figures are described as pro forma, this means that they have been prepared for periods before demutualisation and indicate the profits that would have occurred if the post demutualisation structure had applied.

Further details can be found in section 1.7 of the business review.

1.1 Group overview

Generating sustainable, high quality returns for our shareholders

We have delivered strong results and achieved our financial and efficiency targets for 2007 – our first full year as a listed company following demutualisation in 2006. 2007 has been a record-breaking year for new business volumes with present value of new business premiums (PVNBP) sales increasing by 13% to £16,423m. EEV operating profit before tax increased by 43% to £881m, delivering a return on embedded value (RoEV) of 11.5% (2006: 8.9%) that has significantly exceeded the 9-10% target set for the year. This strong increase in RoEV has been driven by growth in new business profitability, the successful achievement of our cost efficiency targets and a resilient performance from our investment management business.

To reflect this good performance, we are recommending payment of a final dividend of 7.7p per share, for the year to 31 December 2007, making a total of 11.5p per share for the year. This represents implied growth of 6.5%, consistent with the Group's progressive dividend policy.

Delivering capital efficiency and generating cash

The Group's financial strength is reflected by the improvement in capital and cash generation in 2007 and the increase in our regulatory capital resources as at 31 December 2007. A core component of our strategy is to write capital-efficient new business. We have reduced new business strain (NBS) by 26% to £225m (2006: £303m) while growing sales volumes by 13%. New business strain as a proportion of PVNBP has improved to 1.4% (2006: 2.2%) and was comfortably covered by capital and cash flows from our existing business, which increased by 26% to £549m (2006: £436m). These factors have contributed to the 129% increase in total EEV capital and cash generation after tax to £600m (2006: £262m). Our regulatory capital resources have increased from £7.9bn to £9.2bn, giving solvency cover of 166% of capital resources requirements. The residual estate of the Heritage With Profits Fund (HWPF) at 31 December 2007 was £1.5bn compared with £1.3bn in 2006.

On 14 February 2008 we announced that we had reinsured more than half of our pre demutualisation UK immediate annuity portfolio to Canada Life International Re, a subsidiary of Great-West Lifeco. This amounts to £6.7bn of UK immediate annuity liabilities and significantly reduces the longevity risk exposure for our shareholders. The transaction will also have the effect of releasing capital and cash from reserves and reducing capital requirements. We also expect there to be a one off increase in embedded value operating profit before tax of at least £100m in 2008[1].

Leveraging our investment management expertise and performance

Our investment management business, Standard Life Investments, generated a 19% increase in IFRS underlying profit before tax to £83m (2006: £70m). Worldwide third party net new business for our investment management business was up 23% to £7.9bn. Standard Life Investments' total funds under management have increased by 9% to £143.4bn including a 24% increase in third party funds under management to £47.7bn. Our money weighted average investment performance was well above median for all time periods from 1 year to 10 years and remains in the top quartile over 3 and 5 years.

Driving for operational excellence

As part of our aim to drive for operational excellence we have reduced expenses to create a more efficient business. Maintaining Group Corporate Centre (GCC) costs in 2007 at the pre demutualisation level of £58m in 2005 was one of the specific targets we communicated at the time of the initial public offering (IPO) in July 2006. We have succeeded in meeting this target by reducing GCC costs to £57m (2006: £89m). At the time of flotation we also announced that we would reduce UK life and pensions expenses by £30m by the end of 2007. We have achieved these cost efficiencies, reducing expenses by £31m excluding the cost of new products launched since 2005, including Wrap.

Last year we announced a Continuous Improvement Programme (CIP) to reduce underlying costs by a further £100m, net of growth, by the end of 2009. In the second half of 2007 we achieved savings of £27m, compared with a target of £15m. Through efficiency and productivity we said that we would achieve a reduction in the underlying headcount requirement to service our existing levels of business by around 1,000 by 2009. At 31 December 2007 Group headcount was 10,379, a reduction of 362 from 31 December 2006, despite the creation of 210 additional jobs from the investment in UK SIPP and Wrap.

[1] The expected one off benefit to pre tax embedded value operating profit has been calculated on the basis of the European Embedded Value (EEV) methodology used by Standard Life as at the end of 2007.

1.2 New business sales and profitability

New business highlights

	2007	2006	Movement
New business PVNBP[1,2,3]	**£16,423m**	£14,599m	13%
New business APE[2,3]	**£1,994m**	£1,768m	13%
Investment – third party net new business	**£7.9bn**	£6.4bn	23%
New business contribution[4]	**£345m**	£205m	68%
PVNBP margin[4,5]	**2.1%**	1.4%	0.7% points

[1] The PVNBP new business sales are different from those previously published in the full year new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes.
[2] The 2007 figures include mutual funds sales. The 2006 figures have been restated to reflect the inclusion of mutual funds. The 2007 impact is: PVNBP of £848m (APE of £92m). The 2006 impact is: PVNBP of £336m (APE of £34m).
[3] The percentage change figures include percentage change figures for India which are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
[4] 2006 results are shown on a pro forma basis.
[5] PVNBP margins are NBC divided by PVNBP expressed as a percentage based on the underlying unrounded numbers.

Please refer to the basis of preparation in section 1.7.

New business sales

Group PVNBP sales £16,423m (2006: £14,599m)


UK
£13,324m
£11,436m
Canada
£1,654m
£2,091m
Europe
£1,179m
£866m
Asia Pacific
£266m
£206m
2007
2006

The Group's new business performance has delivered a 13% increase in life and pensions PVNBP sales to £16,423m.

The new business performance of our UK financial services division reflects strong growth in the first half of the year, followed by resilient performance in the face of difficult market conditions in the second half.

UK life and pensions sales increased by 17% to £13,324m. This increase represented a strong sales performance across a broad range of products, coupled with strength in service and functionality. A 34% increase in Group pensions sales (including Retail trustee investment plan) was driven by strong levels of new and incremental business. Individual SIPP sales increased by 24%. We continue to innovate in our SIPP proposition, with developments such as a high-yielding cash account and the introduction of on-line servicing, the launch of the GARS (Global Absolute Return Strategy) fund link, accepting protected rights and the expected launch of a variable annuity offering for the post retirement market. Savings and investments sales also increased by 38% and sales of Offshore bonds were over seven times the level of the previous year and benefited from the launch of our Retail portfolio bond and our distribution agreement with Fidelity. A marginal fall in Investment bond sales was due to weakness in the global financial markets and uncertainty regarding proposed capital gains tax (CGT) changes. We await clarity on the CGT proposal. Any sales impact will be monitored and appropriate action taken where necessary.

In a competitive environment and difficult market conditions our banking business successfully maintained a high quality mortgage portfolio and increased gross lending to £3.7bn (2006: £3.0bn). Our healthcare sales rose by 10% to £22m (2006: £20m) despite an increasingly competitive market place.

Sales in Canada fell by 19% in constant currency to £1,654m PVNBP (2006: £2,091m). The decrease was caused by a number of large transactions boosting sales volumes in 2006, a continuing focus on margin over volume and the realignment of our distribution capability. The ongoing rebuilding of our retail sales force and sales already secured has provided a more positive start to 2008.

1.2 New business sales and profitability *continued*

In Europe, PVNBP sales increased by 35% in constant currency to £1,179m (2006: £866m) reflecting increased popularity of our new products and strengthened distribution. The self investment options in Ireland, inspired by the UK SIPP platform, demonstrate our commitment to drive profit and exploit synergies through joint development across our business.

Operations in Asia continued to experience strong growth with PVNBP increasing by 47%[3] in constant currency as branch expansion and agency recruitment continued in our joint ventures in China and India. We expect further growth in Asia Pacific to be driven by new product launches, wider distribution and market expansion.

Continued investment outperformance drove further mandate wins at our investment management business, with third party net new business of £7.9bn (2006: £6.4bn). We have continued to perform well despite volatility in global financial markets in the second half of the year. Despite these challenges third party funds under management increased to £47.7bn (2006: £38.5bn) and total funds under management increased to £143.4bn (2006: £132.1bn). Strong third party inflows, driven by institutional funds, are expected to sustain continued growth in third party funds under management in 2008.

SLI third party new business


Gross
£11.3bn
£9.0bn
Net
£7.9bn
£6.4bn
2007
2006

New business profitability

Our overall sales growth has driven higher profitability with new business contribution (NBC) up 68% to £345m and PVNBP margin increasing by 0.7% points to 2.1%. The NBC growth was driven by significantly higher sales volumes in the UK and Europe. There were improvements in margins across all territories.

In the UK, NBC increased by 69% to £282m (2006: £167m). This was partly due to the large increase in sales volumes and also improved profit margins. The UK PVNBP margin increased from 1.5% to 2.1% exceeding our target of 2.0% in 2008 and reflecting greater profitability in individual product lines as well as a more favourable product mix. The UK internal rate of return (IRR) increased from 13% in 2006 to 20% for the full product range and reflects increasing capital efficiency.

In Canada, NBC increased by 38% in constant currency to £37m (2006: £28m). This was mainly due to the repricing of certain life products and our shift in focus to higher margin products.

In Europe, NBC increased by 155% in constant currency to £26m (2006: £10m). The increase is a result of higher sales volumes and margins that have been enhanced by efficiency savings and new product launches.

Group NBC £345m (2006: £205m)


UK
£282m
£167m
Canada
£37m
£28m
Europe
£26m
£10m
2007
2006

Group PVNBP margin 2.1% (2006: 1.4%)


UK
2.1%
1.5%
Canada
2.3%
1.6%
Europe
2.2%
1.2%
2007
2006

Further analysis of the individual segment results can be found in section 1.6 business segment performance.

1.3 EEV – Group

EEV highlights

	2007	2006	Movement
EEV operating profit before tax*	**£881m**	£614m	43%
Return on embedded value*	11.5%	8.9%	2.6% points
Diluted EEV operating EPS*	28.3p	20.7p	37%
EEV profit before tax*	**£838m**	£1,022m	(18%)
EEV	**£6,211m**	£5,608m	11%

* 2006 results are shown on a pro forma basis.

Please refer to the basis of preparation in section 1.7.

Against volatile market conditions operating profit before tax increased by 43% to £881m (2006: £614m). Total profit before tax fell 18% to £838m (2006: £1,022m) as a result of the reduction in non-operating profits which are mainly market driven and occur as a result of investment performance being different from that anticipated in the opening EEV. Further details on operating profit and non-operating profit are given below.

EEV operating profit before tax


£881m
£614m
06
07

EEV operating profit

Operating profit before tax increased by £267m to £881m (2006: £614m). The EEV operating profit before tax is analysed in the three components reflecting the focus of our business effort (core[1], efficiency[2] and back book management[3]) and demonstrates clear achievement of our objectives in all three areas. In particular, the core element of our operating profit has risen from £550m to £791m, efficiency operating profit has increased from £95m to £109m and our back book management return rose from a loss of £31m in 2006 to a loss of £19m in 2007.

EEV operating profit £881m (2006: £614m)


Core
£791m
£550m
Efficiency
£109m
£95m
Back book management
(£19m)
(£31m)
2007
2006

Further details on the movements in operating profit by source are provided below along with a segmental analysis.

Core

The 44% increase in the core element of our operating profit is mainly driven by an increase in new business contribution (NBC) of over 68% from £205m in 2006 to £345m in 2007, a turnaround in the profitability of our core non-covered business from a loss of £2m to a profit of £51m and a £45m increase in expected return on in-force business. The growth in NBC is covered in detail in section 1.2 new business sales and profitability while the increase in non-covered business is analysed in the segmental analysis of EEV operating profit. The improvement in expected return is largely attributed to the receipt of a full year's interest income on the IPO proceeds in 2007 compared to half a year's interest income in 2006.

Efficiency

We have demonstrated continued progress in respect of our covered business maintenance costs, with efficiency benefits of over £100m, primarily arising from the UK and Canada. These gains reflect our continued focus on cost control and have contributed towards the achievement of our 2007 expense targets.

[1] Core includes new business contribution, expected return and development costs for covered business excluding those development costs directly related to back book management initiatives, and for non-covered business, IFRS underlying profit excluding specific costs attributable to back book management.
[2] Efficiency includes covered business maintenance expense variances and assumption changes.
[3] Back book management includes all non-expense related operating variances and assumption changes for covered business plus those development costs directly related to back book management initiatives and, for non-covered business, specific costs attributed to back book management.

1.3 EEV – Group *continued*

Back book management

To complement the growth in the value of the Group through the core and efficiency elements, we are focused on reducing risks to shareholder profits that are expected to emerge from the back book. This element illustrates the impact of changes in insurance experience and assumptions, along with the results of our efforts to actively manage the value of the in-force business.

The two major insurance risks to which shareholders are exposed are lapses and mortality. Lapse variances and assumption changes have resulted in a charge of £249m in 2007 (2006: £266m), primarily arising in the UK. This includes significant strengthening of long-term lapse assumptions plus a further allowance for expected adverse experience on UK unit linked bonds where, general market volatility, the downturn in the UK commercial property market and the current uncertainty over proposed changes to capital gains tax (CGT) have led to increased lapse rates.

Mortality variances and assumption changes resulted in a charge of £95m in 2007 (2006: profit £92m), primarily from strengthened annuitant mortality assumptions in the UK and Canada. The reinsurance of £6.7bn of pre demutualisation UK annuity reserves, announced on 14 February 2008, represents a significant step in reducing the shareholders' exposure to annuitant mortality risk. The benefits of this reinsurance will be shown in our 2008 results.

The strengthening of our lapse and mortality assumptions plus the subsequent annuity reinsurance reduces the risk of future adverse variances. More detail on the UK provisions and in particular the lapse position is provided in the supplementary EEV financial statements in section 2.

In addition, as part of our focus to actively manage the value of the in-force business, a review of UK group deferred annuity data and models resulted in a £191m benefit to operating profits and activities to reduce risks within the Heritage With Profits Fund (HWPF) have generated £42m of operating profits (2006: £44m) from a reduction in the time value of options and guarantees (TVOG).

Operating profit after tax

Operating profit after tax increased by 44% to £617m (2006: £429m). The attributable tax rate was 30% in 2007 (2006: 30%).

Return on embedded value

RoEV was 11.5% in 2007 compared to 8.9% in 2006 (after adjusting for the IPO proceeds and post tax notional interest of £21m thereon). The core area of the business contributed 2.1% of the total 2.6% increase in RoEV, driven in particular from a 1.7% increase from NBC. Efficiency and back book management recorded increases of 0.3% and 0.2% respectively, reflecting our focus on reducing risk and actively managing the value of the in-force business.

Movement in return on embedded value



2006 RoEV
8.9%
Core
2.1%
Efficiency
0.3%
Back book management
0.2%
2007 RoEV
11.5%

Diluted EEV operating EPS

The diluted EEV operating EPS grew significantly from 20.7p in 2006 to 28.3p in 2007. The basic EEV operating EPS also increased from 21.4p in 2006 to 28.9p in 2007. These increases were largely driven by the 37% increase in operating profit after tax since 2006 (as adjusted for IPO notional interest).

EPS is based on operating profit after tax including notional interest on IPO proceeds where appropriate (2006: £21m) and on 2,138m shares for basic EPS (2006: 2,102m) and 2,177m shares for diluted EPS (2006: 2,173m).

EEV non-operating loss

The non-operating loss before tax totalled £43m (2006: profit £408m), a decrease of £451m. Our life and pensions businesses produced a non-operating profit of £10m (2006: profit £283m) from economic variances and assumption changes. This included long-term investment variances of negative £17m (2006: positive £252m) partially offset by £27m of positive changes to economic assumptions reflecting year end market conditions (2006: £31m).

EEV non-operating loss £43m (2006: profit £408m)



Covered business economic variances and assumption changes
£10m
£283m
Mark-to-market of subordinated debt
£0m
£107m
Volatility arising on different asset and liability valuation bases
(£39m)
£48m
Other
(£14m)
(£30m)
2007
2006

1.3 EEV – Group *continued*

For all periods after 10 July 2006 the impact of the market value movement on UK subordinated debt liabilities has been included in UK life and pensions results in line with the treatment of the assets, and flows through investment return variances. The 2006 results included a non-operating gain of £107m from the mark-to-market adjustment of the UK subordinated debt for the period ended 10 July 2006 within non-covered business.

Volatility arising on different asset and liability valuation bases reflects the economic hedge loss in our banking business of £39m (2006: gain £48m).

'Other' includes restructuring and corporate transaction expenses of £31m (2006: £17m) mainly in relation to corporate finance activity of £18m, costs of delivering efficiencies of £9m and healthcare business restructuring of £4m. This is partially offset by a profit of £17m on the part disposal of our investment in HDFC Asset Management Limited (HDFC AM) to our Indian joint venture partner.

Non-operating loss after tax

The non-operating loss after tax was £30m (2006: profit £319m). The attributed tax rate in 2007 was 30% compared to 22% in 2006. The attributable tax rate is driven by the types of business written within each of the territories, the different geographical locations and the change in the taxation of the market value adjustment for the subordinated debt following its inclusion in covered business.

Profit after tax

Profit after tax fell from £748m in 2006 to £587m in 2007.

Group embedded value

Our Group embedded value increased by £603m or 11% in 2007. Before taking into account dividends paid to shareholders, the increase was £800m, of which £600m was from capital and cash generation. Our capital and cash generation from the core elements rose £213m to £334m, mainly due to improvements in new business strain and expected return. Back book management was the other main contributor to our capital and cash generation with a return of £209m, £137m higher than 2006. Efficiency profits and non-operating items also made small positive contributions to capital and cash generation. This is discussed in more detail in section 1.5 capital and cash generation. The net worth of our Group has increased from £2,391m to £2,884m and the present value of the in-force business (PVIF) rose from £3,217m to £3,327m, reflecting our growth.

Reconciliation of EEV

12 months to 31 December 2007	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Group EEV £m
Opening	1,829	562	**2,391**	3,217	**5,608**
Capital and cash generation	566	34	**600**	-	**600**
PVIF income statement	-	-	-	(13)	**(13)**
Profit after tax	566	34	**600**	(13)	**587**
Dividends	(197)	-	**(197)**	-	**(197)**
Other non-trading movements	6	84	**90**	123	**213**
Closing	**2,204**	**680**	**2,884**	**3,327**	**6,211**

1.3 EEV – Group *continued*

Segmental analysis of EEV operating profit before tax

The following table provides an analysis of the EEV operating profit before tax for the year ended 31 December 2007 and also pro forma comparative results for 2006.

	2007 £m	Pro forma 2006 £m
Covered business		
UK	606	372
Canada	178	163
Europe	26	45
Other	(12)	(8)
HWPF TVOG[1]	42	44
Covered business operating profit	840	616
Investment management[2,3]	48	42
Banking	32	38
Healthcare[3]	13	12
Group Corporate Centre costs	(57)	(89)
Other	5	(5)
Operating profit before tax	881	614

[1] Heritage With Profits Fund TVOG.
[2] Excluding the profits made on life and pensions business.
[3] The investment management result for both periods includes the profits of other general insurance operations managed by our investment management business. In previous periods all general insurance was included in healthcare and general insurance.

Operating profit before tax increased by 43% to £881m (2006: £614m). Our covered business accounts for £224m of this increase.

UK covered business operating profit rose by £234m to £606m. The core elements produced operating profit of £583m compared to £410m in 2006, an increase of 42%. This was mainly attributable to a £115m increase in NBC, a £54m increase in expected return and a £4m reduction in development costs. Efficiency gains contributed £77m compared to £28m in 2006. Back book management operating losses were £54m compared to £66m in 2006. In 2007 the back book management losses were largely attributed to the negative impact of lapses of £277m and mortality and morbidity charges of £47m partially offset by the positive impact of deferred annuities of £191m. Further comments on the components of UK operating profit, including the current trends in lapses, are provided in section 1.6 business segment performance.

Operating profit in Canada increased by £15m to £178m in 2007. Core elements accounted for £126m compared to £118m in 2006, an increase of 7%. This increase was driven by a £9m increase in NBC, a £1m increase in expected return offset by a £2m increase in development expenses. Efficiency gains were £25m compared to £53m in 2006. Back book management operating profit was £27m compared to a loss of £8m in 2006. The positive return in 2007 is largely attributable to tax variances and positive lapse assumptions partially offset by higher mortality and morbidity charges.

In Europe, operating profit fell by £19m to £26m (2006: £45m), despite an increase in the core profit of £11m to £43m, which was mainly attributable to a £16m increase in NBC. Efficiency gains were £7m compared to £14m in 2006 and the back book management operating loss was £24m, mainly arising from lapse assumption changes in Ireland, compared to a loss of £1m in 2006.

Losses in relation to 'Other' were in respect of the rapid expansion of the Asia Pacific business.

There was £42m (2006: £44m) of HWPF TVOG back book management operating profit in 2007 due to interest rate hedging for HWPF annuities, refinements to the interaction of dynamic management actions across the UK and German business, and the modelling of the distribution of the HWPF residual estate to with profits policyholders.

1.3 EEV – Group *continued*

The operating profits from our non-life and pensions entities were £41m (2006: loss £2m). This increase in profits was mainly attributable to the reduction in Group Corporate Centre (GCC) costs, which fell from £89m to £57m, a full year's investment income on assets held in the Group's holding company, Standard Life plc, compared to half a year's income in 2006, partially offset by £10m in respect of a provision for a guarantee, and increased profits from our investment management and healthcare businesses. These increases were partially offset by higher losses in Standard Life Savings Limited, our mutual funds and Wrap business which rose from £20m to £25m, after 2007 losses being reduced by the transfer out of £25m of certain mutual fund losses to UK covered business.

Further comments on the operating profits of each of the businesses noted above are provided in section 1.6 business segment performance.

Investment management profits

Investment management profits are included in EEV on a look through basis. This means that the profits from investment management generated from life and pensions business are effectively allocated to covered business. However, included within the covered business look through is business actively marketed and sold to third parties through investment management distribution channels. When these profits are added to the third party profits already recognised under EEV, the total third party profit increases to £61m (2006: £45m).

The following table summarises the profits of our investment management operations:

	2007 £m	2006 £m	Movement £m
Life and pensions look through profits	35	28	7
Third party related life and pensions profits	(13)	(3)	(10)
Life and pensions profits excluding third party related profit	22	25	(3)
Third party related life and pensions profits	13	3	10
Third party profits	48	42	6
Third party related profits	61	45	16
Investment management underlying profit before tax	83	70	13
Profit on part disposal of joint venture	17	-	17
Investment management total profit before tax	100	70	30

1.4 IFRS – Group

IFRS highlights

	2007	2006	Movement
IFRS underlying profit before tax[1]	**£714m**	£540m	32%
IFRS profit after tax[1]	**£576m**	£579m	(1%)
Diluted IFRS underlying EPS[1]	**33.3p**	21.8p	53%
Dividend cover[2]	**2.9 times**	2.2 times	32%

[1] 2006 results are shown on a pro forma basis.
[2] Dividend cover for 2006 is calculated as IFRS underlying profit after tax and minority interest for the period post demutualisation from 10 July 2006 to 31 December 2006 divided by the dividend paid in respect of this period.

Please refer to the basis of preparation in section 1.7.

IFRS profit after tax

Profit after tax decreased by £3m to £576m in 2007. This small decrease included a 32% increase in underlying profit offset by a number of volatile items not included within the underlying profit. These comprised the impact of new accounting guidelines in Canada which reduced profit by £144m and volatility arising from different IFRS measurement bases for assets and liabilities which reduced profit by another £158m. There was also an offsetting £17m one off gain from the part disposal of our investment in HDFC Asset Management Limited (HDFC AM) to our Indian joint venture partner. The increase in the underlying profit before tax is explained in more detail below.

IFRS underlying profit before tax

Our IFRS statutory income statement which shows IFRS profit after tax and the reconciliation to underlying profit are shown in section 3. We believe that the IFRS underlying profit before tax adjusted for non-operating items provides a more meaningful analysis of the underlying business performance.

Movement in IFRS underlying profit

Underlying profit in both 2006 and 2007 includes certain one off items. In 2006, there were one off reserve releases of £53m. There was also a one off increase in profit in Germany relating to exceptionally high sales in 2004 and 2005 due to changes in tax legislation at that time.

Underlying profit in 2007 includes a one off positive adjustment for PS06/14. This resulted in a significant one off release of reserves of £136m in UK life and pensions and £2m in Ireland. There was an additional £143m one off release of reserves in the UK in relation to the deferred annuity business. Mortality assumptions in the UK and Canada were strengthened by an additional £100m and £37m respectively and took into account lighter mortality experience. However these were partially offset by other assumption and modelling changes of £94m in the UK.

Excluding the significant one off transactions in both years the normalised underlying profit has increased by 7% from £443m to £476m, predominantly due to increased income from annual management charges of £35m and a £32m reduction in corporate costs. These have been partially offset by increased investment in new business development of £26m.

Movement in IFRS underlying profit £m



Pro forma FY 2006 underlying profit
540
UK reserving changes
(53)
Canadian universal life losses
7
Profit on exceptional German sales
(51)
Normalised FY 2006 underlying profit
443
Increased management charges
35
New business development
(26)
Reduction in corporate costs
32
Other
(8)
Normalised FY 2007 underlying profit
476
Additional mortality reserve on annuities
(137)
Adoption of PS06/14
138
Reserving change on deferred annuities
143
Other assumption/ modelling changes
94
FY 2007 underlying profit
714

1.4 IFRS – Group *continued*

Diluted IFRS underlying EPS

Diluted IFRS underlying EPS increased by 53% to 33.3p.

Segmental analysis of IFRS underlying profit

This table sets out the IFRS underlying profit attributable to equity holders for 2007 and also pro forma comparative results for 2006.

	2007 £m	Pro forma 2006 £m
Underlying profit before tax attributable to equity holders of Standard Life plc		
Life and pensions:		
UK	395	230
Canada	168	168
Europe	63	108
Other	(12)	(9)
Total life and pensions	614	497
Investment management[1]	83	70
Banking	32	38
Healthcare	13	12
Group Corporate Centre costs	(57)	(89)
Other	29	12
Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items	714	540
Profit attributable to minority interest	111	112
Underlying profit before tax attributable to equity holders and adjusted items	825	652
Adjustments for the following items:		
Volatility arising on different asset and liability valuation bases[4]	(302)	25
Impairment of intangibles	-	(14)
Restructuring and corporate transaction expenses	(31)	(17)
Profit on part disposal of joint venture	17	-
Profit before tax attributable to equity holders	509	646
Tax credit/(expense) attributable to:		
Underlying profit	11	(66)
Non-operating items	56	(1)
Total tax credit/(expense) attributable to equity holder profits	67	(67)
Profit for the year	576	579
Basic underlying earnings per share (EPS)[2]	33.9p	22.5p
Diluted underlying EPS[3]	33.3p	21.8p

[1] The investment management result for both periods includes the profits of other general insurance operations managed by our investment management business. In previous periods all general insurance was included in healthcare and general insurance.

[2] Basic EPS is based on 2,138m shares (2006: 2,102m shares) and underlying profit after tax attributable to equity holders of Standard Life plc of £725m (2006: £474m).

[3] Diluted EPS is based on 2,177m shares (2006: 2,173m shares).

[4] Underlying profit has been adjusted by £(302)m (2006: £25m) in respect of volatility that arises from different IFRS measurement bases for liabilities and backing assets in the UK, Canada and Europe of £(104)m, £(159)m and £nil respectively (2006: £(5)m, £(11)m and £(7)m respectively). In addition, this adjustment includes volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IFRS which amounted to £(39)m (2006: £48m).

Underlying profit before tax rose by 32% to £714m. Total life and pensions underlying profit before tax increased by 24% to £614m. Non-life operations generated a profit of £128m, an increase of 7%. There was a £32m reduction in Group Corporate Centre (GCC) costs, which meant that we achieved our target of reducing GCC costs to pre demutualisation levels. There was also an increase of £17m of other income, mainly relating to Standard Life plc, the Group's holding company.

1.4 IFRS – Group *continued*

Total life and pensions

UK life and pensions underlying profit before tax increased by 72% to £395m (2006: £230m). This increase was primarily driven by one off adjustments which included a £136m release of reserves relating to the adoption of PS06/14, a £143m release of statutory reserves in relation to deferred annuity business and £94m of other modelling and assumptions changes, offset by £100m of additional annuity reserves to reflect the strengthening of mortality assumptions. In Canada underlying profit remained steady at £168m, excluding the volatility caused by new Canadian accounting guidelines. Europe underlying profit fell by 42% to £63m mainly due to a decrease, in line with expectations, in profits transferred from the HWPF. The amount of profit transferred between the HWPF and the Proprietary Business Fund is determined by the Scheme of Demutualisation (the Scheme). This was expected to fall in the short-term following the run-off of the income earned on the exceptional level of sales in Germany in 2004 and early 2005 following changes in German tax legislation. The life and pensions result also included a £12m underlying loss for the Asia Pacific business as we continue to invest in its development.

Non-life business

Profits from our non-life businesses rose by 7% to £128m (2006: £120m). The increase was due to the strong results reported by our investment management business. This reflected strong inflows into third party funds, tight management of costs and continued strong investment performance, despite the volatile market conditions. Our banking business experienced a decline in profits due to the market pressures on net interest margin.

Group Corporate Centre costs and other

We succeeded in cutting GCC costs by 36% to £57m and therefore achieved our target of maintaining these costs at the 2005 level of £58m. We achieved this despite the additional costs of operating in a plc environment.

'Other' increased to £29m from £12m in 2006 primarily due to the inclusion of a full year of income in relation to assets held by the Group's holding company, Standard Life plc, compared to 2006 when income only arose in the period post demutualisation. This was partially offset by a provision of £10m in respect of a guarantee provided by the Company. 'Other' also includes a £4m loss in relation to the development of our new Standard Life Wealth business.

Please see section 1.6 business segment performance for further detail on the IFRS underlying result for our business units.

1.5 Capital and cash generation

Key performance indicators

	2007	2006	Movement
Group EEV capital and cash generation[1,2]	**£600m**	£262m	129%
Group capital resources[3]	**£9.2bn**	£7.9bn	16%
Group solvency cover[3]	**166%**	176%	(10% points)
Realistic working capital: Heritage With Profits Fund (HWPF)	**£1.5bn**	£1.3bn	15%
EEV	**£6,211m**	£5,608m	11%
IFRS equity attributable to equity holders of Standard Life plc	**£3,282m**	£2,878m	14%

[1] 2006 results are shown on a pro forma basis.
[2] Net of tax.
[3] Based on draft regulatory returns.

Please refer to the basis of preparation in section 1.7.

Group capital and cash generation

The Group's IFRS cash flow statement included in the financial statements in section 3, shows that our net cash inflows from operating activities were £2,828m (2006: outflow £730m). However, this statement combines cash flows relating to both policyholders and equity holders whereas the practical management of cash within the Group maintains a distinction between the two, as well as taking into account regulatory and other restrictions on availability and transferability of capital.

Within the Group we therefore analyse cash flow on a number of additional bases and we take the view that an analysis of the movement in the European Embedded Value (EEV) shareholders' net worth is more representative of underlying shareholder capital and cash flow than the IFRS cash flow statement. Furthermore, under existing EEV principles we are required to identify required capital for all covered business. Increases/(decreases) in required capital will not reduce the shareholders' net worth as no external cash flows are made but will act to decrease/(increase) the free surplus.

	2007			Pro forma 2006		
	Free surplus movement £m	Required capital movement £m	Net worth movement £m	Free surplus movement £m	Required capital movement £m	Adjusted net worth movement £m
New business strain	(272)	47	(225)	(335)	32	(303)
Capital and cash generation from existing business	561	(12)	549	451	(15)	436
Operating capital and cash generation from new business and expected return	**289**	35	324	116	17	133
Capital and cash generation from variances, development costs and assumption changes	294	(1)	293	63	48	111
Total covered business capital and cash movements	**583**	34	617	179	65	244
Total non-covered business capital and cash movements			(17)			18
Total covered and non-covered business capital and cash movements			600			262

All figures are net of tax. Net (expenses)/income directly recognised in the EEV balance sheet, including exchange differences and distributions to and injections from shareholders are not included as these are not trading related cash flows.

The analysis above highlights the most significant influences on free surplus and shareholders' net worth, including investment of shareholder capital in new business (new business strain) and the amount of capital and cash emerging from existing business. Our operating capital and cash flows from new business and expected return have increased to £324m (2006: £133m) reflecting strong capital and cash flows from in-force business and improvements in new business strain (NBS). Despite the increase in new business we achieved a reduction in NBS. This means that we are more efficient at using the capital and cash generated by the business, which allows for further investment in the business and payment of dividends to our shareholders. In overall terms, our covered and non-covered capital and cash movements have increased from £262m to £600m in 2007.

New business strain


3.2%*
£9,675m*
£14,599m
£16,423m
2.2
1.4
05
06
07
PVNBP
New business strain as a % of PVNBP

* New business strain margin for 2005 and 2006 and the PVNBP sales for 2005 have not been restated to include mutual funds sales as covered business.

1.5 Capital and cash generation *continued*

We also analyse capital and cash generated in the three components which reflect the focus of our business effort – core, efficiency and back book management. This analysis shows that there was positive capital and cash generation from all of our key areas of focus as well as from the non-operating items. Core and back book management were the main contributors to our impressive capital and cash generation in 2007. The core capital and cash flows of £334m reflect the lower NBS compared to the expected in-force capital and cash flows, whilst the back book management capital and cash flows of £209m include the one off impact of significant reserve releases from both the UK deferred annuities review and our adoption of PS06/14.

Capital and cash generation £600m (2006: £262m)



Core
£334m
£121m
Efficiency
£20m
£13m
Back book management
£209m
£72m
Non-operating items
£37m
£56m
■ 2007
■ 2006

Dividends

Our dividend policy is to pay a progressive dividend. During the year, the Group paid the final dividend for 2006 of 5.4p per share, amounting to £114m, and the 2007 interim dividend of 3.8p per share, amounting to £83m. We have proposed a final dividend of 7.7p per share, approximately £167m in total, to be paid in May 2008. Dividends in relation to the 2007 financial year including the interim would therefore be 11.5p per share or £250m in total. Dividend cover for 2007 of 2.9 times compares to 2.2 times for our first dividend paid in May 2007 in respect of our performance after demutualisation from the period 10 July 2006 to 31 December 2006. Dividend cover is calculated as IFRS underlying profit after tax and minority interest divided by the current year interim dividend plus the proposed final dividend.

Capital management

Objectives and measures of Group capital

The process of capital and risk management is aligned within the Group to support the strategic objective of driving sustainable, high quality returns for shareholders. The different measures of capital reflect the regulatory environment in which we operate and the bases that we consider effective for the management of the business.



Sustainable high quality returns for shareholders
Effective risk management driving capital allocation
Distributable earnings and dividends
Growing shareholder value
Customer security and financial strength
Effective risk management supporting ongoing solvency
IFRS
EEV
Regulatory capital
Definition
• Capital attributable to equity holders only • Key performance metric for Group non-life companies • Key determinant of distributable profits
• Capital attributable to equity holders only • Key performance metric for Group life companies • Robust embedded value underpins the financial strength of the Group
• Capital attributable to equity holders and policyholders • Monitored globally and locally using relevant solvency measures • Key determinant of distributable profits
KPI
• IFRS equity attributable to equity holders of Standard Life plc: 2007: £3.3bn (2006: £2.9bn) • IFRS dividend cover: 2007: 2.9 times (2006: 2.2 times)
• Group EEV capital and cash generation: 2007: £600m (2006: £262m) • EEV new business strain: 2007: £225m (2006: £303m) • EEV total equity*: 2007: £6.2bn (2006: £5.6bn)
• Regulatory capital resources: 2007: £9.2bn (2006: £7.9bn) • Regulatory solvency cover: 2007: 166% (2006: 176%)

* Please refer to section 1.3 EEV - Group for analysis of the free surplus within EEV total equity.

1.5 Capital and cash generation *continued*

The following diagram illustrates the key differences between the regulatory, IFRS and EEV capital measures:



FGD capital
Remove policyholder capital
Sub debt recognised as a liability
Add intangibles and other inadmissible assets
IFRS equity holder funds
IFRS intangible assets and other adjustments
EEV net worth
Long term cost of capital
Future earnings on covered business
Embedded value
£9.2bn
(£4.4bn)
Regulatory surplus
Req'd cap s/h funds
Required capital of HWPF
(£1.9bn)
£0.4bn
£3.3bn
Rtd earnings
Other reserves
Share capital and premium
(£0.4bn)
£2.9bn
Req'd cap
Surplus
(£0.3bn)
£3.6bn
Canada
UK & Europe
£6.2bn
FGD basis
Capital in long-term business funds
External subordinated debt
Valutation adjustments of IFRS
IFRS equity
Valutation adjustments for EEV
EEV net worth
Cost of capital
PVIF and TVOG
Embedded value

Reconciliation of key capital measures

The Group's capital, as measured by the Financial Groups Directive (FGD), includes two elements of capital which are not included under IFRS or EEV because they are not attributable to equity holders. These elements relate firstly to a restricted amount of policyholder capital (£4.4bn at 31 December 2007) which equals the capital resources requirement of the long-term business funds and secondly, subordinated debt issued externally by the Group amounting to £1.9bn. In some cases, the regulatory rules for valuing assets and liabilities differ from IFRS accounting rules requiring a valuation adjustment of £0.4bn. Similarly, the EEV balance sheet recognises certain valuation adjustments to give the EEV net worth. The net worth is adjusted for the cost of capital of £0.3bn and increased by the value of the present value of in-force business (PVIF) of £3.6bn to give the total EEV of £6.2bn at 31 December 2007.

Financial Groups Directive

The Group is classified as a 'financial conglomerate' as defined by the FGD. On this basis, Group capital resources have risen from £7.9bn to £9.2bn at 31 December 2007 with the Group solvency cover reducing from 176% to 166%. While solvency cover has decreased, this does not indicate a weakening of the capital position of the Group. The decrease in the solvency ratio is primarily due to the interaction of the Scheme and the Prudential rules. The increased regulatory surplus within the HWPF, together with the effect of the recourse cash flow transfers to shareholders, results in an increase to the capital resources requirement. The FGD calculation allows the increase in capital resources requirement to be matched by a corresponding increase in the capital resources of the HWPF included in Group capital resources. Overall, whilst this movement is neutral to shareholders, it leads to dilution of the cover ratio.

The significant factors affecting the FGD position during 2007 were:

- ongoing investment of shareholder capital in the business through writing new business;
- acceleration of release of reserves by approximately £138m as a result of regulatory changes in respect of Financial Services Authority (FSA) PS06/14, and a release of reserves in relation to deferred annuities of £143m;
- impact of changing financial conditions on the capital resources and capital resources requirement of the HWPF;
- profits earned by the non-life operations, particularly investment management; and
- payment of dividends to shareholders during the year of £197m.

1.5 Capital and cash generation *continued*

The FGD limits the amount of capital that can be recognised in Group capital resources where that capital is held by a UK long-term business fund. This limits the capital resources within a long-term business fund to the level of the capital resources requirement for that fund – resulting in a restriction of approximately £1.8bn at 31 December 2007 (2006: £2.3bn) – in the Group's case this mainly relates to the residual estate of the HWPF.

The disposition of capital across the Group, including all of the capital resources of the long-term business funds is shown in Note 3.12 Capital statement in the IFRS financial statements.

The largest regulated entity within the Group is Standard Life Assurance Limited (SLAL), and its regulatory position reflects capital resources including long-term business funds. The capital resources of SLAL have risen from £8.8bn to £9.3bn at 31 December 2007. While the capital resources have increased the solvency cover has fallen to 191% from 223% due to a relative increase in the capital requirements of the HWPF, as explained in the FGD commentary above. The capital resources of SLAL include the residual estate of approximately £1.5bn (2006: £1.3bn). Although the residual estate within the HWPF is not available to equity holders, this capital is available to absorb certain risks and losses arising from the HWPF.

On 14 February 2008, the Group reinsured £6.7bn of pre-demutualisation UK immediate annuities to Canada Life International Re, a wholly owned subsidiary of Great-West Lifeco. This arrangement is expected to bring a number of benefits, including a release of cash from reserves in 2008, a reduction to the Individual Capital Assessment (ICA) capital requirements and an enhancement to the residual estate within the HWPF which would otherwise have to be met by equity holders.

Individual Capital Assessment

The Group's UK based insurance companies determine ICA in accordance with appropriate regulations and guidance. Both SLAL (and its regulated subsidiary companies) and Standard Life Healthcare operate with relevant capital comfortably in excess of self assessed capital requirements and any ICA guidance that may have been issued by the FSA.

Following discussions with the FSA, Standard Life Bank has been granted a waiver to apply the internal ratings based approach in respect of its retail mortgage exposures. As a consequence Standard Life Bank expects its regulatory and economic capital to become more closely aligned each year until 2010 when the new regulations come fully into force. In due course, this should allow Standard Life Bank to release capital back to the Group, thereby enhancing its return on equity.

Markets in Financial Instruments Directive

Over the course of the year, the Group has adapted its internal processes to comply with the Markets in Financial Instruments Directive (MiFID). All relevant Group companies have prepared Individual Capital Adequacy Assessments in accordance with the relevant regulations. We do not anticipate that this will have a significant impact on the total capital requirements or strategic development of the Group.

Solvency II

Implementation of Solvency II is expected in 2012, with key objectives being to improve risk and capital management and to better align the regulatory capital requirements of insurers with their actual risk profile. The Group continues to monitor, influence and support the development of the relevant standards through its participation in quantitative impact studies and contributions to HM Treasury, FSA and Association of British Insurers (ABI) working groups. Implementation will have a direct impact on SLAL (and its insurance subsidiaries) and Standard Life Healthcare. Assessment of the financial impact on the Group is under review and updates will be provided in due course.

Capital management policy

Our capital management policy applies throughout the Group and it states that matters related to management of the Group's capital are reserved for the Board of Standard Life plc. This policy provides a framework for the effective and consistent management of capital. The scope of the capital management policy is wide ranging, and consists of five key elements.

Key elements of the capital management framework

1. Establishing group-wide performance targets
2. Monitoring current capital amounts
3. Forecasting and planning required capital amounts
4. Establishing target capital levels
5. Managing capital structure and capital raising activities

The capital management policy forms one pillar of the Group's overall management framework. It operates alongside and complements the Group's other policies and processes, in particular its risk policies and strategic planning process.

The Group continues to develop its Enterprise Risk Management (ERM) Framework to link robustly the processes of capital allocation, value creation and risk management.

1.5 Cash generation and capital management *continued*

Debt, facilities and liquidity

The Group's capital structure has been developed to provide an efficient capital base by using a combination of equity holders' funds, subordinated debt and capital within the HWPF.

- The Group uses subordinated debt to provide capital to our life assurance and banking businesses
- Further analysis of the Group borrowings is provided in the financial statements in Note 3.9 Borrowings
- Note 3.12 Capital statement in the financial statements shows the external subordinated debt and internal loans made across life and other operations

In 2007 the financial sector in particular was impacted by the liquidity crunch in the second half of the year. The Group has robust plans in place to ensure that it has access to sufficient liquidity to meet operating requirements during the current market uncertainty.

Credit ratings

External credit ratings agencies perform independent assessments of the financial strength of companies. The current insurer financial strength ratings for SLAL are A1/Stable and A/Stable from Moody's and Standard and Poor's respectively. The ratings are unchanged from the position at 31 December 2006.

1.6 Business segment performance

1.6.1 UK financial services

In 2007 we announced the creation of the UK financial services division which consists of UK life and pensions, our banking business and our healthcare business. This enables us to enhance our customer propositions by combining our capabilities across these lines of business and by building on our reputation for consistent high quality customer service and excellent distribution relationships. It also provides us with opportunities to maximise efficiencies from our operating model within our core UK market.

Life and pensions

UK life and pensions is one of the largest pension, long-term savings and investment providers in the UK with a 9.7% market share, and offers a broad range of products across insurance and investment wrappers with particular strengths in the accumulation for retirement market. In 2007 the existing Wrap platform was complemented with the launch of Fundzone, a mutual fund supermarket, and assets under administration on this platform have now grown to over £1bn.

Key performance indicators

	2007	2006	Movement
New business PVNBP[1,2]	**£13,324m**	£11,436m	17%
New business APE[1]	**£1,663m**	£1,446m	15%
New business contribution[3]	**£282m**	£167m	69%
PVNBP margin[3,4]	**2.1%**	1.5%	0.6% points
Net flows	**£2.5bn**	£3.2bn	(22%)
EEV covered business operating profit before tax[3,5]	**£648m**	£416m	56%
EEV non-covered business operating loss before tax[3,6]	**(£24m)**	(£21m)	(14%)
IFRS underlying profit before tax[3]	**£395m**	£230m	72%

[1] The 2007 figures include mutual funds sales. The 2006 figures have been restated to reflect the inclusion of mutual funds. The 2007 impact is: PVNBP of £564m (APE of £64m). The 2006 impact is: PVNBP of £36m (APE of £4m).
[2] The PVNBP new business sales are different from those previously published in the full year new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes.
[3] 2006 results are shown on a pro forma basis.
[4] PVNBP margins are NBC divided by PVNBP expressed as a percentage based on the underlying unrounded numbers.
[5] Includes Heritage With Profits Fund (HWPF) time value of options and guarantees (TVOG).
[6] Includes UK pension scheme cost and Standard Life Savings Limited (SLS).

Please refer to the basis of preparation in section 1.7.

New business sales

Total PVNBP sales of UK life and pensions products increased by 17% to £13,324m (2006: £11,436m). Individual pensions comprises SIPPs and increments on existing pensions. SIPP sales increased by 24% to £4,536m (2006: £3,651m) driven by the continued A-day momentum into the first quarter of 2007 and the particular attractions of SIPP (customer control, choice and flexibility). Group pensions sales increased by 34% to £2,817m (2006: £2,107m), helped by our leading position in the nil commission segment via employee benefit consultants. Excluding the one off bulk Trustee investment plan mandate from Citigroup of £840m in 2006, underlying Institutional pensions new business was up 37% in 2007. This growth in new business volumes was underpinned by our excellent relationships with distributors and our commitment to continue improving our product range. Savings and investments sales increased by 38% to £2,672m (2006: £1,937m). Sales of Offshore bonds, at £284m, were over seven times the level of the prior year (2006: £39m), benefiting from the launch of our Retail portfolio bond and our distribution agreement with Fidelity. Investment bond sales fell marginally to £1,824m (2006: £1,862m), reflecting the wider slowdown in this market in the light of the weakness in global financial markets and uncertainty regarding proposed capital gains tax (CGT) changes. We await clarity on the CGT proposal.

UK PVNBP sales £13,324m (2006: £11,436m)


Individual pensions
£5,302m
£4,602m
Group pensions*
£2,817m
£2,107m
Institutional pensions
£2,015m
£2,310m
Savings and investments
£2,672m
£1,937m
Annuities
£494m
£438m
Protection
£24m
£42m
2007
2006

*Includes Retail trustee investment plan

Our non-traditional independent financial adviser (IFA) channels grew, demonstrating our focus on building relationships with bank IFAs, consulting actuaries, private banks and other distributors. Overall sales through these channels represented 41% of new business in 2007 (2006: 34%).

1.6 Business segment performance *continued*

1.6.1 UK financial services *continued*

New business profitability

Throughout 2007 we continued to focus on profitable areas of the market where our brand and customer service give us sustainable competitive advantage. Total new business contribution (NBC) increased to £282m (2006: £167m) with a new business margin of 2.1% (2006: 1.5%). Overall the internal rate of return (IRR) increased significantly in 2007 to 20% from 13% in 2006. The new business profitability by product is analysed as follows:

UK NBC £282m (2006: £167m)



Individual pensions
£123m
£69m
Group pensions
£60m
£29m
Institutional pensions
£17m
£2m
Savings and investments
£34m
£31m
Annuities
£54m
£50m
Protection
(£6m)
(£14m)
2007
2006

- NBC on Individual pensions (SIPPs and increments on existing policies) increased to £123m from £69m in 2006, with margin improving from 1.5% to 2.3%. The improvement in margin reflects greater expense efficiency, as the size of the SIPP book grows. The underlying IRR on Individual pensions increased from 15% in 2006 to 29%, and the discounted payback period reduced from 8 years to 5 years, reflecting the greater weighting towards more capital efficient SIPP business where commission is funded by the client.
- Group pensions NBC grew from £29m to £60m while the margin improved from 1.4% to 2.1% due to expense efficiencies more than offsetting the effect of increased lapse assumptions. The IRR increased from 10% to 14% while the discounted payback period reduced from 19 years to 12 years.
- NBC on Institutional pensions grew from £2m to £17m due to improved modelling of the margins including looking through to the margins earned by our investment management business on these products. As the capital requirements of this business are small, the IRR is very high at over 40% and the payback period is very short at less than 3 years.
- Savings and investments comprises Onshore and Offshore bonds. In addition mutual funds sold via Wrap and Fundzone have been included in covered business for EEV purposes for the first time. Total NBC was £34m up from £31m in 2006 with a decreased margin of 1.3% (2006: 1.6%). The underlying margin on Onshore bonds reduced due to increased withdrawal assumptions while the margin on Offshore bonds improved as volumes grew, driving expense efficiencies. Overall the IRR on Savings and investments was 11% in 2006 and 2007, with a payback period of 12 years.
- Total NBC on Annuities was £54m in 2007, slightly up on 2006 while the margin was 11.0% compared to 11.5% in 2006. The margins on Annuities reflect the underlying margins on backing assets and will fluctuate modestly as investment conditions change. Annuities are cash generative from the outset, after allowing for regulatory capital requirements.
- We withdrew from the Protection market in 2007. NBC in 2007 was a loss of £6m down from the loss in 2006 of £14m, reflecting the lower sales in 2007 as well as increased capital efficiency from applying PS06/14.

Performance

Net flows

Net flows for 2007 were positive at £2.5bn (2006: £3.2bn). Net outflows for our Savings and investments portfolio were £0.2bn (2006: £0.4bn) which is due to the downward trend in traditional life with profits products. We maintain an approach of active communication with our customers about the benefits of their with profits policies. Following our with profits bonus announcement on 31 July 2007 we started to distribute the residual estate of the HWPF.

UK net flows £2.5bn (2006: £3.2bn)



Savings and investments
(£0.2bn)
(£0.4bn)
Insured retail pensions
£0.3bn
£1.0bn
Non-insured pensions
£1.4bn
£0.9bn
Institutional TIP
£1.0bn
£1.7bn
2007
2006

Insured and non-insured pension net flows (excluding Institutional TIP) were £1.7bn for 2007 (2006: £1.9bn), and SIPP celebrated its 3 year anniversary with 46,900 customers and £7.7bn funds under management.

Institutional TIP net flows were £1.0bn for 2007 (2006: £1.7bn), with 2006 net flows boosted by £840m one off bulk Trustee investment plan mandate from Citigroup.

1.6 Business segment performance *continued*

1.6.1 UK Financial Services *continued*

Wrap and Fundzone

As at 31 December 2007, we had 8,100 Wrap customers compared to 900 at 31 December 2006 and the number of IFA firms using the platform had grown to 209 compared to 88 at 31 December 2006. With total funds on the platform breaking through £1.0bn compared to £0.2bn as at 31 December 2006 we expect further momentum in Wrap and Fundzone through 2008 and beyond.

Operational efficiencies

At the time of the initial public offering (IPO) we announced that we would reduce UK life and pension expenses by £30m. We have achieved these cost efficiencies, reducing expenses by £31m excluding the cost of new products launched since 2005, including Wrap. Through our Continuous Improvement Programme (CIP) we have also achieved our additional operational efficiency improvements for 2007 by maintaining costs while delivering significantly higher new business volumes. We are on track to deliver further operational cost efficiencies by 2009.

EEV operating profit before tax

UK operating profit including HWPF TVOG increased by 58% in 2007 to £624m (2006: £395m). Core elements were the main driver, contributing £559m in 2007.

Core elements mainly include NBC, expected return on in-force business, non-covered business losses and development costs. NBC made a significant contribution to EEV operating profit in 2007 of £282m (2006: £167m) resulting from higher volumes and better margins. In addition, expected return on in-force business of £312m was £54m higher than 2006.

UK EEV operating profit before tax £624m (2006: £395m)



Core
£559m
£389m
Efficiency
£77m
£28m
Back book management
(£12m)
(£22m)
■ 2007
■ 2006

In 2007, development costs for covered and non-covered business were £14m, compared to £16m in 2006. This represents investment in pensions, bonds and Wrap, including technology enhancements to SIPP and the introduction of SIPP regulations.

We have worked hard in recent years to grow our business and control costs. This has made us more efficient and generated £77m of maintenance expense efficiencies. This increase relates partly to the recognition of higher margins due to expense efficiencies in our investment management business in respect of covered business, particularly Institutional pensions.

During 2007, we made major advances in driving value and reducing risk in our existing business. This has a positive impact on profit from back book management, which includes the effect of lapse variances and long-term lapse assumption changes, mortality variances and assumption changes.

- In 2007, we continued to see lapse experience in excess of year end 2006 long-term assumptions. We have recalibrated the long-term lapse assumptions for life with profits and pensions contracts in line with the recently observed experience. This reflects the behaviour of advisers and customers following the fundamental regulatory changes brought in with A-day and the continued unpopularity of with profits. This has represented a material strengthening of long-term lapse assumptions which has resulted in a £277m decrease in EEV operating profit. Lapse rates have deteriorated significantly due to general market volatility, concerns regarding the outlook for commercial property investment in the second half of the year and uncertainty around proposed CGT changes.
- We strengthened our mortality assumptions for annuitants and took into account lighter mortality experience for protection business. This led to an overall decrease of £47m in EEV operating profit. On 14 February 2008 we announced that we had successfully reinsured a significant part of our pre demutualisation annuity portfolio amounting to £6.7bn of reserves at year end 2007. This will reduce shareholder exposure to longevity risk but the benefits have not been recognised in the 2007 results.
- During 2007 we undertook a range of initiatives aimed at improving the efficiency of the balance sheet. This included applying PS06/14 and a review of the underlying data and calculation methodology for group deferred annuity business. This business largely comprises bulk buy-out annuity business and group deferred annuity contracts arising from discontinued final salary schemes. Following our review we released £143m of statutory reserves, which directly benefited net worth, and generated an increase in the present value of in-force (PVIF), net of the effect of the cost of required capital, of £48m.

IFRS underlying profit before tax

The IFRS underlying profit is made up of profit from existing business and the profits/losses on new business written in the year. The profit on existing business is principally determined by the Recourse Cash Flow (RCF). This is the amount which can be transferred from the HWPF to the Shareholder Fund in respect of business written before demutualisation. The IFRS underlying profit also comprises a growing component in respect of profits on business written post demutualisation.

1.6 Business segment performance *continued*

1.6.1 UK Financial Services *continued*

UK life and pensions IFRS underlying profit before tax for the year was £395m in 2007 (2006: £230m). This increase was primarily driven by one off items which included a £136m release of reserves relating to the adoption of PS06/14, a £143m release of statutory reserves in relation to deferred annuity business and £94m of other modelling and assumption changes, offset by £100m of additional annuity reserves to reflect the strengthening of mortality assumptions. The figure for 2006 also included a reserves release of £53m in relation to SIPP sterling reserves and deferred annuities. If we exclude the impact of these, the underlying IFRS result was £122m for 2007 compared to £177m in 2006. The reduction in IFRS underlying profit was primarily due to the increase in new business and costs relating to Standard Life Savings Limited and Standard Life International Limited, which reflected the growth and investment in our Wrap and Offshore bond propositions. The results exclude the impact of volatility which arises due to the subordinated liabilities being measured at amortised cost, whilst the assets are measured at fair value.

Banking

Standard Life Bank offers mortgage and retail saving products in the UK via intermediaries, and also direct to all customers through telephone and internet platforms. The focus for 2007 has been the control of costs in a difficult market environment.

Key performance indicators

	2007	2006	Movement
Mortgages under management	**£11.3bn**	£10.4bn	9%
Gross lending	**£3.7bn**	£3.0bn	22%
Savings and deposits	**£4.6bn**	£4.2bn	10%
IFRS underlying profit before tax*	**£32m**	£38m	(16%)
Return on equity after tax*	**7%**	9%	(2% points)
Interest margin	**60bps**	74bps	(14bps)
Cost income ratio	**60%**	59%	(1% point)

* 2006 is shown on a pro forma basis.

Please refer to the basis of preparation in section 1.7.

New business

In 2007, the UK mortgage market remained highly competitive. The second half of the year was dominated by the global liquidity crunch. This affected the whole banking industry and all lenders found it more challenging to maintain margins. Despite this, gross lending was up 22% to £3.7bn (2006: £3.0bn). Our market share of gross lending increased to 1.0% (2006: 0.9%), with mortgages under management increasing to £11.3bn for 2007 (2006: £10.4bn).

Gross lending


£3.1bn
£3.0bn
£3.7bn
05
06
07

Retail savings balances increased by 10% to £4.6bn (2006: £4.2bn) with SIPP and Wrap cash balances growing to £630m (2006: £263m). Our savings business benefited due to competitive product offerings during the second half of 2007.

Funding

Banking remains well funded with access to a diverse range of funding. During the year we have not utilised any committed facilities. The liquidity ratio remains within our normal range.

Performance

IFRS underlying profit before tax decreased by 16% to £32m (2006: £38m), excluding the volatility in respect of non-qualifying economic hedges. In line with many of our competitors net interest margin has come under pressure from a highly competitive market throughout the year, as well as the rising cost of funding as a result of the liquidity crisis in the second half of the year. Return on equity (RoE) in 2007 was 7% (2006: 9%). The achievability of the 15% target RoE in 2008 has been impacted by competitive market conditions and the liquidity crunch resulting in continued pressure on margins.

Our cost income ratio of 60% (2006: 59%) has remained relatively stable despite increased productivity gains resulting in reduced expenses. This was offset by the impact of the increased pressure on net interest margin. We reduced staff numbers by 30% during the year to 482 at 31 December 2007 (2006: 685) while maintaining our service standards. Continued development of our e-commerce capabilities has benefited the business and helped enhance our customer and distributor relationships through increased self service, allowing us to maintain our award winning service while improving operational efficiency.

1.6 Business segment performance *continued*

1.6.1 UK Financial Services *continued*

We continue to maintain a high quality mortgage portfolio, with only 0.18% of total mortgages three or more months in arrears at the end of December 2007, compared with the Council of Mortgage Lenders industry average of 1.20%. This leaves us well positioned for any downturn in the market which may occur in the future.

Healthcare

Standard Life Healthcare offers a range of private medical insurance (PMI) and healthcare solutions – making it the 4th largest PMI provider in the UK.

Key performance indicators

	2007	2006	Movement
New business sales	**£22m**	£20m	10%
IFRS underlying profit before tax*	**£13m**	£12m	8%
Return on equity after tax*	**8%**	12%	(4% points)
Claims ratio	**70.8%**	68.3%	(2.5% points)

* 2006 is shown on a pro forma basis.

Please refer to the basis of preparation in section 1.7.

New business

In a competitive market, overall new business increased by 10% to £22m (2006: £20m) whilst maintaining our strategy of writing only profitable business. The increase reflected improved performance by our direct marketing channel which resulted in a 21% increase in individual new business. Full year group sales grew by 2% compared to 2006 as we continued to focus on profitable segments of the Small and Medium Enterprise (SME) segment of the market.

New business sales


£20m
£20m
£22m
05
06
07

Performance

IFRS underlying profit before tax was £13m (2006: £12m), before taking into account one off costs relating to integration of the PMI business acquired from FirstAssist in 2006, and project costs associated with the new system development. The 2006 underlying profit included a £4m surplus on the prior year claims reserves. Excluding this surplus, the 2007 underlying profit increased by £5m. This was principally due to an improved performance and full year contribution from the acquired business together with an increase in investment income as a result of higher interest rates. Claims experience was in line with expectations. RoE for the year was 8% (2006: 12%). The 2006 RoE was benefited by the absorption of the First Assist business, however we are on track to achieve our target RoE of 15% in 2008.

UK financial services – Customers

We are committed to creating exceptional customer experiences through our service strategies. By developing our people, building strong customer and adviser relationships, delivering transactional excellence and managing demand in an efficient way, we continue to deliver an award winning service.

In order to ensure customers are treated fairly, we aim to provide quality products, a high level of financial security and performance and a quality of service which fully meets the needs of our customers, while at all times being ethical and compliant. We believe that the Financial Services Authority's (FSA) Treating Customers Fairly (TCF) principles are complementary to our approach to customers and we recognise that TCF requires us to assess and monitor our performance against our customer values and actively demonstrate them on a daily basis.

During 2007, customer service remained one of our key strengths and was recognised through the following awards:

Life and pensions

- Life and Pensions Provider 5-Star Award from Financial Adviser Service Awards for the 12th consecutive year;
- Company of the Year and Best Pension Provider for the 4th consecutive year from Money Marketing Awards;
- Best SIPP Provider of the Year from Financial Adviser Awards;
- People's Choice Award for the Company with the Best Technology, Administration and Service in the Pensions Management Administrative and Service Awards; and
- Best Overall Platform 2007 from Adnitor UK Platform Awards.

1.6 Business segment performance *continued*

1.6.1 UK Financial Services *continued*

Banking

- Best use of technology from European Call Centre Awards.

Healthcare

- Best Customer Service Provider for the 7th consecutive year from Health Insurance Awards; and
- Gold Standard Award for the 5th consecutive year from the Gold Standard Award.

UK financial services – Employees

We recognise that great business results are enabled by having talented and engaged people and by creating an environment in which people can flourish. Based on the most recent Gallup survey our 2007 annual staff engagement score of 3.74 out of 5 (2006: 3.63) increased for the fourth consecutive year.

Our employment proposition is designed to attract, retain, develop and recognise the best people in the industry. The building blocks of the proposition include a focus on celebrating and building on individual strengths, a competitive remuneration and flexible benefits package and effective communication and staff representation mechanisms.

We have set our leadership aspirations and have development plans and programmes in place to help our leaders to achieve these aspirations.

UK financial services – Looking ahead

Against a backdrop of volatile investment markets, increased cost of debt, lower expected returns from commercial property and new uncertainties in the tax regime affecting bond products, we expect slower market growth in 2008. As a result, maintaining margins will continue to be challenging for the industry. With our management strategies, first class customer service and innovative products we expect to remain competitive and continue to grow the business.

We will continue to focus on high growth markets where we have competitive advantage and which generate more profitable returns.

We continue to engage with HM Treasury and the FSA on fiscal and regulatory developments to mitigate any adverse impact on our business or our customers.

We believe that the variable annuity market will develop over time and will be an attractive market for the Group and we will continue to develop our proposition.

With respect to our banking business, cost of funding and uncertainty in the housing market are expected to reduce consumer demand in the UK mortgage market. As a result, 2008 is expected to see continued margin pressure across the industry. We will continue to focus on tight cost management including more on-line transaction activity.

In July 2007, our healthcare business launched a new modular product for the SME segment made possible by the development and introduction of a new policy administration system, onto which we will migrate all of our existing customers during 2008. With this system now in place, we also plan to introduce in 2008 improved product propositions for individual and large customers, thereby growing new business and improving customer retention.

1.6 Business segment performance *continued*

1.6.2 Canada

Standard Life is the 4th largest provider of life assurance and pension products in Canada, based on assets under management. In 2007, Canada kept the emphasis on operational efficiency and margins over volume, across its range of savings, retirement and insurance products. Canada also invested in rebuilding its distribution capabilities and launched several new propositions for its clients. In 2008, Canada will be celebrating its 175th anniversary. A series of events are planned to commemorate this anniversary and strengthen the brand.

Key performance indicators

	2007	2006	Movement
New business PVNBP[1,2]	**£1,654m**	£2,091m	(21%)
New business APE[1]	**£157m**	£196m	(20%)
New business contribution[3]	**£37m**	£28m	32%
PVNBP margin[3,4]	**2.3%**	1.6%	0.7% points
EEV operating profit before tax[3]	**£178m**	£163m	9%
IFRS underlying profit before tax[3]	**£168m**	£168m	-

[1] The 2007 figures include mutual funds sales. The 2006 figures have been restated to reflect the inclusion of mutual funds. The 2007 impact is: PVNBP of £284m (APE of £28m). The 2006 impact is: PVNBP of £300m (APE of £30m).
[2] The PVNBP new business sales are different from those previously published in the full year new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes.
[3] 2006 is shown on a pro forma basis.
[4] PVNBP margins are NBC divided by PVNBP expressed as a percentage based on the underlying unrounded numbers.

Please refer to the basis of preparation in section 1.7.

New business sales

Canada PVNBP sales £1,654m (2006: £2,091m)


Group savings and retirement
£838m
£1,188m
Individual insurance, savings and retirement
£357m
£460m
Group insurance
£175m
£143m
Mutual funds
£284m
£300m
2007
2006

Sales fell by 19% in constant currency to £1,654m PVNBP (2006: £2,091m). Excluding exceptionally large transactions in both years, underlying sales volumes fell by 8%. This underlying trend reflects our focus on margin over volume and the planned realignment of our distribution capability. Group savings and retirement sales decreased by 27% in constant currency, despite benefiting from a large transaction in the fourth quarter of £196m. Competition within the market remains aggressive and quote activity across all segments has reduced. The reduction in Individual insurance, savings and retirement sales reflects the realignment of our sales operations and the inclusion of unprofitable Universal life sales in 2006. Sales of mutual funds were also impacted by this realignment and decreased by 3% in constant currency. In Group insurance, sales volumes increased, reflecting our success in the disability insurance segment following our strategic repositioning in that market. In early 2008 we have also secured a large client in this segment, highlighting our leadership in this area.

New business profitability

Canada NBC


£37m
£28m
05
06
07
(£2m)

New business contribution (NBC) increased by 38% in constant currency to £37m (2006: £28m). This improvement is largely due to the repricing of certain life products, a shift to sales of higher margin products and the impact of operational efficiencies achieved through expense reductions. Mutual funds have also been included for the first time. PVNBP margins reached 2.3%, up from 1.6% achieved in 2006.

Product development

In line with our commitment to product innovation and profitability we launched a number of new products and enhanced others. Our new Avenues portfolios, combining the approaches of both the target year and lifestyle funds, and our award winning Plan for life programme are two of several enhancements to our Group savings and retirement offering.

1.6 Business segment performance *continued*

1.6.2 Canada *continued*

Our new individual retirement products and expanded product line are designed to target a broader range of clients and advisers, leveraging on our industry recognised investment management expertise and product characteristics. The development of our partnering programmes with our retail distributors has strengthened our offering with additional sales concepts and solutions. In Group insurance, we are exploiting our disability management expertise with our disability consulting services and our dynamic approach to health and wellness, which reinforces our traditional group life and health products. Our cross-selling initiatives within the group lines resulted in several new customers being signed in 2007 and a growing list of prospects for 2008.

Performance

EEV operating profit before tax

EEV operating profit before tax increased by 14% in constant currency to £178m (2006: £163m). Core accounted for £126m compared to £118m in 2006, an increase of 11% in constant currency. This increase was driven by an improvement in NBC of £9m to £37m (2006: £28m). A further increase of £1m in expected return was offset by a £2m increase in development expenses. Efficiency gains from continued cost control were £25m (2006: £53m). Back book management operating profit was £27m (2006: loss £8m), from positive lapse assumptions and tax management. These positive movements in 2007 were partially offset by adverse annuitant mortality and morbidity assumption changes.

Canada EEV operating profit before tax £178m (2006: £163m)



Core
£126m
£118m
Efficiency
£25m
£53m
Back book management
£27m
(£8m)
2007
2006

IFRS underlying profit before tax

IFRS underlying profit before tax increased by 4% in constant currency to £168m (2006: £168m), excluding volatility relating to differing asset and liability valuation bases for non-linked business. Underlying profit was driven by improvements in new business profitability and continued expense reductions, which were largely offset by lower bond and equity returns in line with rising interest rates and the recent market volatility. Underlying profit also excluded the £144m impact of changes in Canadian regulations. The impact on local Canadian GAAP distributable profits was neutral. Further details explaining the impact of these changes on IFRS profit are disclosed in Note 3.8 of the IFRS financial statements.

Customers

High quality customer service is the basis of our growth strategy, which focuses on high retention and strong customer relationships. Our client retention level, based on internal methodology, reached 95.7% in 2007. We continually invest in technology, training and processes as part of our efforts to meet the service expectations of our customers. In addition, we have enhanced web-based functionality in our group lines designed to ease the administration of our products from both the sponsor's and participant's perspective.

Employees

We are committed to being recognised as an employer of choice. Toward that objective, we continue to foster a culture that encourages our employees to achieve excellence. Our career programme allows employees to make the most of their strengths and build a personal path to career fulfilment. Our employees have embraced our values enthusiastically and our most recent employee engagement results reached unprecedented levels, with the latest score on our Gallup survey of 3.99 out of 5.

Looking ahead

We expect market conditions to remain challenging in 2008. By rebuilding our retail sales force and expanding our distribution strategies we have the momentum needed for a positive start in 2008 and beyond. Through our new product launches and a significant visibility campaign we intend to increase significantly our visibility in the Canadian market place and re-start our growth.

1.6 Business segment performance *continued*

1.6.3 Europe

Europe consists of Standard Life Ireland and Standard Life Germany, which operates in both Germany and Austria. Europe life and pensions offers a range of investment and pensions solutions. German sales were boosted by initiatives to strengthen distribution and product positioning. Maxellence, the new unit linked product which was launched in the fourth quarter of 2006, contributed to growth in a flat marketplace. Ireland continued to build on the choice and flexibility of its investment offering and capitalise on the success of its Synergy range of products.

Key performance indicators

	2007	2006	Movement
New business PVNBP	**£1,179m**	£866m	36%
New business APE	**£125m**	£97m	29%
New business contribution[1]	**£26m**	£10m	160%
PVNBP margin[1,2]	**2.2%**	1.2%	1.0% point
EEV operating profit before tax[1]	**£26m**	£45m	(42%)
IFRS underlying profit before tax[1]	**£63m**	£108m	(42%)

[1] 2006 is shown on a pro forma basis.
[2] PVNBP margins are expressed as a percentage of NBC divided by PVNBP based on the underlying unrounded numbers.

Please refer to the basis of preparation in section 1.7.

New business

Europe NBC



£8m
£10m
£26m
05
06
07

PVNBP sales in Europe increased by 35% in constant currency to £1,179m (2006: £866m). PVNBP new business in Germany increased by 34% in constant currency to £722m (2006: £536m). Our strong performance in Germany was driven by the success of Maxxellence, our unit linked product launched in the fourth quarter of 2006. In addition, we improved our position in the employee benefit market, our products continued to be attractive to the German self-employed market segment and we enhanced ongoing initiatives to strengthen distribution. As a result, we have grown our German market share. In Ireland, new business increased by 38% in constant currency to £457m (2006: £330m) following the success of our new product range, including self investment options inspired by the UK SIPP platform, and our improved standing with financial advisers.

The new business margin for Europe increased to 2.2% (2006: 1.2%). This was due to increased cost efficiency and improved profitability of new products.

Performance

EEV operating profit before tax

EEV operating profit before tax reduced to £26m (2006: £45m). This was mainly due to a lapse assumption change in Ireland of £22m predominantly in relation to with profits products.

IFRS underlying profit before tax

IFRS underlying profit before tax was £63m (2006: £108m) with Germany contributing £56m (2006: £105m) and Ireland £7m (2006: £3m). The main driver of the fall in Germany was the decreasing transfer of profit to the shareholder from the HWPF. The amount of the profit transferred between the HWPF and the Proprietary Business Fund is determined by the Scheme of Demutualisation (the Scheme) and was expected to reduce in the short-term following the run-off of charges emerging on the exceptional level of sales in Germany in 2004 and early 2005 following changes in German tax legislation.

1.6 Business segment performance *continued*

1.6.3 Europe *continued*

Customers and employees

Like the rest of the Group, we remain committed to providing a world class level of customer service. With a focus on speed and quality of service, we continued to receive favourable feedback from our customers in 2007.

We keep our standards high by continuously developing and training our people. We also gather regular feedback from employees about their thoughts on their working life and actions from this have had a positive impact on morale and retention. Based on the results of the most recent Gallup survey our 2007 annual staff engagement scores have increased in Ireland to 3.90 out of 5 (2006: 3.36) and decreased in Germany to 3.66 (2006: 3.81).

Looking ahead

Markets look set to remain volatile throughout 2008. We expect the short-term growth rate across our European operations to slow from the levels seen in 2007 but anticipate that sales will be ahead of 2007.

In the German life and pensions market, 2008 will be a year of uncertainty with the change in insurance contract law and the unpredictable impact of the increased transparency introduced with this change. However we are well positioned to build on our strength in distribution and it is anticipated that the results of the new unit linked product, Maxxellence will continue to be positive in 2008.

Ireland was the second worst performing stock market in the world in 2007 and with the continued uncertainty in the property market, we have revised downwards our expected market growth in 2008. However, the demographics of the Irish life and pensions market are strong and medium term prospects are encouraging. With our market leading products and customer service proposition, we expect to continue to gain market share and grow the business.

1.6 Business segment performance *continued*

1.6.4 Asia Pacific life and pensions

Standard Life is committed to becoming a leading player in the Asia Pacific market and wants to maximise the opportunities opening up in Asia. We will continue to invest in our existing business in Hong Kong and joint ventures in India and China while seeking to identify and pursue other initiatives to enable us to put our vision into practice.

Key performance indicators

	2007	2006	Movement
New business PVNBP[1,2]	**£266m**	£206m	48%
New business APE[2]	**£49m**	£29m	96%
IFRS underlying loss before tax[3]	**(£12m)**	(£9m)	(33%)

[1] The PVNBP new business sales are different from those in the full year new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes.
[2] The percentage change figures include percentage change figures for India which are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2006 and 2007.
[3] 2006 is shown on a pro forma basis.

Please refer to the basis of preparation in section 1.7.

New business

Asia Pacific PVNBP sales



£101m
£206m
£266m
05
06
07

Growth in Asia continues to be strong, with total PVNBP sales of the Asian life insurance businesses up 47%[2] in constant currency terms to £266m (2006: £206m). APE sales were up 91%[2] in constant currency to £49m (2006: £29m). In India, HDFC Standard Life Insurance Company Limited (HDFC SL) continued to perform well this year and contributed PVNBP of £187m, a growth of 20%[2] in constant currency terms (2006: £180m). The number of financial consultants increased by approximately 33,000 in the last quarter of 2007 to 132,000. HDFC SL is currently ranked 4th in the private sector based on APE sales. We were delighted to increase our holding in HDFC SL to 26%, the maximum permitted under Indian regulation, demonstrating our commitment to the Indian market. In China, Heng An Standard Life Insurance Company Limited (Heng An SL) performed well with an APE growth of 118% in constant currency terms compared to 2006.

Performance

Asia Pacific IFRS underlying loss at £12m (2006: £9m) was higher than the prior year as we continued to invest in developing and expanding operations in this region. During the second half of 2007 Heng An SL received approval from the China Insurance Regulatory Commission to launch branches in Liaoning and Shandong provinces and to prepare for branches in Sichuan province. Heng An SL was the first life insurance company in China to launch a group pension plan product which attracts tax relief.

Customers and employees

In common with the rest of the Group, all Asia Pacific operations are committed to maintaining the highest level of customer service. Each operation recognises the importance of its workforce, and consequently a considerable investment is made in ensuring ongoing development of its employees, particularly in relation to training.

Looking ahead

We expect sales in India and China to keep growing in 2008 as our joint venture operations continue to expand. HDFC SL looks set to perform well, supported by strong market growth, new product launches and more developed distribution. Given the strong momentum, both Standard Life and HDFC are committed to a future IPO of a portion of HDFC SL. We intend to launch this before the end of 2009, subject to applicable regulations. In China, Heng An SL plans to work on introducing new products and developing existing and new distribution channels. It also aims to move into new provinces and anticipates being in 30 cities by the end of 2008 compared to 14 in 2007. Our Hong Kong business has grown well from a small base and we expect sales to improve as we develop our distribution channels and launch new products.

1.6 Business segment performance *continued*

1.6.5 Investment management

Standard Life Investments delivered a record performance in 2007 by successfully pursuing its strategy of increasing third party assets. Standard Life Investments achieved strong sales of UK Equities, Bonds and Property through both Institutional and Retail channels. The business also continued to build its capabilities in Global property, Global equities and Absolute return strategies, which are key to its future growth strategy.

Key performance indicators

	2007	2006	Movement
Third party funds under management	**£47.7bn**	£38.5bn	24%
Total funds under management	**£143.4bn**	£132.1bn	9%
Third party gross new business	**£11.3bn**	£9.0bn	26%
Third party net new business	**£7.9bn**	£6.4bn	23%
IFRS profit before tax*	**£100m**	£70m	43%
IFRS underlying profit before tax*	**£83m**	£70m	19%
EBIT*	**£75m**	£65m	15%
EBIT margin*	**30%**	28%	2% points

* 2006 is shown on a pro forma basis.

The investment management result for both periods includes the profits of other general insurance operations which are managed by our investment management business. In previous periods all general insurance was included in healthcare and general insurance.

Please refer to the basis of preparation in section 1.7.

Financial market overview

Market conditions have been volatile during 2007, particularly in the second half of the year. Concerns about US sub-prime lending triggered a global crisis of confidence in the credit markets which, in turn, led to serious dislocation of the money markets from August onwards. Equity markets in both the UK and US reached record highs during the first half of the year but lost ground as the impact of the credit crisis began to feed through. Some of the volatility was reflected in changing market conditions in the Retail channel. However investor behaviour in the Institutional channel, which generated just under 70% of third party gross new business in 2007, was minimally impacted.

Investment performance

Even in these turbulent market conditions, we continued to deliver a good investment performance for the year. The money weighted average across the portfolio was well above median for all time periods from 1 year to 10 years and remains in the top quartile over 3 and 5 years. Of our 58 retail funds, 36 were above median and 13 were top quartile over the past 12 months.

New business

Strong investment performance and effective marketing have enabled us to deliver another year of strong new business growth. Third party funds under management (FUM) grew 24% to £47.7bn with net new sales of £7.9bn, up 23% on 2006. In-house FUM grew by 2% to £95.7bn, although with profits business continued to decline, albeit partially offset by new sales of £1.6bn, mainly in individual savings and pension products. Total FUM increased by 9% to £143.4bn.

Third party FUM



£29.1bn
£38.5bn
£47.7bn
05
06
07

In our UK business we achieved record sales for our mutual funds during 2007 despite some industry slowdown in the last quarter of the year in reaction to volatile market conditions, with momentum in the first half building on our core strength in Retail. Our Institutional business, which represents nearly 80% of total third party FUM has remained largely insulated from the effects of market volatility and has experienced another year of record flows in both corporate pooled products and segregated mandates.

This growth is firmly underpinned by our strong investment performance, delivered through the rigorous application of our 'focus on change' investment philosophy, and by our continuing commitment to very high levels of client service.

1.6 Business segment performance *continued*

1.6.5 Investment management *continued*

Performance

IFRS profit before tax reached a record level of £100m, an increase of 43% from 2006.

This was driven by strong underlying profit growth, up 19% to £83m (2006: £70m). Record flows of third party FUM, tight management of costs and careful control over the investment spend required to sustain our growth all contributed to this. Although income from in-house FUM was lower, EBIT margin increased to 30% (2006: 28%).

In October, a 9.9% stake was sold in HDFC Asset Management Limited (HDFC AM), our joint venture with HDFC in India. This resulted in a gain before tax of £17m. The total cost of our original investment in this business was £17m. Also in October we reorganised our private equity business with the existing management team taking a significant (40%) minority stake in the future business. The business has strong momentum and we believe it is now well positioned for future growth.

Customers

We have continued to improve our level of customer service throughout 2007. High quality support by our client service teams, combined with strong investment performance from our fund management teams, have been recognised with a record thirteen awards during the year, including:

- Citywire Team All Stars Asset Group Winner - UK Equities and Citywire Team All Stars Sector Winner - UK All Companies at the Citywire Team All Stars Awards 2007;
- 5 Star Award in the Investment Provider & Packager category at the FTAdviser Online Service Awards 2007;
- Active UK Equity Manager of the Year title at the Pension & Investment Provider Awards (PIPA) 2007;
- Investment Manager of the Year and Specialist Manager of the Year (UK Equities) at the UK Pensions Awards 2007;
- Best Overall Group Awards at the Lipper Fund Awards 2007 in the Equity Large and UK Equity Large categories; and
- UK Asset Management Firm of the Year award at the Financial News Awards for Excellence in Institutional Asset Management – Europe 2007.

Employees

The business and its related infrastructure have continued to grow throughout 2007. The average number of full time equivalent staff rose 3.4% from 705 to 729 as we expanded our capability in new product areas and customer service. We believe we have one of the most talented teams in the UK fund management industry. Our employee engagement levels remain high at 3.9, as assessed by our latest Gallup survey. Our sales of new mandates, our strong investment performance across equities, bonds, property and private equity, our high levels of customer service, our tightly run infrastructure and the record number of awards won all bear testament to the quality of this team.

Looking ahead

In 2008 we will continue our strategy to increase diversity in our sources of revenue through increased sales of our capability in Global equities, Global property and Absolute return strategies. We continue to see a good volume of 'Requests for Proposals' and our pipeline of confirmed third party new business remains strong, driven substantially by Institutional funds. It is likely that the first half of 2008 will be challenging for all players in the industry but we remain confident of delivering further growth in the year to come.

1.7 Basis of preparation

EEV and IFRS reporting

The financial results are prepared on both a European Embedded Value (EEV) basis and an International Financial Reporting Standards (IFRS) basis as endorsed by the European Union (EU). All EU listed companies are required to prepare consolidated financial statements using IFRS issued by the International Accounting Standards Board as endorsed by the EU. EEV measures the net assets of the business plus the present value of future profits expected to arise from in-force long-term life assurance and pension policies and is designed to give a more accurate reflection of the performance of long-term savings business. The EEV basis has been determined in accordance with the EEV Principles and Guidance issued in May 2004 and October 2005 by the CFO forum. The CFO forum represents the chief financial officers of major European insurers, including Standard Life. EEV methodology has been applied to 'covered' business, which mainly comprises the Group's life and pension business. Non-covered business is generally reported on an IFRS basis. The EEV financial results in section 2 have been prepared in accordance with the EEV methodology applied by the Group in Note 2.16 of the 2007 EEV financial statements for 2007 and the 2006 *Annual Report and Accounts* for 2006. The IFRS financial results in section 3 have been prepared on the basis of the IFRS accounting policies applied by the Group in the 2007 IFRS financial statements.

Operating EEV and underlying IFRS profit

The segmental analysis of IFRS underlying profit before tax presents profit before tax attributable to equity holders adjusted for non-operating items. The 2007 EEV consolidated income statement presents EEV profit showing both operating and non-operating items. In doing so the Directors believe they are presenting a more meaningful indication of the underlying business performance of the Group. The explanation of the underlying IFRS profit is consistent with the bases of preparation applied by the Group in the 2007 IFRS financial statements. The 2007 EEV consolidated income statement is presented in section 2 and the 2007 IFRS reconciliation of Group underlying profit to profit before tax is presented in section 3.

Pro forma results

To provide users with a basis for comparison, the EEV and IFRS results for 2006 have been prepared on a pro forma basis. This represents the mutual results for the period prior to demutualisation, adjusted to calculate a profit figure for the Group as if its holding company had been a listed public company at the beginning of the period. Due to the nature of the adjustments required to the EEV and IFRS mutual figures, pro forma profit figures are not directly comparable and may differ from the actual results if the holding company of the Group had been a listed public company at the beginning of the relevant period.

1.7 Basis of preparation *continued*

Derivation of IFRS pro forma underlying profit

A reconciliation of the 2006 IFRS mutual results to pro forma profit is detailed in the table below with the pro forma adjustments prepared on a consistent basis with the accounting policies applied by the Group in the 2006 *Annual Report and Accounts.*

	Restated 2006 £m
Total net revenue	15,432
Total operating expenses	(14,751)
Share of profits from associates and joint ventures	129
Profit before tax	810
Total tax expenses	(415)
Profit for the period	395
Shareholder tax	58
Profit before tax attributable to equity holders	453
Adjustments to derive pro forma profit	
Profit attributable to minority interest	(112)
HFI adjustment to unallocated divisible surplus	83
HFI adjustment to tax	2
Deferred acquisition costs	94
Assumed interest on proceeds of share issues	18
New business reserving strain	(4)
Pro forma profit before tax attributable to equity holders and after minority interest	534
Adjustments to derive underlying profit	
Volatility arising on different asset and liability valuation bases	(25)
Impairment of intangibles	14
Restructuring expenses	17
Underlying profit before tax attributable to equity holders and after minority interest	540

The historical financial information (HFI) adjustments have been prepared in order to show the results which would have been attributable to equity holders and policyholders had The Standard Life Assurance Company been a company owned by equity holders under the terms of the Scheme of Demutualisation (the Scheme) throughout 2006. Additional adjustments are required to produce pro forma results which reflect the profit that would have arisen had the Scheme and anticipated post demutualisation capital and debt structure been in place at the start of the period.

As described in Note 3.1(c) of the IFRS financial statements, the 2006 numbers have been restated in respect of income and expenses associated with certain cash collateral received. The impact was to increase total net revenue by £83m, share of profits from associates and joint ventures by £12m and total operating expenses by £95m. There was no impact on profit before tax or profit after tax.

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2 European Embedded Value (EEV)

EEV consolidated income statement

For the year ended 31 December 2007

	Notes	2007 £m	Period 10 July 2006 to 31 December 2006 £m
Covered business			
UK		606	214
Canada		178	80
Europe		26	11
Other		(12)	(7)
HWPF TVOG		42	31
Covered business operating profit	2.2(a)	840	329
Investment management*	2.6(b)	48	25
Banking		32	21
Healthcare		13	11
Group Corporate Centre costs		(57)	(47)
Other	2.6(c)	5	7
Non-covered business operating profit		41	17
Operating profit before tax		881	346
Non-operating items			
Long-term investment return and tax variances		(17)	229
Effect of economic assumption changes		27	140
Impairment of acquired intangible assets		–	(4)
Restructuring and corporate transaction expenses		(31)	(12)
Profit on part disposal of joint venture		17	–
Volatility arising on different asset and liability valuation bases		(39)	29
Profit before tax		838	728
Attributed tax		(251)	(213)
Profit after tax		587	515

* Investment management operating profit before tax is stated after excluding profits of £35m (10 July to 31 December 2006: £14m) which have been generated by life and pensions business.

EEV earnings per share (EPS)

For the year ended 31 December 2007

	2007	Period 10 July 2006 to 31 December 2006
EEV operating profit after tax attributable to equity holders of Standard Life plc (£m)**	617	248
Basic EPS (pence)	28.9	11.8
Weighted average number of ordinary shares in issue (millions)	2,138	2,102
Diluted EPS (pence)	28.3	11.4
Weighted average number of ordinary shares on a diluted basis (millions)*	2,177	2,173

* Includes the full dilutive effect of bonus shares committed to at the time of the demutualisation of The Standard Life Assurance Company and the flotation of Standard Life plc and share awards and share options.
** EEV operating profit before tax of £881m (2006: £346m) less attributed tax on operating profit of £264m (2006: £98m).

EEV consolidated statement of recognised income and expense

For the year ended 31 December 2007

	Notes	2007 £m	Period 10 July 2006 to 31 December 2006 £m
Fair value (losses)/gains on cash flow hedges		(6)	4
Actuarial (losses) on defined benefit pension schemes		(3)	(2)
Exchange differences on translating foreign operations*		191	(105)
Aggregate tax effect of items not recognised in income statement		(1)	(6)
Other		6	-
Net income/(expense) not recognised directly in income statement		187	(109)
Profit after tax		587	515
Total recognised income for the period attributable to equity holders	2.7	774	406

* Exchange differences primarily relate to Canada.

EEV consolidated balance sheet

	Notes	31 December 2007 £m	31 December 2006 £m
Covered business			
Free surplus		1,237	720
Required capital		680	562
Net worth		1,917	1,282
Present value of in-force		3,639	3,480
Cost of required capital		(312)	(263)
Total embedded value of covered business	2.2(c)	5,244	4,499
Non-covered business			
Investment management		142	150
Banking		303	355
Healthcare		95	118
Group Corporate Centre		513	553
Other		49	73
UK pension scheme deficit		(135)	(140)
Total net assets of non-covered business	2.6(a)	967	1,109
Total Group embedded value	2.7	6,211	5,608
Equity			
Share capital		217	210
Share premium reserve		792	799
Other reserves		2,273	1,869
EEV reserves		2,929	2,730
Total equity*		6,211	5,608

* Embedded value equity per share is 285p as at 31 December 2007 compared to 258p as at 31 December 2006 based on diluted share totals of 2,177m as at 31 December 2007 and 2,177m as at 31 December 2006.

Notes to the EEV financial information

2.1 Basis of preparation

The European Embedded Value (EEV) basis results have been prepared in accordance with the EEV Principles and Guidance issued in May 2004 by the CFO Forum of European Insurance Companies and the Additional Guidance issued in October 2005. EEV reports the value of business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the cost of holding required capital and the value of free surplus. The total profit recognised over the lifetime of a policy is the same as under International Financial Reporting Standards (IFRS), but the timing of recognition of profits is different.

EEV includes the net assets of the businesses that are owned by equity holders of Standard Life plc plus the present value of future profits expected to arise from in-force long-term insurance policies (PVIF) where these future profits are attributable to equity holders under the Scheme of Demutualisation (the Scheme) or from sales of new business since 10 July 2006.

The opening and closing EEV numbers, and therefore the profit arising in the period, for the covered business are determined on an after tax basis. The tax assumptions are based upon the best estimate of the actual tax expected to arise. Profit before tax is derived by grossing up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

A detailed description of EEV methodology is provided in Note 2.16. There have been no significant changes to EEV methodology from that adopted in the 2006 *Annual Report and Accounts* except as noted below.

Comparatives

On 10 July 2006, The Standard Life Assurance Company (SLAC) demutualised and the shares of a new holding company for the Group, Standard Life plc, were listed on the London Stock Exchange. This resulted in the parent company of the Group being a mutual insurer for the period before 10 July 2006, and the parent company of the Group being equity holder owned for the period from 10 July 2006.

As a result, the EEV results for the comparative period comprise proforma results for the period 1 January 2006 to 10 July 2006, and audited EEV results for the period 10 July 2006 to 31 December 2006. Since the results for the year are a combination of unaudited and audited results, only the audited period 10 July 2006 to 31 December 2006 is used as a comparative for the year ended 31 December 2007.

The investment management result for both periods includes the profits of other general insurance operations managed by Standard Life Investments (SLI). In previous periods, all general insurance was included under healthcare and general insurance.

Covered business

A detailed description of EEV covered business is provided within the EEV methodology in Note 2.16. The categories of business included within covered business have been expanded since the Interim Results 2007 to include certain mutual funds sold in the UK and Canada. This change has been reflected in the results by processing an opening adjustment in the EEV, capturing the PVIF as at 1 January 2007 within covered business and removing any related intangibles, e.g. deferred acquisition costs, from the opening net assets of non-covered business. The movement in the EEV of those mutual funds during the year ended 31 December 2007 is reflected in the covered business EEV movement with changes in net worth transferred back to non-covered business for inclusion in their closing net asset position. There is no restatement of the results for 10 July to 31 December 2006.

Assumptions

In the year ended 31 December 2007 corporation tax rates reflect the changes that will take effect in the UK from 1 April 2008 and in Germany from 1 January 2008, and the changes in Canadian tax rates applied from 2007.

On 14 February 2008 we announced the reinsurance of part of our UK immediate annuity portfolio to Canada Life International Re. The impact of this transaction has not been reflected in these results for the year ended 31 December 2007.

Continuous Improvement Programme

In March 2007, we announced our aim to reduce underlying costs by a further £100m by 2009. £9m of costs associated with progressing this initiative have already been incurred and are included in restructuring and corporate transaction expenses.

2.2 Segmental analysis – covered business

(a) Segmental EEV income statement

12 months to 31 December 2007	Notes	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Contribution from new business	2.3	282	37	26	-	-	345
Contribution from in-force business:							
Expected return on existing business		288	88	25	-	-	401
Experience variances	2.4	(116)	31	(5)	-	42	(48)
Operating assumption changes	2.5	139	21	(12)	-	-	148
Development expenses		(11)	(2)	(9)	-	-	(22)
Expected return on free surplus		24	3	1	(12)	-	16
Operating profit before tax		**606**	**178**	**26**	**(12)**	**42**	**840**
Investment return and tax variances		(105)	80	(10)	-	18	(17)
Effect of economic assumption changes		(56)	71	-	-	12	27
Restructuring expenses		(6)	-	-	-	-	(6)
Profit before tax		**439**	**329**	**16**	**(12)**	**72**	**844**
Attributed tax		(123)	(92)	(5)	1	(21)	(240)
Profit after tax		**316**	**237**	**11**	**(11)**	**51**	**604**

Period 10 July to 31 December 2006	Notes	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Contribution from new business	2.3	84	17	4	-	-	105
Contribution from in-force business:							
Expected return on existing business		136	47	15	-	-	198
Experience variances	2.4	49	(8)	(7)	-	28	62
Operating assumption changes	2.5	(55)	27	5	-	3	(20)
Development expenses		(6)	-	(7)	-	-	(13)
Expected return on free surplus		6	(3)	1	(7)	-	(3)
Operating profit before tax		**214**	**80**	**11**	**(7)**	**31**	**329**
Investment return and tax variances		142	55	6	-	26	229
Effect of economic assumption changes		159	(36)	14	-	3	140
Restructuring expenses		-	-	-	-	-	-
Profit before tax		**515**	**99**	**31**	**(7)**	**60**	**698**
Attributed tax		(154)	(30)	(9)	1	(18)	(210)
Profit after tax		**361**	**69**	**22**	**(6)**	**42**	**488**

An analysis of profit after tax by territory is provided in Note 2.9.

Operating profit before tax for covered business is calculated using the expected long-term investment return. Investment variances, the effect of economic assumption changes and other non-operating items are excluded from the operating profit for the period and are reported as part of the total EEV profit.

HWPF TVOG represents the time value of financial options and guarantees (TVOG) arising from the Heritage With Profits Fund (HWPF). Although this fund includes business written by the UK, Germany and Ireland, it is managed at a combined level by the UK financial services division and is shown separately in this analysis. The results for Canada include the cost of the Canadian TVOG, and the results for Europe include the cost of TVOG arising on business written outside of the HWPF in Germany.

2.2 Segmental analysis – covered business *continued*

(a) Segmental EEV income statement *continued*

The principal effect of determining the pre-tax results using the standard rate of tax compared to the actual effective rate is to decrease the effect of economic assumption changes by £67m (UK £65m, Europe £2m), arising from the impact of both investment related increases and changes in UK corporation tax rates in the value of the tax effects that have been assumed to arise as a result of funding HWPF transfers out of unallocated surplus.

The 2007 income statements for the UK and Europe reflect the changes in corporation tax rates in the UK and Germany. These changes are:

- in the UK, reduction from 30% in 2007 to 28% from 1 April 2008; and
- in Germany, from 40% in 2007 to 30% commencing 1 January 2008.

The one off impact of these reductions in the long-term corporation tax rates amounts to a gain of £68m (UK £50m, Europe £18m) and has been included within the effect of economic assumption changes line.

The changes in Canadian corporation tax rates from 2007 have resulted in a total gain of £26m, of which negative £15m emerges through investment return and tax variances, and £41m emerges through the effect of economic assumption changes.

The 2007 income statement for Canada includes the effect of changes in accounting policy following the implementation on 1 January 2007 of the Canadian Institute of Chartered Accountants Handbook Section 3855 *Financial Instruments – Recognition and Measurement*, issued by the Canadian Accounting Standards Board. This provides new valuation methods, principally moving equity and bond asset values and related liabilities to a market value basis. The impact of this change amounts to a gain of £20m which has been included within the effect of economic assumption changes line.

2.2 Segmental analysis – covered business *continued*

(b) Segmental analysis of movements in EEV

12 months to 31 December 2007	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Opening EEV	3,370	901	271	49	(92)	4,499
Opening adjustments	-	32	-	-	-	32
Opening adjusted EEV	3,370	933	271	49	(92)	4,531
Profit after tax	316	237	11	(11)	51	604
Internal capital transfers	(93)	(63)	21	46	-	(89)
Transfer back of surplus to SLI	(23)	(2)	-	-	-	(25)
Transfer back of mutual funds net worth	15	(4)	-	-	-	11
Actuarial gains on defined benefit pension schemes	-	14	5	-	-	19
Foreign exchange differences	-	164	26	3	-	193
Aggregate tax effect of items not recognised in income statement	-	(3)	-	-	-	(3)
Other	3	-	1	(1)	-	3
Closing EEV	3,588	1,276	335	86	(41)	5,244

Capital movements mainly reflect dividend transfers to Standard Life plc.
Opening adjustments in the UK and Canada reflect the inclusion of certain mutual funds in covered business as explained in the basis of preparation Note 2.1.

Period 10 July to 31 December 2006	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Opening EEV	3,082	917	263	55	(134)	4,183
Opening adjustments	-	-	-	-	-	-
Opening adjusted EEV	3,082	917	263	55	(134)	4,183
Profit after tax	361	69	22	(6)	42	488
Internal capital transfers	(66)	-	(7)	2	-	(71)
Transfer back of surplus to SLI	(9)	-	-	-	-	(9)
Transfer back of mutual funds net worth	-	-	-	-	-	-
Actuarial gains on defined benefit pension schemes	-	9	1	-	-	10
Foreign exchange differences	2	(94)	(8)	(2)	-	(102)
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-	-
Other	-	-	-	-	-	-
Closing EEV	3,370	901	271	49	(92)	4,499

2.2 Segmental analysis – covered business *continued*

(c) Segmental analysis of opening and closing EEV

12 months to 31 December 2007	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Analysis of EEV						
Free surplus	656	24	(9)	49	-	720
PVIF	2,693	633	278	-	(92)	3,512
Required capital	32	526	4	-	-	562
Cost of capital	(11)	(250)	(2)	-	-	(263)
Opening adjusted EEV	**3,370**	**933**	**271**	**49**	**(92)**	**4,531**
Analysis of EEV						
Free surplus	970	168	13	86	-	1,237
PVIF	2,589	765	326	-	(41)	3,639
Required capital	63	611	6	-	-	680
Cost of capital	(34)	(268)	(10)	-	-	(312)
Closing EEV	**3,588**	**1,276**	**335**	**86**	**(41)**	**5,244**

Period 10 July to 31 December 2006	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Analysis of EEV						
Free surplus	686	12	(11)	55	-	742
PVIF	2,388	635	274	-	(134)	3,163
Required capital	15	545	-	-	-	560
Cost of capital	(7)	(275)	-	-	-	(282)
Opening adjusted EEV	**3,082**	**917**	**263**	**55**	**(134)**	**4,183**
Analysis of EEV						
Free surplus	656	24	(9)	49	-	720
PVIF	2,693	601	278	-	(92)	3,480
Required capital	32	526	4	-	-	562
Cost of capital	(11)	(250)	(2)	-	-	(263)
Closing EEV	**3,370**	**901**	**271**	**49**	**(92)**	**4,499**

2.3 Analysis of new business contribution

The following table sets out the premium volumes and contribution from new business written by the life and related businesses, consistent with the definition of new business set out in Note 2.16.

New business contribution (NBC) and PVNBP margins are shown after the effect of required capital.

		New Business Sales		
	NBC	PVNBP[1]	APE	PVNBP Margins[2]
12 months to 31 December 2007	**£m**	**£m**	**£m**	**%**
Individual pensions	123	5,302	588	2.3
Group pensions[3]	60	2,817	545	2.1
Institutional pensions	17	2,015	202	0.8
Savings and investments	34	2,672	275	1.3
Annuities	54	494	49	11.0
Protection	(6)	24	4	(23.7)
UK	**282**	**13,324**	**1,663**	**2.1**
Canada	37	1,654	157	2.3
Europe	26	1,179	125	2.2
Other	-	266	49	-
Total covered business	**345**	**16,423**	**1,994**	**2.1**

		New Business Sales		
	NBC	PVNBP	APE	PVNBP Margins[2]
Period 10 July to 31 December 2006	**£m**	**£m**	**£m**	**%**
Individual pensions	34	2,612	289	1.3
Group pensions[3]	17	1,036	205	1.7
Institutional pensions	1	1,580	158	0.1
Savings and investments	12	950	95	1.2
Annuities	28	262	26	10.6
Protection	(8)	19	3	(45.0)
UK	**84**	**6,459**	**776**	**1.3**
Canada	17	810	70	2.1
Europe	4	466	53	1.0
Other	-	138	16	-
Total covered business	**105**	**7,873**	**915**	**1.3**

[1] The present value of new business premiums (PVNBP) new business sales are different from those in the full year new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes.
[2] PVNBP margins are calculated on the underlying unrounded numbers.
[3] Includes Retail trustee investment plan.

2.4 Experience variances

12 months to 31 December 2007	UK £m	Canada £m	Europe £m	HWPF TVOG £m	Total £m
Lapses	(28)	-	(2)	-	(30)
Maintenance expenses	8	2	(1)	-	9
Mortality and morbidity	5	-	-	-	5
Tax	9	25	(4)	-	30
Other	(110)	4	2	42	(62)
Total	**(116)**	**31**	**(5)**	**42**	**(48)**

The UK lapse variance includes £4m in respect of with profits bonds and Homeplan which saw lapse rates fall during the course of the year from a peak in February. The decreases may be partly explained by the announcement in July 2007 that we had started to distribute the residual estate of the HWPF to our with profits policyholders. Out of the remaining UK variance, £16m relates to unit linked bonds where lapse rates rose significantly in the latter half of the year, in response to the downturn in the UK commercial property market, general market volatility and also due to proposed changes to UK capital gains tax announced in October as part of the pre-budget report. The lapse variance in Europe largely arises from life business in Ireland.

'Other' includes an adverse variance of £83m in respect of UK deferred annuities. This needs to be considered in conjunction with £274m of UK assumption change effects due to deferred annuities, which are reported through the 'Other' line in operating assumption changes.

The overall impact of our review of the methodology, data and modelling of UK group deferred annuities amounts to an EEV operating profit before tax benefit of £191m, consisting of an increase to free surplus due to reserve releases of £143m and PVIF and cost of capital increases of £48m. The deferred annuity book arises mostly from closed final salary schemes and bulk buy out annuities. Old final salary schemes are typically an area where data can be poor quality and approximations have to be made in the valuation of liabilities for future benefits. During 2007, an extensive sampling exercise was conducted which enabled the data for valuation purposes to be greatly improved and allowed remodelling of the business on a more accurate basis, including modelling some business that had previously not been modelled. In addition, as a result of the more accurate modelling, we were able to recognise the margins expected when the deferred annuities vest into immediate annuities which are written in the UK equity holder owned funds. Note that the vesting of these deferred annuities into immediate annuities is not reported as new business as there is no open market option on these contracts at the point of vesting.

The HWPF TVOG variance reflects interest rate hedging for HWPF annuities, refinements to the interaction of dynamic management actions across UK and German business, and modelling of the distribution of the HWPF residual estate to with profits policyholders.

Period 10 July to 31 December 2006	UK £m	Canada £m	Europe £m	HWPF TVOG £m	Total £m
Lapses	(7)	-	(3)	-	(10)
Maintenance expenses	2	3	-	-	5
Mortality and morbidity	28	-	-	-	28
Tax	(3)	14	-	-	11
Other	29	(25)	(4)	28	28
Total	**49**	**(8)**	**(7)**	**28**	**62**

2.5 Operating assumption changes

12 months to 31 December 2007	UK £m	Canada £m	Europe £m	HWPF TVOG £m	Total £m
Lapses	(249)	52	(22)	-	(219)
Maintenance expenses	69	23	8	-	100
Mortality and morbidity	(52)	(48)	-	-	(100)
Tax	26	-	-	-	26
Other	345	(6)	2	-	341
Total	**139**	**21**	**(12)**	**-**	**148**

The UK assumption changes for lapses are made up of changes to assumptions for pensions and life with profits contracts of £88m, £154m in respect of unit linked bonds, and £7m for other UK contracts. In 2006 and 2007 the UK saw heightened lapse experience on pensions, due to A day, and on with profits policies generally, due to the long-term decline in consumer appetite for with profits products coinciding with the demutualisation of SLAC and flotation of Standard Life plc. That adverse experience has peaked and lapse rates have stabilised since the second quarter of 2007. The assumption changes now align the best estimate assumptions for pensions and with profits life policies with actual experience.

The lapse rates on UK unit linked bonds deteriorated significantly in the latter half of 2007 due to the downturn in the UK commercial property market, general market volatility and the uncertainty regarding proposed capital gains tax changes. There remains significant uncertainty around the near term experience and what the long-term impact will be. Therefore, we have made assumption changes in light of recent experience and allowing for the uncertainty, amounting to £92m, within the overall £154m of assumption changes for unit linked bonds.

Lapse assumption changes in Europe arise in Ireland and are also in respect of aligning the best estimates with the long-term assumptions following the peaking of lapse rates. The positive lapse assumption change in Canada mainly relates to Group Segregated and Main Fund contracts where experience has been better than expected.

All territories have made positive changes to maintenance expense assumptions reflecting the impact of changes made to their expense bases related to the Continuous Improvement Programme and other initiatives.

Mortality and morbidity assumptions in the UK and in Canada have been revised to reflect valuation annuity reserve strengthening.

'Other' includes £274m in respect of deferred annuities described in Note 4, with the balance mainly arising from other reserving changes, including the impact of adopting PS06/14 'Prudential changes for insurers'.

Period 10 July to 31 December 2006	UK £m	Canada £m	Europe £m	HWPF TVOG £m	Total £m
Lapses	(107)	(49)	(4)	-	(160)
Maintenance expenses	26	22	12	-	60
Mortality and morbidity	26	35	2	-	63
Tax	-	-	-	-	-
Other	-	19	(5)	3	17
Total	**(55)**	**27**	**5**	**3**	**(20)**

2.6 Non-covered business

Non-covered business EEV operating profit is represented by IFRS underlying profit as adjusted for SLI look through profits and the return on certain mutual funds which are recognised in covered business.

(a) Segmental analysis – non-covered business

12 months to 31 December 2007	Investment management £m	Banking £m	Healthcare £m	Other including Group Corporate Centre £m	UK pension scheme deficit £m	Total non-covered business £m
Opening EEV net assets	150	355	118	626	(140)	1,109
Opening adjustments	-	-	-	(13)	-	(13)
Opening adjusted EEV	150	355	118	613	(140)	1,096
Profit after tax	49	(8)	5	(70)	7	(17)
Transfer back of net worth from covered business	25	-	-	(11)	-	14
Foreign exchange differences	-	-	-	(2)	-	(2)
Internal capital transfers	(82)	(40)	(28)	219	20	89
Distributions to equity holders	-	-	-	(197)	-	(197)
Other	-	(4)	-	10	(22)	(16)
Closing EEV net assets	142	303	95	562	(135)	967

Opening adjustments relate to the elimination of £13m of opening deferred acquisition costs in respect of those mutual funds transferred to covered business.

10 July to 31 December 2006	Investment management £m	Banking £m	Healthcare £m	Other including Group Corporate Centre £m	UK pension scheme deficit £m	Total non-covered business £m
Opening EEV net assets	120	322	120	447	(197)	812
Opening adjustments	5	-	(5)	-	-	-
Opening adjusted EEV	125	322	115	447	(197)	812
Profit after tax	16	34	3	(35)	9	27
Transfer back of net worth from covered business	9	-	-	-	-	9
Foreign exchange differences	-	-	-	(3)	-	(3)
Internal capital transfers	-	-	-	11	60	71
Capital injections	-	-	-	192	-	192
Other	-	(1)	-	14	(12)	1
Closing EEV net assets	150	355	118	626	(140)	1,109

Opening adjustments relate to the transfer of general insurance from Healthcare and general insurance to Investment management.

2.6 Non-covered business *continued*

(b) Investment management EEV profits before tax

Investment management profits are included in EEV on a look through basis. This means that the profits from investment management generated from the life and pensions business are allocated to covered business. However, the excluded life and pension profits include £13m (10 July to 31 December 2006: £1m) of profits relating to products which are actively marketed and sold to third parties through investment management distribution channels. If these profits are added to the third party profits disclosed for non-covered business there are £61m (10 July to 31 December 2006: £26m) of third party related profits for investment management.

	12 months to 31 December 2007 £m	10 July 2006 to 31 December 2006 £m
Life and pensions look through profits before tax	35	14
Third party related life and pensions profits before tax	(13)	(1)
Life and pensions look through profits before tax excluding third party profits	**22**	13
Third party related life and pensions profits before tax	13	1
Third party related profits before tax	48	25
Total third party related profits before tax	**61**	26
Total EEV operating profit before tax	**83**	39
Profit on part disposal of joint venture	17	-
Total EEV profit before tax	**100**	39

(c) Other EEV operating profits before tax

	12 months to 31 December 2007 £m	10 July 2006 to 31 December 2006 £m
Canada non-life subsidiaries	4	2
Mutual funds transferred to covered business	(4)	n/a
Canada non-life subsidiaries excluding transfers to covered business	-	2
Standard Life Savings Limited	(50)	(14)
Mutual funds transferred to covered business	25	n/a
Standard Life Savings excluding transfers to covered business	(25)	(14)
Standard Life plc income	33	18
Other	(3)	1
Other non-covered business EEV operating profits before tax	**5**	7

All figures shown are IFRS underlying profits.

The covered business results for 2007 include certain mutual funds sold in the UK and Canada. In previous periods these were included in other non-covered business. There is no restatement of the results for 10 July to 31 December 2006. A detailed description of EEV covered business is provided within the EEV methodology in Note 2.16.

2.7 EEV — reconciliation of movements in consolidated balance sheet

	12 months to 31 December 2007 £m	Period 10 July 2006 to 31 December 2006 £m
Opening EEV	5,608	4,995
Opening adjustments	19	-
Opening adjusted EEV	5,627	4,995
Total recognised income for the period	774	406
Distributions to equity holders	(197)	-
Capital injections	-	192
Reserves credit for employee share-based payment schemes	12	15
Vested employee share-based payment schemes	(5)	-
Closing EEV	6,211	5,608

Opening adjustments relate to the transfer of mutual funds from non-covered to covered business. These adjustments impacted the opening PVIF in covered business by positive £32m and the opening net assets in non-covered business by negative £13m.

2.8 Reconciliation of EEV net assets to IFRS net assets

	31 December 2007 £m	31 December 2006 £m
Net assets on an EEV basis	6,211	5,608
Present value of in-force life and pensions business	(3,327)	(3,217)
EEV net worth	2,884	2,391
Adjustment of long-term debt to market value	(4)	92
Canadian mark-to-market	112	244
Deferred acquisition costs net of deferred income reserve	245	127
Other	45	24
Net assets on an IFRS basis	3,282	2,878

Reconciling items are shown net of tax where appropriate.

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax)

(a) Total

12 months to 31 December 2007	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**720**	**562**	**1,282**	**3,217**	**4,499**
Opening adjustments	-	-	-	32	**32**
Opening adjusted EEV	**720**	**562**	**1,282**	**3,249**	**4,531**
Contribution from new business	(272)	47	(225)	473	**248**
Contribution from in-force business:					
Expected return on existing business	-	26	26	262	**288**
Expected return transfer to net worth	552	(38)	514	(514)	**-**
Experience variances	6	3	9	(44)	**(35)**
Operating assumption changes	226	4	230	(123)	**107**
Development expenses	(16)	-	(16)	-	**(16)**
Expected return on free surplus	9	-	9	-	**9**
Operating profit after tax	**505**	**42**	**547**	**54**	**601**
Investment return and tax variances	7	3	10	(22)	**(12)**
Effect of economic assumption changes	75	(11)	64	(45)	**19**
Restructuring expenses	(4)	-	(4)	-	**(4)**
Profit after tax	**583**	**34**	**617**	**(13)**	**604**
Internal capital transfers	(89)	-	(89)	-	**(89)**
Transfer back of surplus to SLI	(25)	-	(25)	-	**(25)**
Transfer back of mutual funds net worth	11	-	11	-	**11**
Actuarial gains on defined benefit pension schemes	19	-	19	-	**19**
Foreign exchange differences	18	84	102	91	**193**
Aggregate tax effect of items not recognised in income statement	(3)	-	(3)	-	**(3)**
Other	3	-	3	-	**3**
Closing EEV	**1,237**	**680**	**1,917**	**3,327**	**5,244**

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(a) Total *continued*

Period 10 July to 31 December 2006	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**742**	**560**	**1,302**	**2,881**	**4,183**
Opening adjustments	-	-	-	-	-
Opening adjusted EEV	**742**	**560**	**1,302**	**2,881**	**4,183**
Contribution from new business	(184)	22	(162)	235	**73**
Contribution from in-force business:					
Expected return on existing business	-	12	12	125	**137**
Expected return transfer to net worth	255	(20)	235	(235)	**-**
Experience variances	8	10	18	27	**45**
Operating assumption changes	37	(12)	25	(39)	**(14)**
Development expenses	(9)	-	(9)	-	**(9)**
Expected return on free surplus	(2)	-	(2)	-	**(2)**
Operating profit after tax	**105**	**12**	**117**	**113**	**230**
Investment return and tax variances	2	31	33	128	**161**
Effect of economic assumption changes	(54)	11	(43)	140	**97**
Restructuring expenses	-	-	-	-	**-**
Profit after tax	**53**	**54**	**107**	**381**	**488**
Internal capital transfers	(74)	3	(71)	-	**(71)**
Transfer back of surplus to SLI	(9)	-	(9)	-	**(9)**
Transfer back of mutual funds net worth	-	-	-	-	**-**
Actuarial gains on defined benefit pension schemes	10	-	10	-	**10**
Foreign exchange differences	(2)	(55)	(57)	(45)	**(102)**
Aggregate tax effect of items not recognised in income statement	-	-	-	-	**-**
Other	-	-	-	-	**-**
Closing EEV	**720**	**562**	**1,282**	**3,217**	**4,499**

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(b) UK and HWPF TVOG

12 months to 31 December 2007	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**656**	**32**	**688**	**2,590**	**3,278**
Opening adjustments	-	-	-	-	-
Opening adjusted EEV	**656**	**32**	**688**	**2,590**	**3,278**
Contribution from new business	(197)	27	(170)	373	**203**
Contribution from in-force business:					
Expected return on existing business	-	1	1	206	**207**
Expected return transfer to net worth	392	(1)	391	(391)	**-**
Experience variances	(1)	(2)	(3)	(51)	**(54)**
Operating assumption changes	264	4	268	(168)	**100**
Development expenses	(8)	-	(8)	-	**(8)**
Expected return on free surplus	18	-	18	-	**18**
Operating profit after tax	**468**	**29**	**497**	**(31)**	**466**
Investment return and tax variances	(43)	1	(42)	(21)	**(63)**
Effect of economic assumption changes	(9)	1	(8)	(24)	**(32)**
Restructuring expenses	(4)	-	(4)	-	**(4)**
Profit after tax	**412**	**31**	**443**	**(76)**	**367**
Internal capital transfers	(93)	-	(93)	-	**(93)**
Transfer back of surplus to SLI	(23)	-	(23)	-	**(23)**
Transfer back of mutual funds net worth	15	-	15	-	**15**
Actuarial gains on defined benefit pension schemes	-	-	-	-	**-**
Foreign exchange differences	-	-	-	-	**-**
Aggregate tax effect of items not recognised in income statement	-	-	-	-	**-**
Other	3	-	3	-	**3**
Closing EEV	**970**	**63**	**1,033**	**2,514**	**3,547**

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(b) UK and HWPF TVOG *continued*

Period 10 July to 31 December 2006	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**686**	**15**	**701**	**2,247**	**2,948**
Opening adjustments	-	-	-	-	-
Opening adjusted EEV	**686**	**15**	**701**	**2,247**	**2,948**
Contribution from new business	(150)	14	(136)	194	58
Contribution from in-force business:					
Expected return on existing business	-	-	-	95	95
Expected return transfer to net worth	172	-	172	(172)	-
Experience variances	13	2	15	40	55
Operating assumption changes	12	-	12	(49)	(37)
Development expenses	(4)	-	(4)	-	(4)
Expected return on free surplus	5	-	5	-	5
Operating profit after tax	**48**	**16**	**64**	**108**	**172**
Investment return and tax variances	8	1	9	109	118
Effect of economic assumption changes	(13)	-	(13)	126	113
Restructuring expenses	-	-	-	-	-
Profit after tax	**43**	**17**	**60**	**343**	**403**
Internal capital transfers	(66)	-	(66)	-	(66)
Transfer back of surplus to SLI	(9)	-	(9)	-	(9)
Transfer back of mutual funds net worth	-	-	-	-	-
Actuarial gains on defined benefit pension schemes	-	-	-	-	-
Foreign exchange differences	2	-	2	-	2
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-
Other	-	-	-	-	-
Closing EEV	**656**	**32**	**688**	**2,590**	**3,278**

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(c) Canada

12 months to 31 December 2007	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**24**	**526**	**550**	**351**	**901**
Opening adjustments	-	-	-	32	**32**
Opening adjusted EEV	**24**	**526**	**550**	**383**	**933**
Contribution from new business	(13)	17	4	23	**27**
Contribution from in-force business:					
Expected return on existing business	-	25	25	38	**63**
Expected return transfer to net worth	93	(35)	58	(58)	**-**
Experience variances	16	4	20	2	**22**
Operating assumption changes	(43)	-	(43)	58	**15**
Development expenses	(1)	-	(1)	-	**(1)**
Expected return on free surplus	2	-	2	-	**2**
Operating profit after tax	**54**	**11**	**65**	**63**	**128**
Investment return and tax variances	51	2	53	5	**58**
Effect of economic assumption changes	82	(12)	70	(19)	**51**
Restructuring expenses	-	-	-	-	**-**
Profit after tax	**187**	**1**	**188**	**49**	**237**
Internal capital transfers	(63)	-	(63)	-	**(63)**
Transfer back of surplus to SLI	(2)	-	(2)	-	**(2)**
Transfer back of mutual funds net worth	(4)	-	(4)	-	**(4)**
Actuarial gains on defined benefit pension schemes	14	-	14	-	**14**
Foreign exchange differences	15	84	99	65	**164**
Aggregate tax effect of items not recognised in income statement	(3)	-	(3)	-	**(3)**
Other	-	-	-	-	**-**
Closing EEV	**168**	**611**	**779**	**497**	**1,276**

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(c) Canada *continued*

Period 10 July to 31 December 2006	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	12	545	557	360	917
Opening adjustments	-	-	-	-	-
Opening adjusted EEV	12	545	557	360	917
Contribution from new business	(7)	7	-	12	12
Contribution from in-force business:					
Expected return on existing business	-	12	12	21	33
Expected return transfer to net worth	41	(20)	21	(21)	-
Experience variances	1	8	9	(15)	(6)
Operating assumption changes	18	(12)	6	13	19
Development expenses	-	-	-	-	-
Expected return on free surplus	(2)	-	(2)	-	(2)
Operating profit after tax	51	(5)	46	10	56
Investment return and tax variances	(5)	30	25	13	38
Effect of economic assumption changes	(41)	11	(30)	5	(25)
Restructuring expenses	-	-	-	-	-
Profit after tax	5	36	41	28	69
Internal capital transfers	-	-	-	-	-
Transfer back of surplus to SLI	-	-	-	-	-
Transfer back of mutual funds net worth	-	-	-	-	-
Actuarial gains on defined benefit pension schemes	9	-	9	-	9
Foreign exchange differences	(2)	(55)	(57)	(37)	(94)
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-
Other	-	-	-	-	-
Closing EEV	24	526	550	351	901

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(d) Europe and Other

12 months to 31 December 2007	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	40	4	44	276	320
Opening adjustments	-	-	-	-	-
Opening adjusted EEV	40	4	44	276	320
Contribution from new business	(62)	3	(59)	77	18
Contribution from in-force business:					
Expected return on existing business	-	-	-	18	18
Expected return transfer to net worth	67	(2)	65	(65)	-
Experience variances	(9)	1	(8)	5	(3)
Operating assumption changes	5	-	5	(13)	(8)
Development expenses	(7)	-	(7)	-	(7)
Expected return on free surplus	(11)	-	(11)	-	(11)
Operating profit after tax	(17)	2	(15)	22	7
Investment return and tax variances	(1)	-	(1)	(6)	(7)
Effect of economic assumption changes	2	-	2	(2)	-
Restructuring expenses	-	-	-	-	-
Profit after tax	(16)	2	(14)	14	-
Internal capital transfers	67	-	67	-	67
Transfer back of surplus to SLI	-	-	-	-	-
Transfer back of mutual funds net worth	-	-	-	-	-
Actuarial gains on defined benefit pension schemes	5	-	5	-	5
Foreign exchange differences	3	-	3	26	29
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-
Other	-	-	-	-	-
Closing EEV	99	6	105	316	421

2.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

(d) Europe and Other *continued*

Period 10 July to 31 December 2006	Free surplus £m	Required capital £m	Net worth £m	PVIF net of cost of capital £m	Total £m
Opening EEV	**44**	**-**	**44**	**274**	**318**
Opening adjustments	-	-	-	-	-
Opening adjusted EEV	**44**	**-**	**44**	**274**	**318**
Contribution from new business	(27)	1	(26)	29	3
Contribution from in-force business:					
Expected return on existing business	-	-	-	9	9
Expected return transfer to net worth	42	-	42	(42)	-
Experience variances	(6)	-	(6)	2	(4)
Operating assumption changes	7	-	7	(3)	4
Development expenses	(5)	-	(5)	-	(5)
Expected return on free surplus	(5)	-	(5)	-	(5)
Operating profit after tax	**6**	**1**	**7**	**(5)**	**2**
Investment return and tax variances	(1)	-	(1)	6	5
Effect of economic assumption changes	-	-	-	9	9
Restructuring expenses	-	-	-	-	-
Profit after tax	**5**	**1**	**6**	**10**	**16**
Internal capital transfers	(8)	3	(5)	-	(5)
Transfer back of surplus to SLI	-	-	-	-	-
Transfer back of mutual fund net worth	-	-	-	-	-
Actuarial gains on defined benefit pension schemes	1	-	1	-	1
Foreign exchange differences	(2)	-	(2)	(8)	(10)
Aggregate tax effect of items not recognised in income statement	-	-	-	-	-
Other	-	-	-	-	-
Closing EEV	**40**	**4**	**44**	**276**	**320**

2.10 Time value of options and guarantees (TVOG)

	31 December 2007 £m	31 December 2006 £m
UK and Europe HWPF	(41)	(92)
Canada	(13)	(13)
Europe – Other	(2)	(2)
Total	(56)	(107)

The fall in the provision for HWPF TVOG is largely driven by UK experience variances from interest rate hedging for HWPF annuities, refinements to the interaction of dynamic management actions across UK and German business, and the modelling of the distribution of the HWPF residual estate to with profits policyholders.

2.11 Market value of subordinated liabilities within covered business

	31 December 2007 £m	31 December 2006 £m
UK	(1,643)	(1,691)
Canada	(207)	(198)
Total	(1,850)	(1,889)

Subordinated liabilities within EEV covered business are based on the market value of the debt. The free surplus shown in Note 2.2(c) is net of these liabilities.

2.12 Principal economic assumptions – deterministic calculations – covered business

(a) Gross investment returns and expense inflation

At 31 December 2007	UK %	Canada %	Europe %
Gross investment returns			
Risk-free	4.58	4.04	4.33
Corporate bonds	5.56	*	n/a
Equities	7.58	8.60	7.33
Property	6.58	8.60	6.33
Other			
Expense inflation:	4.07	**	
Germany			2.69
Ireland			3.80

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 1.64% in 2007. The rate in subsequent years is based on a moving 30 year bond yield less a variable deduction.

2.12 Principal economic assumptions - deterministic calculations - covered business *continued*

(a) Gross investment returns and expense inflation *continued*

At 31 December 2006	UK %	Canada %	Europe %
Gross investment returns			
Risk-free	4.83	4.11	3.95
Corporate bonds	5.40	*	n/a
Equities	7.83	8.60	6.95
Property	6.83	8.60	5.95
Other			
Expense inflation:	3.97	**	
Germany			2.55
Ireland			3.46

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 1.69% in 2006 decreasing by 0.10% per year to 1.19% in 2011 and later years.

(b) Risk discount rates — in-force business

At 31 December 2007	UK HWPF %	UK equity holder owned funds %	Canada %	Europe HWPF %	Europe equity holder owned funds %
Risk margin – in-force business					
Risk margin before cost of capital adjustment:					
Market risk	2.00	2.00	2.10	2.00	2.00
Non-market risk	1.60	1.20	2.20	1.60	1.20
Total	**3.60**	**3.20**	**4.30**	**3.60**	**3.20**
Cost of capital adjustment	-	(0.30)	(1.40)	-	(0.30)
Risk margin after cost of capital adjustment	**3.60**	**2.90**	**2.90**	**3.60**	**2.90**
Risk discount rates – in-force business					
Risk-free	4.58	4.58	4.04	4.33	4.33
Risk margin*	3.60	2.90	2.90	3.60	2.90
Risk discount rate	**8.18**	**7.48**	**6.94**	**7.93**	**7.23**

* Using the value of in-force business as weights, the weighted average risk margins for the UK and Europe were 3.5% and 3.3% respectively.

2.12 Principal economic assumptions – deterministic calculations – covered business *continued*

(b) Risk discount rates - in-force business *continued*

At 31 December 2006	UK HWPF %	UK equity holder owned funds %	Canada %	Europe HWPF %	Europe equity holder owned funds %
Risk margin – in-force business					
Risk margin before cost of capital adjustment:					
Market risk	1.75	1.55	1.70	1.75	1.55
Non-market risk	1.30	0.25	1.80	1.30	0.25
Total	**3.05**	**1.80**	**3.50**	**3.05**	**1.80**
Cost of capital adjustment	(0.05)	(0.10)	(1.00)	(0.05)	(0.10)
Risk margin after cost of capital adjustment	**3.00**	**1.70**	**2.50**	**3.00**	**1.70**
Risk discount rates – in-force business					
Risk-free	4.83	4.83	4.11	3.95	3.95
Risk margin*	3.00	1.70	2.50	3.00	1.70
Risk discount rate	**7.83**	**6.53**	**6.61**	**6.95**	**5.65**

* Using the value of in-force business as weights, the weighted average risk margins for the UK and Europe were 2.9% and 2.8% respectively.

Increases in market risk margins generally arise from changes in asset allocations, product mix and reserving changes.

Non-market risk margins have increased due to:

- UK and Europe HWPF – mainly as a result of changes in product mix and an increased allowance for various non-market risks;
- UK and Europe equity holder owned funds – predominantly to reflect the increased allowance for persistency and credit risks; and in
- Canada – mainly to reflect the change in product mix over the year.

The impact of all these changes in risk discount rates has been included in the effect of economic assumption changes shown in Note 2.2(a). The amounts within these totals that relate to the changes in risk discount rates are for UK (£55m negative), for Europe (£23m negative) and for Canada (£54m negative).

2.12 Principal economic assumptions – deterministic calculations – covered business *continued*

(c) Risk discount rates – new business

12 months to 31 December 2007	UK HWPF %	UK equity holder owned funds %	Canada %	Europe HWPF %	Europe equity holder owned funds %
Risk margin – new business					
Risk margin before cost of capital adjustment:					
Market risk	2.10	2.00	1.80	2.10	2.00
Non-market risk	0.40	1.20	2.20	0.40	1.20
Total	**2.50**	**3.20**	**4.00**	**2.50**	**3.20**
Cost of capital adjustment	-	(0.30)	(1.10)	-	(0.30)
Risk margin after cost of capital adjustment	**2.50**	**2.90**	**2.90**	**2.50**	**2.90**
Risk discount rates – new business					
Risk-free*	4.83	4.83	4.11	3.95	3.95
Risk margin**	2.50	2.90	2.90	2.50	2.90
Risk discount rate	**7.33**	**7.73**	**7.01**	**6.45**	**6.85**

* As the new business contribution is calculated using start of period economic assumptions the risk free rates shown here represent market yields at 31 December 2006.

**Using the value of in-force business as weights, the weighted average risk margins for the UK and Europe were 2.8% and 2.9% respectively.

Period 10 July to 31 December 2006	UK HWPF %	UK equity holder owned funds %	Canada %	Europe HWPF %	Europe equity holder owned funds %
Risk margin – new business					
Risk margin before cost of capital adjustment:					
Market risk	2.05	1.80	1.60	2.05	1.80
Non-market risk	0.35	1.10	2.05	0.35	1.10
Total	**2.40**	**2.90**	**3.65**	**2.40**	**2.90**
Cost of capital adjustment	-	(0.10)	(0.95)	-	(0.10)
Risk margin after cost of capital adjustment	**2.40**	**2.80**	**2.70**	**2.40**	**2.80**
Risk discount rates – new business					
Risk-free*	4.67	4.67	4.60	4.23	4.23
Risk margin**	2.40	2.80	2.70	2.40	2.80
Risk discount rate	**7.07**	**7.47**	**7.30**	**6.63**	**7.03**

* As the new business contribution is calculated using start of period economic assumptions the risk free rates shown here represent market yields at 10 July 2006.

**Using the value of in-force business as weights, the weighted average risk margins for the UK and Europe were 2.7% and 2.8% respectively.

2.13 Principal economic assumptions – stochastic calculations

The level of the TVOG is generally calculated by an economic scenario generator (ESG) which projects the relevant fund under a large number of different future economic scenarios. A detailed description of the methodology applied in the relevant funds is provided in Note 2.16.

Characteristics of ESG used for HWPF TVOG calculations – UK and Europe

The ESG simulates future economic environments in a market consistent manner. The outputs of the ESG include:

- cash returns;
- bond returns;
- inflation;
- equity returns;
- property returns;
- dividend yields; and
- rental yields.

The ESG allows option-pricing techniques to be used to value the TVOG.

Parameters used in ESG

Cash and bond returns
These variables are calibrated using the following instruments:

- conventional Government bond yields adjusted to allow for any 'convenience premium' associated with Government bond prices; and
- a range of swaption prices.

Inflation
This variable is calibrated using the following instruments:

- conventional Government bond yields;
- index-linked Government bond yields; and
- Central Bank inflation targets.

Equity returns
The volatility of equity returns is calibrated to the market prices of a range of FTSE 100 and Dow Jones Euro Stoxx options.

Property returns
As there is no liquid property option market a best estimate of property return volatility is used. The property volatility is estimated from adjusted Investment Property Databank UK data.

Dividend and rental yields
As market consistent estimates for dividend and rental yields cannot be derived from liquid market instruments best estimates are used.

Correlations

The principal correlations in the ESG are between equity, bond and property returns. These correlations are targeted to be of the following order:

- equity/property = 0.2;
- equity/bonds = 0.2; and
- property/bonds = 0.1.

2.14 Foreign exchange

A description of the approach to the currency translation for foreign entities is provided in Note 2.16.

The principal exchange rates applied are:

Local currency: £	Closing 31 December 2007	Average to 31 December 2007	Closing 31 December 2006	Average 10 July to 31 December 2006
Canada	1.965	2.148	2.278	2.090
Ireland	1.362	1.459	1.484	1.466
Germany	1.362	1.459	1.484	1.466
India	78.460	82.831	86.623	83.528
China	14.540	15.214	15.276	14.693
Hong Kong	15.521	15.616	15.221	14.334

2.15 Sensitivity analysis – economic and non-economic assumptions

The tables below show the sensitivity of the embedded value and the NBC to different scenarios.

The sensitivities tested were:

- 1% increase and decrease in the risk discount rates;
- interest rates 1% higher and lower than base case, with consequential changes in fixed interest asset values, reserving assumptions, risk discount rates and investment returns on equities and properties;
- 10% fall in market value of equity and property assets (not applicable for new business contribution);
- 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 p.a. would represent an expense assumption of £9 p.a.). Where there is a look through into service company expenses, the fee charged by the service company is unchanged while the underlying expense decreases;
- 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% p.a. would represent a lapse rate of 4.5% p.a.);
- 5% decrease in both mortality and morbidity rates for annuitant and non-annuitant policies; and
- EEV results assuming only prescribed minimum capital (where economic capital has been used in the EEV calculations).

Embedded value

31 December 2007	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
Embedded value	**3,588**	**1,276**	**335**	**86**	**(41)**	**5,244**
Risk discount rate +1%	(175)	(115)	(16)	-	-	(306)
Risk discount rate -1%	201	145	19	-	-	365
Interest returns +1%	(70)	12	(3)	-	11	(50)
Interest returns -1%	55	(59)	1	-	(3)	(6)
Fall in equity/property market values by 10%	(148)	(67)	(10)	-	3	(222)
Maintenance expenses -10%	89	45	8	-	-	142
Lapse rates -10%	115	72	6	-	3	196
Annuitant mortality -5%	(100)*	(36)	(3)	-	-	(139)
Non-annuitant mortality -5%	9	5	-	-	3	17
Prescribed minimum capital	-	75	-	-	-	75

* Note the impact of the reinsurance of the immediate annuity portfolio to Canada Life International Re is not included in these results as at 31 December 2007.

2.15 Sensitivity analysis – economic and non-economic assumptions *continued*

New business contribution

12 months to 31 December 2007	UK £m	Canada £m	Europe £m	Other £m	HWPF TVOG £m	Total £m
New business contribution	282	37	26	-	-	345
Risk discount rate +1%	(39)	(4)	(6)	-	-	(49)
Risk discount rate -1%	45	5	7	-	-	57
Interest returns +1%	41	-	-	-	-	41
Interest returns -1%	(50)	(1)	(1)	-	-	(52)
Maintenance expenses -10%	16	4	3	-	-	23
Lapse rates -10%	20	5	1	-	-	26
Annuitant mortality -5%	(3)	(2)	-	-	-	(5)
Non-annuitant mortality -5%	1	-	-	-	-	1
Prescribed minimum capital	-	1	-	-	-	1

Sensitivities to higher and lower assumed equity and property risk premiums in future investment earnings have not been calculated, as the effect of the risk premium is removed in setting the market risk margin in the risk discount rate.

The demographics sensitivities shown above represent a standard change to the assumptions for all products. Different products will be more or less sensitive to the change, and impacts may partially offset one another.

2.16 EEV methodology

Covered business

For the purposes of EEV reporting, a distinction is drawn between covered business to which EEV methodology is applied and non-covered business where results and balances are based on those determined under IFRS and included in the IFRS financial statements shown in the *Annual Report and Accounts*, unless otherwise stated.

The Group's covered business is its life assurance and pensions businesses in the United Kingdom, Canada, Europe (Germany including Austria, and Ireland) and Other (Asia Pacific), as well as the current and future profits and losses from Standard Life Investments (SLI) arising on its management of funds relating to the life and pensions businesses. As the businesses included in 'other' are not material in the context of the Group they have been included at their IFRS value.

UK covered business also includes:

- non-insured self invested personal pension (SIPP) business;
- those elements of Wrap business that are contained within a long-term product wrapper i.e. Bonds, SIPPs and mutual funds; and
- mutual funds sold by UK Financial Services, excluding mutual funds administered on legacy systems.

Canada covered business also includes mutual funds.

Cash flows emerging in the period on covered business that do not reside within a life and pensions company on a statutory basis are transferred back to the relevant non-covered entity for disclosure within their closing net assets. This treatment is applied to both the return from investment management and the return on certain mutual funds included in covered business.

The Group's non-covered business mainly includes the business of Standard Life Bank (SLB), Standard Life Healthcare (SLH), Standard Life plc, the third party investment management business of SLI, the non-covered business of Standard Life Savings (SLS) and other non-life and pensions entities.

Value of in-force covered business

The value of future equity holders' cash flows is calculated for each material business unit on an after-tax basis, projected using best estimate future assumptions as described below.

2.16 EEV methodology *continued*

Allowance is made for external reinsurance and reinsurance within the Group. The cash flows include the profits and losses arising in Group companies providing investment management and other services where these relate to covered business. This is referred to as the 'look through' into service company expenses.

The projected cash flows are discounted to the valuation date using a risk discount rate which is intended to make sufficient allowance for the risks associated with the emergence of these cash flows, other than those risks allowed for elsewhere in the EEV calculations. In particular, a deduction is made from the present value of the best estimate cash flows to reflect the risks associated with the existence of financial options and guarantees, this deduction being assessed using stochastic techniques as described below.

Free surplus

The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. In the UK, this comprises the market value of the assets in the equity holders' fund, plus the value of the equity holders' interest in the surplus of the long-term fund, after appropriate allowance for tax, less the required capital supporting the covered business.

For some assets and liabilities where market value is not the normal basis for accounting, as in Canada, the free surplus is restated to market value, adjusted as required to allow for the present value of any tax which would become payable if the assets were realised.

Allowance for risk

Under the EEV Principles and Guidance, risks within the covered business are allowed for in the following ways:

- application of risk discount rates to projected cash flows, which are derived by adding a risk margin to a risk free rate;
- holding of required capital for the covered business, determined by reference to both regulatory requirements and internal economic capital assessments; and
- allowing for TVOG.

Risk discount rates

Under the EEV methodology, a risk discount rate is required to calculate the present value of expected future distributable profits as a single value at a particular date. The risk discount rate comprises a risk free rate which reflects the time value of money and a risk margin allowing for the risk that experience in future years may differ from that assumed. In particular, a risk margin is added to allow for the risk that expected additional returns on certain asset classes are not achieved.

Risk discount rates have been determined as the risk free government bond yield plus a risk margin. The risk margins have been determined for market risk and non-market risk separately. For market risk, we have opted for an approach whereby the risk margin is determined such that the PVIF, excluding the allowance for the TVOG, calculated using expected 'real world' asset returns equates with the PVIF calculated using 'risk neutral' investment returns and discount rates. In this way, the benefits of assuming higher than risk free returns on future cash flows are offset by using a higher discount rate. However, when returns above the risk free rate arise from the additional returns available from investing in illiquid assets, namely corporate bonds and mortgages, where they are matched to appropriate liabilities, these are not offset in determining the discount rate. Allowance has then been made for non-market risk by applying stress tests to the PVIF using our internal capital model, and quantifying an additional risk margin based on the results of the stress tests. The main elements of non-market risk which are stress tested are lapse, mortality, expense and credit risk assumptions. Benefits of diversification between risk types are allowed for in deriving the risk margins in line with our internal capital model.

Separate risk discount rates have been calculated for in-force and new business and for the principal geographic segments (UK, Europe and Canada). Within the UK and Europe, separate risk margins are calculated for profits emerging on policies inside the HWPF (regardless of whether these profits emerge directly from the HWPF or by reassurance into other Group entities) and on policies that are in equity holder owned funds. For HWPF policies, there is a significant inter-Group reassurance agreement in respect of mortality surpluses on annuities, which are reassured out of the HWPF. The HWPF risk margin anticipates diversification benefits including the annuity mortality risk, since the overall capital structure also benefits from this diversification.

The risk margins are also reduced to allow for any cost of required capital (excluding double taxation cost) which is already reflected within the EEV.

Market risk margins are reviewed at each valuation date, allowing for changes in risk profile arising from movements in asset mix. Non-market risk margins are reviewed in detail once a year.

2.16 EEV methodology *continued*

The values of the risk discount rates used for this reporting period are provided in Note 2.12.

Required capital

Required capital represents the amount of assets over and above those required to back the liabilities in respect of the covered business whose distribution to equity holders is restricted. As a minimum, this will represent the capital requirement of the local regulator.

We have set required capital to be the higher of regulatory capital and our own internally assessed risk-based capital requirement. In determining the required capital for purposes of assessing EEV, we exclude any required capital which is provided by the existing surplus in the HWPF, as this capital is provided by policyholders. Any required capital in excess of that provided by the existing surplus in the HWPF would need to be provided by assets in the equity holders' fund. Projections show that the surplus in the HWPF is expected, on best estimate assumptions, to cover this level of required capital at the valuation date and in future years.

The levels of required capital in the current EEV calculations are therefore as follows:

- UK and Europe (business in HWPF) – no capital requirement in excess of statutory reserves or asset shares is valued in the EEV;
- UK and Europe (business in equity holder owned funds) – 100% of EU minimum regulatory capital, which is higher in aggregate than Standard Life's internal risk-based capital requirement; and
- Canada – the level of required capital is taken as 150% of minimum continuing capital and surplus requirements (MCCSR).

Time value of financial options and guarantees (TVOG)

The TVOG represents the potential additional cost to equity holders where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder.

UK and Europe - HWPF

The main source of TVOG in the Group EEV arises from the HWPF. Under the terms of the Scheme, equity holder cash flows from the HWPF are held back if required to cover HWPF liabilities on the Financial Services Authority realistic or regulatory basis. This option for the UK, Germany and Ireland results in the loss of cash flows when the HWPF has insufficient assets to pay guaranteed policy benefits. The main options and guarantees within the HWPF in respect of UK and European business relate to with profits business and include minimum guaranteed rates of return.

The value of the TVOG arising from the HWPF at any point in time will be sensitive to:

- the level of the residual estate (working capital in the HWPF);
- investment conditions in terms of bond yields, equity and property values, and implied market volatility; and
- the investment profile of the assets backing the applicable policies, the residual estate and non profit business in the fund at the time the TVOG is calculated.

The level of the TVOG has been calculated by a model which projects the HWPF under a large number of different future economic scenarios. Particular features of this calculation are:

- the projected economic scenarios and the methodology used to discount equity holder cash flows are based on market consistent assumptions;
- the total cost includes an allowance for non-market risk, including credit risk arising from holding non-risk free bonds to back non profit liabilities in the fund;
- changes in policyholder behaviour are allowed for according to the particular economic scenario;
- changes in management actions, including the dynamic guarantee deductions, are allowed for according to the particular economic scenario, such actions being expected to be consistent with the way that the HWPF will be managed in future as described in the Scheme and in the Principles and Practices of Financial Management (PPFM); and
- each projection allows for the gradual release of the residual estate over time to policyholders where there are sufficient funds to do so.

2.16 EEV methodology *continued*

UK and Europe – Other

Most with profits business written post demutualisation is managed in a number of new with profits funds. For the present reporting period, the only significant volumes of this type of new business have arisen in Germany. These policies have guarantees relating to benefits available on the policy maturity date. These guarantees increase each year with the addition of bonuses.

Equity holder assets are at risk if the resources of these with profits funds are insufficient to pay the guaranteed benefits. The level of the TVOG has been calculated using stochastic techniques. The TVOG has reduced both the NBC as well as the closing PVIF for Europe.

Canada

The main options and guarantees within the Canadian business are in respect of minimum investment returns, guaranteed maturity and death benefits, and vested bonuses, which apply to certain investment and insurance contracts.

Other economic assumptions

The assumed investment returns reflect our estimates of expected returns on principal asset classes, and are, in general, based on market conditions at the date of calculation of the EEV.

The inflation rates assumed are, in general, based on the market implied long-term price inflation plus a margin to allow for salary inflation.

Details of the assumptions used for this reporting period are provided in Note 2.12.

Non-economic assumptions

Non-economic assumptions for the main classes of business, including most expense assumptions, are reviewed on an annual basis.

Expense assumptions

Expense assumptions on a per policy basis have been derived based on an analysis of management expenses performed by each business, and are split between acquisition and maintenance assumptions.

In determining future expenses in relation to covered business, no allowance has been made in the EEV or the NBC for any allocation of Group Corporate Centre costs.

Development expenses represent specific expenses incurred which are considered temporary in nature and are not expected to occur again.

Costs related to demutualisation and related to restructuring have been excluded from the EEV results where it has been agreed that these costs are to be met by the HWPF and therefore would not form part of the surplus cash flows.

Investment management expenses are also allowed for, and the assumptions for these reflect the actual investment expenses of Standard Life Investments in providing investment management services to the life and pensions business rather than the investment fees actually charged.

Restructuring expenses for covered and non-covered business include the current year cost of the Continuous Improvement Programme. In addition, non-covered business includes any additional restructuring expenses consistent with those identified in the IFRS underlying profit adjustments. The total restructuring expenses are included together with the cost of any corporate activity in restructuring and corporate transaction expenses.

Expenses – pension scheme deficits

Pension scheme deficits have been included in accordance with International Accounting Standard (IAS) 19 *Employee Benefits*.

Other non-economic experience assumptions

Assumptions are made in respect of future levels of mortality, morbidity, premium terminations, option take-up, surrenders and withdrawals. The assumptions reflect our best estimates of the likely future experience, and are based on recent experience and relevant industry data, where available.

2.16 EEV methodology *continued*

Annuitant mortality assumptions use a combination of base mortality rates, which are generally set by reference to recent experience, and expected future changes in mortality. The latter uses data provided by the Continuous Mortality Investigation Bureau in the UK and the Canadian Institute of Actuaries in Canada along with other company specific considerations.

Lapse rate assumptions in the UK have been set by reference to expected future trends. Lapse assumptions on unit linked bonds assume that lapse experience will become even more adverse in 2008 before settling down to a level which is higher than the opening assumptions.

Assumptions regarding option take-up, surrenders and withdrawals are assumed to vary, where appropriate, according to the investment scenario under consideration when deriving the TVOG, to reflect our best estimate of how policyholder behaviour may vary in such circumstances.

New business

Definition of new business
New business includes new policies written during the period and some increments to existing policies.

For the UK, classification as new or existing business is determined as follows (using the approach used for the published new business figures):

- new recurrent single premium business is classified as new regular premium business to the extent that it is deemed likely to renew;
- Department of Work and Pensions (DWP) rebates are deemed to be new single premiums;
- pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business;
- pensions vesting under other group contracts and individual pensions are included as new business;
- products substituted due to the exercise of standard contract terms are not deemed to be new business; and
- all increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Germany, new business comprises new contracts written into the equity holder owned funds during the period.

The new business contribution for Germany is calculated assuming a specific level of future premium indexation. Similarly, it is assumed that premiums on 'Low Start' policies increase at the end of the low start period.

For Ireland, new business comprises:

- new contracts written during the period;
- new premiums on recurrent single premium contracts;
- pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business;
- pensions vesting under other group contracts and individual pensions are included as new business; and
- all increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Canada, business is deemed to be 'new business' if a contract has been issued during the reporting period. The new business contribution also includes the value of renewal premiums for a new contract, where the renewal premiums are (i) contractual, (ii) non-contractual but reasonably predictable, or (iii) recurrent single premiums that are pre-defined and reasonably predictable. The present value of future net income attributable to renewal premiums on existing group pension and savings contracts, including those from new members, is not included as new business. Since all deposits (new and renewal) in individual segregated funds business attract a new business/first year commission, this business is treated as new business for EEV purposes.

New business contribution
The contribution generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business. NBC before tax is calculated by grossing up the contribution after tax at the full corporation tax rate for UK business and at other equivalent rates of tax for other countries. NBC is calculated as at the end of the reporting period.

2.16 EEV methodology *continued*

The economic assumptions used are those at the start of the reporting period, and the non-economic assumptions are those at the end of the reporting period. An exception to this policy is annuity business in the UK and Ireland where, to ensure consistency between the economic assumptions used in the new business contribution and those used in pricing the business and in the calculation of mathematical reserves, the economic assumptions used are the average rates for each quarter during the reporting period.

PVNBP and APE

New business sales are expressed on two bases: present value of new business premiums (PVNBP) and annual premium equivalent (APE). The PVNBP calculation is equal to the total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale. The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate NBC, except that the PVNBP is discounted using the relevant opening risk free rate rather than the risk discount rate. APE is equal to the total of regular premiums plus 10% of single premiums received during the applicable period.

Tax

The opening and closing EEV numbers for the covered business are determined on an after tax basis. The tax assumptions used are based upon the best estimate of the actual tax expected to arise. Attributable tax and profit before tax are derived by grossing up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to new business.

Transfers to equity holders from the HWPF will, in the first instance, be funded from unallocated surplus. The profit after tax result is stated after allowing for this and takes into account the risk of markets moving adversely in the future which would reduce the amount that can be transferred to equity holders from the unallocated surplus. These transfers can be made without equity holder tax arising for a number of years. Over time the actual effective tax rate on these transfers will move toward the standard rate of corporation tax.

For non-covered business, attributed tax is consistent with the IFRS financial statements, unless otherwise stated.

Subordinated liabilities

The liabilities in respect of the UK subordinated guaranteed bonds and Mutual Assurance Capital Securities plus the subordinated debt issued by the Canadian companies form part of covered business and has been deducted at market value within the EEV.

For non-covered business, no adjustment is made to the IFRS valuation of debt.

Foreign exchange

Embedded value and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rates. NBC and other profit and loss account items have been translated using average exchange rates. Gains and losses arising from foreign exchange differences on consolidation are presented separately within the EEV consolidated statement of recognised income and expense.

Details of the exchange rates applied are provided in Note 2.14.

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3 International Financial Reporting Standards (IFRS)

IFRS condensed consolidated income statement

	Notes	2007 £m	Restated 2006 £m
Revenue			
Net earned premium		3,646	3,963
Net investment return		5,803	10,862
Fee and commission income		593	521
Other income		71	86
Total net revenue		10,113	15,432
Expenses			
Net insurance benefits and claims		7,532	6,597
Net change in policyholder liabilities		(199)	5,638
Administrative expenses	3.3	2,297	2,286
Change in liability for third party interest in consolidated funds		(78)	116
Finance costs		122	114
Total expenses		9,674	14,751
Share of profits from associates and joint ventures		181	129
Profit before tax		620	810
Tax expense attributable to policyholders' returns	3.4	111	357
Profit before tax attributable to equity holders		509	453
Total tax expense	3.4	44	415
Less: Tax attributable to policyholders' returns	3.4	(111)	(357)
Tax (credit)/expense attributable to equity holders' profits	3.4	(67)	58
Profit for the year		576	395
Attributable to:			
Equity holders of Standard Life plc		465	283
Minority interest		111	112
		576	395
Earnings per share			
Basic (pence per share)	3.5	21.7	13.5
Diluted (pence per share)	3.5	21.4	13.0

Prior to the demutualisation of The Standard Life Assurance Company (SLAC) on 10 July 2006, the parent company of the Group was a mutual insurer and the results of the Group were attributable to participating policyholders. However, the format of the consolidated income statement for the year ended 31 December 2006 was aligned with that of an equity holder owned company. The impact of the presentation adopted for the consolidated income statement for the year ended 31 December 2006 on the results for the period 1 January 2006 to 10 July 2006 when the Group was a mutual insurer is explained in detail in Notes 3.1(b) and 3.14.

For an explanation of the restatement, see Note 3.1(c).

IFRS pro forma reconciliation of Group underlying profit to profit for the period

For the year ended 31 December 2007

	Notes	2007 £m	Period 10 July 2006 to 31 December 2006 £m
Underlying profit before tax attributable to equity holders of Standard Life plc			
Life & Pensions			
UK		395	110
Canada		168	100
Europe		63	51
Other		(12)	(7)
Total life and pensions		614	254
Investment management		83	37
Banking		32	21
Healthcare		13	13
Other		(28)	(35)
Underlying profit before tax attributable to equity holders' of Standard Life plc and adjusted items		714	290
Profit attributable to minority interest		111	60
Underlying profit before tax attributable to equity holders and adjusted items		825	350
Adjusted for the following items:			
Volatility arising on different asset and liability valuation bases		(302)	68
Impairment of intangibles		-	(5)
Restructuring and corporate transaction expenses		(31)	(12)
Profit on part disposal of joint venture		17	-
Profit before tax attributable to equity holders		509	401
Tax credit/(expense) attributable to:			
Underlying profit		11	(39)
Adjusted items		56	(19)
Total tax credit/(expense) attributable to equity holders' profits		67	(58)
Profit for the year/period	3.14	576	343

Prior to the demutualisation of SLAC on 10 July 2006, the results of the Group were attributable to participating policyholders and the parent company of the Group did not have equity holders. Therefore, the pro forma reconciliation of Group underlying profit to profit for the comparative period is only presented for the period from 10 July to 31 December 2006.

Underlying profit is calculated by adjusting the profit for the period for volatility that arises from different International Financial Reporting Standards (IFRS) measurement bases for liabilities and backing assets, volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IFRS, restructuring costs, significant corporate transaction expenses, impairment of intangibles and profit or loss arising on the disposal of a subsidiary, joint venture or associate. The Directors believe that, by eliminating this volatility from the equity holder profits, they are presenting a more meaningful indication of the underlying business performance of the Group.

IFRS condensed consolidated balance sheet

As at 31 December 2007

	Notes	2007 £m	Restated 2006 £m
Assets			
Intangible assets		69	60
Deferred acquisition costs		693	445
Investments in associates and joint ventures		4,146	3,627
Investment property		10,646	11,338
Property, plant and equipment		870	1,067
Reinsurance assets	3.8	476	740
Loans and receivables		13,056	12,021
Investment securities		102,304	97,224
Other assets		2,385	2,497
Cash and cash equivalents		9,335	6,436
Total assets		143,980	135,455
Equity			
Share capital	3.7	217	210
Share premium reserve		792	799
Retained earnings		776	298
Other reserves		1,497	1,571
Capital and reserves attributable to equity holders of Standard Life plc		3,282	2,878
Minority interest		391	307
Total equity		3,673	3,185
Liabilities			
Non-participating contract liabilities	3.8	79,742	71,133
Participating contract liabilities	3.8	37,888	39,996
Third party interest in consolidated funds		1,501	961
Borrowings	3.9	6,118	6,506
Subordinated liabilities		1,908	1,834
Deferred income		340	257
Income tax liabilities		732	883
Customer accounts related to banking activities and deposits by banks		6,080	5,071
Other liabilities		5,998	5,629
Total liabilities		140,307	132,270
Total equity and liabilities		143,980	135,455

IFRS consolidated statement of recognised income and expense

For the year ended 31 December 2007

	2007 £m	2006 £m
Fair value (losses)/gains on cash flow hedges	(6)	19
Actuarial losses on defined benefit pension schemes	(3)	(12)
Revaluation of land and buildings	(26)	66
Exchange differences on translating foreign operations	175	(214)
Equity movements transferred to the unallocated divisible surplus	(11)	1
Retained earnings arising on demutualisation	-	17
Aggregate policyholder tax effect of items not recognised in income statement	-	4
Aggregate equity holder tax effect of items not recognised in income statement	-	(8)
Other	-	4
Net income/(expense) not recognised in income statement	129	(123)
Profit for the year	576	395
Total recognised income for the year	705	272
Transfer from/(to) unallocated divisible surplus	-	45
	705	317
Attributable to:		
Equity holders of Standard Life plc	594	205
Minority interest	111	112
	705	317

The impact on the consolidated statement of recognised income and expense for the year ended 31 December 2006 of the presentation adopted for the consolidated income statement in that year for the period 1 January to 10 July 2006, when the parent company of the Group was a mutual insurer, is explained in Note 3.1(b).

Prior to the demutualisation of SLAC, the parent company of the Group did not have equity holders and therefore there are no amounts attributable to equity holders for the period from 1 January to 10 July 2006.

The movements in equity are summarised below:

	Notes	2007 £m	Period 10 July 2006 to 31 December 2006 £m
Equity at start of period		3,185	-
Minority interest			
Recognised prior to 10 July 2006		-	260
Change in the year/period		(27)	(13)
		(27)	247
Total recognised income for the year/period		705	265
Distributions to equity holders		(197)	-
Issue of share capital for cash, net of transaction costs	3.7	-	1,363
Issue of share capital other than in cash	3.7	7	146
Difference between fair value and book value of the Group at demutualisation		-	(2,065)
Merger relief on issue of demutualisation shares		-	3,214
Capitalisation of share premium account		(7)	-
Reserves credit for employee share-based payment schemes		12	15
Vested employee share-based payment scheme		(5)	-
Equity at 31 December		3,673	3,185

IFRS condensed consolidated cash flow statement

	Notes	2007 £m	Restated 2006 £m
Cash flows from operating activities			
Profit before tax		620	810
Non-cash movements from operating activities		47	(191)
Net increase in operating assets		(2,212)	(14,335)
Net decrease in operating liabilities		4,943	13,004
Change in unallocated divisible surplus		(247)	286
Taxation paid		(323)	(304)
Net cash flows from operating activities		2,828	(730)
Cash flows from investing activities			
Net acquisition of property, plant and equipment		(68)	(275)
Net investments in associates and joint ventures		(9)	(9)
Other		(17)	(36)
Net cash flows from investing activities		(94)	(320)
Cash flows from financing activities			
Proceeds from other borrowings		36	119
Repayment of other borrowings		(28)	(131)
Proceeds from issue of ordinary share capital, net of transaction costs	3.7	-	1,363
Consideration paid to eligible members in non – permitted countries		-	(59)
Capital contributions from minority interest		495	329
Interest paid		(134)	(134)
Distributions paid to minority interest		(31)	(14)
Ordinary dividends paid		(197)	-
Net cash flows from financing activities		141	1,473
Net increase in cash and cash equivalents		2,875	423
Cash and cash equivalents at the beginning of the year		6,194	5,808
Effects of exchange rate changes on cash and cash equivalents		51	(37)
Cash and cash equivalents at the end of the year		9,120	6,194
Supplemental disclosures on cash flow from operating activities			
Interest paid		630	628
Interest received		3,581	3,054
Dividends received		1,464	1,452
Rental income received on investment properties		615	634

The impact on the consolidated cash flow statement for the year ended 31 December 2006 of the presentation adopted for the consolidated income statement in that year for the period 1 January to 10 July 2006, when the parent company of the Group was a mutual insurer, is explained in Note 3.1(b).

Notes to the IFRS financial information

3.1 Accounting policies

(a) Basis of preparation

The preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Accounting Standards Board (IASB) as endorsed by the European Union (EU) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The accounting policies as set out in the Group's *Annual Report and Accounts* for the year ended 31 December 2007 have been applied in the preparation of this preliminary announcement.

(b) Presentation of the comparative primary statements

On 10 July 2006, The Standard Life Assurance Company (SLAC) demutualised and the shares of a new holding company for the Standard Life Group, Standard Life plc, were listed on the London Stock Exchange. As a result, the Group operated under two different operating models during the year ended 31 December 2006. For the period from 1 January to 10 July 2006, the parent company of the Group was a mutual insurer and for the period from 10 July to 31 December 2006, the Group was equity holder owned.

Prior to the demutualisation of SLAC, the results of the Group were attributable to participating policyholders and the balance on the consolidated income statement was transferred to the unallocated divisible surplus reflecting that the Group did not report a profit. However, the format of the consolidated income statement for the year ended 31 December 2006 was aligned with that of an equity owned company. The impact of the presentation adopted for the consolidated income statement for the year ended 31 December 2006 is described in Note 3.14.

The consolidated statement of recognised income and expense was revised in line with the consolidated income statement in 2006. As a result of the revision, for the period from 1 January to 10 July 2006, the 'Total recognised income for the period' represents an amalgamation of the 'Net income/(expense) not recognised in the income statement' and the 'increase in net assets attributable to minority interest'.

The consolidated cash flow statement was revised in line with the consolidated income statement in 2006, showing 'Profit before tax' and adjusting for the transfers to/from unallocated divisible surplus for the period from 1 January to 10 July 2006 through the 'Change in unallocated divisible surplus' in the reconciliation to 'Net cash flows from operating activities'.

(c) Restatement for gross up of cash collateral received

During 2007 it was identified that IAS 39 *Financial Instruments: Recognition and Measurement* requires that certain cash collateral transactions resulting from stock lending arrangements should have been historically recognised on the balance sheet, with a corresponding obligation to return this collateral, instead of showing a net nil position. As a result, the lines affected in the 2006 financial statements have been restated, therefore the figures for cash and cash equivalents and investments in associates and joint ventures have been increased by £2,474m and £390m respectively and other liabilities have been increased by a corresponding amount of £2,864m. In addition, the investment return generated on the reinvestment of these assets and the associated expenses had previously been offset in the income statement. The 2006 comparative figures have therefore been restated in order to report separately interest income and share of profits from associates and joint ventures (increased by £83m and £12m respectively) together with the related expenses (increased by £95m).

This adjustment has not had any impact on the profit for the year, underlying profit or earnings per share in 2006, nor retained earnings, net assets or equity at 31 December 2006.

(d) Preliminary announcement

The preliminary announcement for the year ended 31 December 2007 does not constitute statutory accounts as defined in Section 240 of the UK Companies Act 1985. PricewaterhouseCoopers LLP have audited the consolidated statutory accounts for the Group for the years ended 31 December 2006 and 31 December 2007 and their reports were unqualified and did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985. The Group's consolidated statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies. The Group's *Annual Report and Accounts* for the year ended 31 December 2007 will be available from 4 April 2008.

3.2 Segmental analysis

(a) Primary reporting format – business segments

The Group is managed and organised into five (2006: five) reportable business segments:

Life and pensions

Life and pensions offers a broad range of pensions, protection, savings and investment products to individual and corporate customers. Within these product classes are executive and group pension products, pooled pension funds and income protection products.

Healthcare

Healthcare primarily provides insurance cover to customers for medical expenses, accident and sickness.

Investment management

Investment management provides a range of investment products for individuals and institutional customers through a number of different investment vehicles such as mutual funds, limited partnerships and investment trusts. Asset classes offered via these vehicles include equities, bonds, cash and property. Segregated investment mandates are also provided to large investors. Investment management services are provided to other business segments.

Banking

Banking offers a range of retail mortgage and deposit products via online and telephone operations.

Other

Other primarily comprises the Group corporate centre and shared service centre. Prior to 10 July 2006, these costs were borne by the life and pensions segment.

3.2 Segmental analysis *continued*

(a) Primary reporting format – business segments *continued*

(i) Segmental income statement

12 months to 31 December 2007	Life and pensions £m	Healthcare £m	Investment management £m	Banking £m	Other £m	Elimination £m	Total £m
Revenue from external customers							
Net earned premium	3,377	264	5	-	-	-	3,646
Net investment return	5,068	-	27	699	9	-	5,803
Other segment income	545	3	106	7	3	-	664
Total revenue from external customers	**8,990**	**267**	**138**	**706**	**12**	**-**	**10,113**
Inter-segment revenue	7	-	149	1	453	(610)	-
Total segment revenue	**8,997**	**267**	**287**	**707**	**465**	**(610)**	**10,113**
Expenses							
Segment expenses	8,451	269	192	689	543	(592)	9,552
Finance costs	114	-	1	25	-	(18)	122
Total segment expenses	**8,565**	**269**	**193**	**714**	**543**	**(610)**	**9,674**
Share of profits from associates and joint ventures	161	10	6	-	4	-	181
Segment result for the year	**593**	**8**	**100**	**(7)**	**(74)**	**-**	**620**
Tax expense attributable to policyholders' returns							111
Tax credit attributable to equity holders' profits							(67)
Profit for the year							**576**
Other items included in the income statement are:							
Impairment losses recognised	16	-	-	-	-	-	16
Impairment losses reversed	-	-	-	-	-	-	-
Amortisation of intangible assets	8	-	-	-	-	-	8
Amortisation of deferred acquisition costs	99	34	2	-	-	-	135
Depreciation of property, plant and equipment	3	1	-	-	5	-	9

3.2 Segmental analysis *continued*

(a) Primary reporting format – business segments *continued*

(i) Segmental income statement *continued*

The Heritage With Profits Fund (HWPF) was established as part of the demutualisation transaction on 10 July 2006. The Scheme of Demutualisation (the Scheme) provides that certain recourse cash flows arising in the HWPF on specified blocks of UK and Irish business may be transferred out of that fund and thus accrue to the ultimate benefit of equity holders in the Company. Under the Scheme such transfers are subject to constraints to protect policyholders. If the recourse cash flows result in a negative amount, then the shareholder fund will make a transfer to the HWPF of at least the negative amount. The Scheme also provides for additional expenses to be charged by the Proprietary Business Fund (PBF) to the HWPF in respect of German branch business.

The expected future value of the defined cash flows on UK and Irish participating contracts is recognised as a reduction in the measurement of participating contract liabilities or in the unallocated divisible surplus. As these recourse cash flows arise they are no longer included in the measurement of participating contract liabilities or the unallocated divisible surplus and thus contribute to equity holder profit.

The expected future value of the recourse cash flows on UK and Irish non-participating contracts is not recognised either in the measurement of non-participating liabilities or in the unallocated divisible surplus. For regulatory reporting purposes the realistic valuation includes an adjustment to reflect the expected future value of cash flows due to equity holders. This is excluded from the IFRS valuation. As these defined cash flows arise they contribute to equity holder profit.

The expected future value of the additional expenses to be charged on German unitised with profits contracts is recognised as a liability within the unallocated divisible surplus. As these additional expenses are charged they are no longer included in the measurement of the unallocated divisible surplus and thus contribute to equity holder profit.

From 10 July 2006 new UK business has been written in the PBF and equity holder profits recognised on an earned basis. Any with profits element is transferred to the appropriate with profit fund.

In the year ended 31 December 2007 the recourse cash flows resulted in a positive amount, the transfer of which out of the HWPF was not subject to any constraint.

The life and pensions segment profit comprises the following:

	2007 £m	2006 £m
Recourse cash flows arising on UK and Irish unitised contracts	378	116
Recourse cash flows arising on UK and Irish non-unitised contracts	296	42
Additional expenses charged on German unitised with profits contracts	59	51
Transfer out of HWPF	733	209
Life and pension operations outside the HWPF	(140)	362
Profit before tax in the year/period 10 July to 31 December	593	571
Result attributable to period 1 January to 10 July 2006	-	172
Life and pensions segment result for the year	593	743

Life and pensions operations outside the HWPF include the one off charge of £144m in relation to the implementation of the Canadian Institute of Chartered Accountants (CICA) Handbook s3855 *Financial Instruments – Recognition and Measurement* by the Canadian life and pensions operation (see Note 3.8). In addition, the life and pensions segment includes the impact of volatility that arises from different IFRS measurement bases for liabilities and backing assets. The underlying results of the life and pension segment excluding this volatility is shown in the pro forma reconciliation of Group underlying profit to profit for the period.

In addition, the life and pensions segment result is shown before deduction of tax attributable to policyholders' returns of £111m (2006: £357m).

During 2007, the Group adopted the relaxation of reserving requirements for non-participating insurance contracts set out in the FSA's policy statement PS06/14 (Prudential changes for insurers). This resulted in an increase in the recourse cash flows in 2007 of £138m.

3.2 Segmental analysis *continued*

(a) Primary reporting format – business segments *continued*

(i) Segmental income statement *continued*

Restated 12 months to 31 December 2006	Life and pensions £m	Healthcare £m	Investment management £m	Banking £m	Other £m	Elimination £m	Total £m
Revenue from external customers							
Net earned premium	3,714	244	5	-	-	-	3,963
Net investment return	10,148	1	8	693	12	-	10,862
Other segment income	462	2	120	11	12	-	607
Total revenue from external customers	**14,324**	**247**	**133**	**704**	**24**	**-**	**15,432**
Inter-segment revenue	11	-	122	1	610	(744)	-
Total segment revenue	**14,335**	**247**	**255**	**705**	**634**	**(744)**	**15,432**
Expenses							
Segment expenses	13,610	255	210	629	675	(742)	14,637
Finance costs	98	-	-	18	-	(2)	114
Total segment expenses	**13,708**	**255**	**210**	**647**	**675**	**(744)**	**14,751**
Share of profits from associates and joint ventures	116	7	4	-	2	-	129
Segment result for the year	**743**	**(1)**	**49**	**58**	**(39)**	**-**	**810**
Tax expense attributable to policyholders' returns							357
Tax expense attributable to equity holders' profits							58
Profit for the year							**395**
Other items included in the income statement are:							
Impairment losses recognised	2	8	-	6	-	-	16
Impairment losses reversed	(11)	-	-	-	-	-	(11)
Amortisation of intangible assets	6	-	-	-	-	-	6
Amortisation of deferred acquisition costs	50	31	2	-	-	-	83
Depreciation of property, plant and equipment	3	-	-	-	12	-	15

The consolidated income statement presentation for the year ended 31 December 2006 was aligned with that of an equity owned company as described in Notes 3.1(b) and 3.14. An impact of this presentation was that the amounts included in 'Transfer to the unallocated divisible surplus' for the period from 1 January to 10 July 2006 were reported in 'Change in unallocated divisible surplus' within 'Total expenses' and are therefore included in 'Segment expenses'. For the period from 1 January to 10 July 2006 'Increase in net assets attributable to minority interest' was included below the 'Result before tax' and in the revised income statement presentation these are reported in 'Profit before tax attributable to equity holders' which appears above the 'Profit for the year'.

There are legal restrictions surrounding the holding of shares by occupational pension scheme trustees. Therefore, on demutualisation of The Standard Life Assurance Company, the shares to which the pension scheme members were entitled were sold as part of the Institutional Offer. The cash raised on the sale of the shares was subsequently remitted to the Group and used to enhance benefits under the policies. £224m is included in the net earned premium in 2006 in respect of the proceeds raised from the sale of these shares.

3.2 Segmental analysis *continued*

(a) Primary reporting format – business segments *continued*

(ii) Segmental balance sheet

At 31 December 2007	Life and pensions £m	Healthcare £m	Investment management £m	Banking £m	Other £m	Elimination £m	Total £m
Assets							
Segment assets	126,460	186	313	13,226	435	(977)	139,643
Investments in associates and joint ventures	3,740	106	45	-	255	-	4,146
Total segment assets	**130,200**	**292**	**358**	**13,226**	**690**	**(977)**	**143,789**
Unallocated assets							191
Total assets							**143,980**
Liabilities							
Segment liabilities	127,016	203	210	12,917	204	(975)	139,575
Total segment liabilities	**127,016**	**203**	**210**	**12,917**	**204**	**(975)**	**139,575**
Unallocated liabilities							732
Total liabilities							**140,307**
Equity							
Share capital and reserves							3,282
Minority interest							391
Total equity							**3,673**
Total equity and liabilities							**143,980**
Capital expenditure incurred during the year on:							
Intangible assets	10	6	-	1	-	-	17
Deferred acquisition costs	331	34	-	-	-	-	365
Property, plant and equipment	216	-	-	-	17	-	233

3.2 Segmental analysis *continued*

(a) Primary reporting format – business segments *continued*

(ii) Segmental balance sheet *continued*

Restated At 31 December 2006	Life and pensions £m	Healthcare £m	Investment management £m	Banking £m	Other £m	Elimination £m	Total £m
Assets							
Segment assets	118,964	179	457	12,116	454	(403)	131,767
Investments in associates and joint ventures	3,155	165	43	-	264	-	3,627
Total segment assets	**122,119**	**344**	**500**	**12,116**	**718**	**(403)**	**135,394**
Unallocated assets							61
Total assets							**135,455**
Liabilities							
Segment liabilities	119,313	194	351	11,745	187	(402)	131,388
Total segment liabilities	**119,313**	**194**	**351**	**11,745**	**187**	**(402)**	**131,388**
Unallocated liabilities							882
Total liabilities							**132,270**
Equity							
Share capital and reserves							2,878
Minority interest							307
Total equity							**3,185**
Total equity and liabilities							**135,455**
Capital expenditure incurred during the year on:							
Intangible assets	9	25	-	2	-	-	36
Deferred acquisition costs	210	34	2	-	-	-	246
Property, plant and equipment	274	1	-	-	10	(4)	281

3.2 Segmental analysis *continued*

(b) Secondary reporting format – geographical segments

The geographical segments are the United Kingdom, Canada and International operations, which includes all other geographic regions.

Revenues are allocated based on the country in which the contracts are issued, or products are sold. Total assets and capital expenditure are allocated based on where the contracts or products to which they relate are issued or sold.

At 31 December 2007	Segment revenue from external customers £m	Segment assets £m	Capital expenditure on intangible assets, deferred acquisition costs and property, plant and equipment £m
United Kingdom	7,926	121,588	485
Canada	1,453	15,849	15
International	734	6,352	115
Unallocated items	-	191	-
Total	**10,113**	**143,980**	**615**
Restated at 31 December 2006			
United Kingdom	12,071	116,658	500
Canada	2,361	13,271	19
International	1,000	5,341	44
Unallocated items	-	185	-
Total	**15,432**	**135,455**	**563**

3.3 Administrative expenses

	2007 £m	Restated 2006 £m
Commission expenses	**503**	493
Interest expenses	**663**	558
Staff costs and other employee related costs	**566**	599
Restructuring and corporate transaction expenses	**31**	100
Other administrative expenses	**534**	536
Total administrative expenses	**2,297**	**2,286**

Included within administrative expenses are restructuring expenses of £31m (2006: £100m). The £31m expense in 2007 includes £18m relating to the proposed acquisition of Resolution plc, £9m relating to the Group's Continuous Improvement Programme – mainly in relation to redundancy and consultancy costs – and £4m (2006: £13m) was incurred in relation to restructuring costs incurred by Standard Life Healthcare Limited (Standard Life Healthcare) following its acquisition in 2006 of the private medical insurance business of FirstAssist. During 2006, £80m was incurred in association with work undertaken in respect of demutualisation and flotation.

3.4 Tax expense

The income tax expense is attributed as follows:

	2007	2006
	£m	£m
Income tax expense attributable to policyholders' returns	111	357
Income tax (credit)/expense attributable to equity holders' profits	(67)	58
	44	415

The share of tax of associates and joint ventures is £4m (2006: £2m) and is included above the line 'Profit before tax' in the consolidated income statement in 'Share of profits from associates and joint ventures'.

For the year ended 31 December 2007 an amount of £(16)m of income tax expense calculated at policyholder tax rates which is attributable to equity holders' profits has been included in 'Income tax expense attributable to equity holders' profits'. In the prior year income tax expense calculated at policyholder tax rates attributable to equity holders' profits was included in 'Income tax expense attributable to policyholders' returns'.

The total income tax expense is split as follows:

	2007	2006
	£m	£m
Current tax:		
United Kingdom	295	219
Double tax relief	(41)	(5)
Canada and international	22	53
Adjustment to tax credit in respect of prior years	(3)	(13)
Total current tax	273	254
Deferred tax:		
Deferred tax (credit)/expense arising from the current period	(229)	161
Total deferred tax	(229)	161
Total income tax expense	44	415
Attributable to equity holders' profits	(67)	58

3.5 Earnings per share

(a) Basic earnings per share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the weighted average number of shares in issue less the weighted average number of shares owned by employee share trusts that have not vested unconditionally in employees.

	Year ended 31 December 2007	Period 10 July 2006 to 31 December 2006
Profit attributable to equity holders of Standard Life plc (£m)	465	283
Weighted average number of ordinary shares in issue (millions)	2,138	2,102
Basic earnings per share (pence per share)	21.7	13.5

3.5 Earnings per share *continued*

(b) Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has one category of dilutive potential ordinary shares – share awards and share options awarded to employees. The Group had another category of dilutive ordinary shares during the period 10 July 2006 to 9 July 2007 – the bonus shares committed to at the time of the demutualisation of The Standard Life Assurance Company and flotation of the Company.

For share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.

As part of the offer on the flotation of the Company, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who held such shares for a continuous period of one year, were eligible to receive, at the end of that one year period, one bonus share for every 20 shares retained. The number of bonus shares included as dilutive potential shares for the period 10 July 2006 to 9 July 2007 is based on the actual number issued on 10 July 2007.

	Year ended 31 December 2007	Period 10 July 2006 to 31 December 2006
Profit attributable to equity holders of Standard Life plc (£m)	465	283
Weighted average number of ordinary shares for diluted earnings per share (millions)	2,177	2,173
Diluted earnings per share (pence per share)	**21.4**	**13.0**

The dilutive effect of share awards and options included in the weighted average number of ordinary shares above was 3m (2006: 2m). The effect of these dilutive potential ordinary shares did not impact the profit attributable to equity holders of the Company.

The dilutive effect of the bonus shares included in the weighted average number of ordinary shares above was 36m (2006: 69m).

(c) Alternative earnings per share

Earnings per share is also calculated based on the underlying profit before tax and certain non-operating items after tax as well as on the profit attributable to equity holders. The Directors believe that earnings per share based on underlying profit figure provides a better indication of operating performance.

	Year ended 31 December 2007 £m	Year ended 31 December 2007 Per share p	Period 10 July 2006 to 31 December 2006 £m	Period 10 July 2006 to 31 December 2006 Per share p
Underlying profit before tax attributable to equity holders	**825**	**38.6**	350	16.7
Volatility arising on different asset and liability valuation bases	(302)	(14.1)	68	3.2
Impairment of intangibles	-	-	(5)	(0.2)
Restructuring and corporate transaction expenses	(31)	(1.4)	(12)	(0.6)
Profit on part disposal of joint venture	17	0.7	-	-
Profit before tax attributable to equity holders	**509**	**23.8**	401	19.1
Tax credit/(expense) attributable to:				
Underlying profit	11	0.5	(39)	(1.8)
Adjusted items	56	2.6	(19)	(0.9)
Profit attributable to minority interest	(111)	(5.2)	(60)	(2.9)
Profit attributable to equity holders of Standard Life plc	**465**	**21.7**	283	13.5

3.6 Dividends

The Company paid a final dividend of £114m in respect of the period 10 July to 31 December 2006 on 31 May 2007 and an interim dividend of £83m in respect of the year ended 31 December 2007 on 30 November 2007.

Subsequent to 31 December 2007, the Directors have proposed a dividend for the year ended 31 December 2007 of 7.7 pence per ordinary share, £167m in total. The dividend will be paid on 30 May 2008, subject to approval at the Annual General Meeting on 19 May 2008. This dividend will be recorded as an appropriation of retained earnings in the financial statements for the year ended 31 December 2008.

3.7 Share capital

(a) Authorised share capital

The authorised share capital of the Company at the year end was:

	2007 Number	2007 £m	2006 Number	2006 £m
Ordinary shares of £0.10 each	3,000,000,000	300	3,000,000,000	300
Redeemable preference shares of £1 each	50,000	-	50,000	-

(b) Issued share capital

The movement in the issued share capital of the Company during the year was:

	2007 Number	2007 £m	2006 Number	2006 £m
At start of period[1]	**2,106,070,469**	**210**	30	-
Demutualisation shares	**59,432**	**-**	1,463,516,990	146
Shares issued for cash on Initial Public Offering	**-**	**-**	556,944,945	56
Shares in respect of over-allotment provision	**-**	**-**	83,541,742	8
Shares issued in respect of employee share plans	**518,200**	**-**	2,066,762	-
Shares issued in respect of bonus issue	**67,429,005**	**7**	-	-
At end of period	**2,174,077,106**	**217**	2,106,070,469	210

[1] At 1 January 2006, the Company had allotted and issued share capital of 2 £1 ordinary shares. On 10 May 2006, each of the 2 issued ordinary shares was subdivided into 10 £0.10 ordinary shares. An additional 10 ordinary shares of £0.10 each were issued on the same date at par for cash.

The Scheme of Demutualisation sets a ten year limit for those eligible members of The Standard Life Assurance Company (SLAC) who were not allocated shares at the date of demutualisation to claim their entitlements. During the year ended 31 December 2007, a further 59,432 ordinary shares were issued to eligible members in respect of their demutualisation entitlements.

The Group operates share incentive plans, allowing employees the opportunity to buy shares from their salary each month. The maximum purchase that an employee can make in any one year is £1,500. The Group offers to match the first £25 of shares bought each month. During the year ended 31 December 2007, the Group allotted 518,200 ordinary shares to its employees under the share incentive plans.

As part of the offer on the demutualisation of SLAC and flotation of Standard Life plc, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who retained their shares for a continuous period of one year from 10 July 2006 were entitled to one bonus share for every 20 shares. The Company allotted 67,429,005 shares in respect of the bonus issue. Shareholders who are entitled to bonus shares but were not allocated shares on 10 July 2007 have three years from 10 July 2007 to claim their entitlements.

All ordinary shares in issue in the Company rank pari passu and carry the same voting rights and the rights to receive dividends and other distributions declared or paid by the Company.

The Company issued 50,000 £1 redeemable preference shares on 10 May 2006. The preference shares were redeemable on 31 August 2007, but the Company had the option to redeem the shares prior to this date at its own discretion. The Company exercised this right on 13 July 2006. The preference shareholders were entitled to a dividend of 1% on the nominal value of the shares. However, the preference shareholders waived their right to this dividend.

3.8 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets

	Notes	2007 £m	2006 £m
Non-participating contract liabilities			
Non-participating insurance contracts	3.8(a)	**20,980**	20,202
Non-participating investment contracts	3.8(c)	**58,762**	50,931
		79,742	71,133
Participating contract liabilities			
Participating insurance contracts	3.8(a)	**19,446**	20,225
Participating investment contracts	3.8(a)	**17,491**	18,563
Unallocated divisible surplus		**951**	1,208
		37,888	39,996

Non-participating insurance contracts include £161m (2006: £152m) relating to Standard Life Healthcare and £3m (2006: £3m) relating to general insurance, conventional term assurances (Lifetime Protection Series), life contingent annuities, Perspecta Universal Life in Canada, and a small amount of linked Homeplan business.

The Heritage With Profits Fund (HWPF) was established as part of the demutualisation transaction on 10 July 2006. Under the Scheme of Demutualisation (the Scheme) certain non-participating contracts were transferred to the HWPF. The present value of future profits (PVFP) on these non-participating contracts can be apportioned between the component related to contracts whose future cash flows under the Scheme are expected to be transferred out of the HWPF to equity holders, and the component related to contracts whose future cash flows will remain in the HWPF to be applied either to meet amounts that may be charged to the HWPF under the Scheme or distributed over time as enhancements to final bonuses payable on the remaining polices invested in the fund.

These components are deducted in arriving at the amount of participating contract liabilities and unallocated divisible surplus (UDS) as follows:

	2007 £m	2006 £m
Participating contract liabilities before apportionment	**37,117**	38,950
Non-participating PVFP deducted	**(180)**	(162)
	36,937	38,788
Participating insurance contracts	**19,446**	20,225
Participating investment contracts	**17,491**	18,563
Participating contract liabilities after apportionment	**36,937**	**38,788**
Unallocated divisible surplus before apportionment	**2,373**	2,968
Non-participating PVFP deducted	**(1,422)**	(1,760)
Unallocated divisible surplus after apportionment	**951**	**1,208**

3.8 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

(a) Insurance contract liabilities, participating investment contracts and reinsurance assets

The movement in insurance contract liabilities, participating investment contracts and reinsurance assets during 2007 was as follows:

	Participating insurance contract liabilities £m	Non-participating insurance contract liabilities £m	Participating investment contract liabilities £m	Total insurance and participating contracts £m	Reinsurers' share of liabilities (reinsurance asset) £m	Net 2007 £m
At 1 January 2007	**20,225**	**20,202**	**18,563**	**58,990**	**(740)**	**58,250**
Expected change	(480)	(332)	(731)	(1,543)	2	(1,541)
Methodology/modelling changes	(72)	(29)	38	(63)	5	(58)
Effect of changes in:						
Economic assumptions	(60)	(94)	74	(80)	(9)	(89)
Non-economic assumptions	87	(267)	69	(111)	318	207
Effect of:						
Economic experience	(2)	42	(37)	3	(5)	(2)
Non-economic experience	(623)	(290)	(728)	(1,641)	5	(1,636)
New business	60	885	154	1,099	(5)	1,094
Total change in contract liabilities	**(1,090)**	**(85)**	**(1,161)**	**(2,336)**	**311**	**(2,025)**
Foreign exchange adjustment	311	858	89	1,258	(47)	1,211
Change in Unearned Premium Reserve	-	5	-	5	-	5
At 31 December 2007	**19,446**	**20,980**	**17,491**	**57,917**	**(476)**	**57,441**

Following demutualisation it is necessary to recognise within the participating liabilities the residual estate in the HWPF as a liability since this will in due course be distributed to existing HWPF policyholders if it is not otherwise required to meet liabilities chargeable to the HWPF in accordance with the Scheme. The movement for the year therefore includes the movement in the residual estate.

There have been a number of changes in methodology in the year including those due to changes in regulation as follows:

The method applied to determine the insurance contract liabilities for the Canadian business is based on Canadian accounting and regulatory valuation principles. Canadian regulations set the value of policy liabilities for each business segment equal to the value of a selected group of assets which are projected to be sufficient to meet all expected policy liabilities when due. Prior to 1 January 2007, under Canadian Generally Accepted Accounting Principles (GAAP), bonds were measured at amortised cost and equities at move-to-market value (Canadian book value). As the Group's policy under IFRS for measurement of investment securities is fair value through profit or loss an adjustment was made to the insurance contract liabilities (calculated under Canadian valuation principles) to reflect the impact of the different measurement basis for the investment securities backing insurance contracts. The fair value adjustment made to the insurance contract liabilities was determined for each business segment using a ratio based on total investment securities backing all Canadian policy liabilities (i.e. insurance and investment contracts).

3.8 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

(a) Insurance contract liabilities, participating investment contracts and reinsurance assets *continued*

On 1 January 2007, Section 3855 *Financial Instruments – Recognition and Measurement* of the Canadian Institute of Chartered Accountants Handbook became effective, which changed the measurement basis of investment securities under Canadian GAAP from Canadian book value to fair value. The adoption of s3855 resulted in a reconsideration of the allocation of the fair value adjustment in respect of investment securities between insurance and investment contracts. As a result, insurance contract liabilities (net of reinsurance) have increased by £119m compared to 31 December 2006. As non unit linked investment contract liabilities are measured at amortised cost there has not been a corresponding reduction in their value. In addition, a related deferred tax adjustment increased liabilities by £25m.

The relaxations to reserving requirements for non-participating insurance contracts set out in the FSA's policy statement PS06/14 have all been adopted during 2007. These relaxations cover the introduction of prudent lapse allowances where appropriate and the inclusion (where appropriate) of negative liabilities which would have previously been recognised at a zero value, which have both been adopted for certain term assurance contracts. They also cover changes to the attribution of expense allowances when calculating sterling reserves for unitised business.

Non-economic experience changes in the year primarily represents higher than expected claims (in particular surrenders and lapses).

The impact of non-economic assumption changes has been primarily driven by changes in the mortality assumptions used by the Group including changes throughout the Group to annuity assumptions to reflect an expectation of increasing longevity which have increased non-participating insurance contract liabilities by £140m. In addition, a change to assurance mortality in Canada reflects an expectation of increasing mortality improvements. Although this reduces the gross non-participating liabilities by approximately £190m there is a consequential impact on reinsurance which leads to a minimal increase in liabilities net of reinsurance.

3.8 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

(a) Insurance contract liabilities, participating investment contracts and reinsurance assets *continued*

The movement in insurance contract liabilities, participating investment contract liabilities and reinsurance assets during 2006 was as follows:

	Participating insurance contract liabilities £m	Non-participating insurance contract liabilities £m	Participating investment contract liabilities £m	Total insurance and participating contracts £m	Reinsurers share of liabilities (reinsurance asset) £m	Net 2006 £m
At 1 January 2006	**19,633**	**21,158**	**18,076**	**58,867**	**(779)**	**58,088**
Expected change	(105)	(119)	(303)	(527)	(16)	(543)
Methodology/modelling changes	237	9	89	335	-	335
Effect of changes in:						
Economic assumptions	(245)	(691)	(238)	(1,174)	18	(1,156)
Non-economic assumptions	(22)	-	11	(11)	-	(11)
Effect of:						
Economic experience	(89)	(95)	(33)	(217)	(6)	(223)
Non-economic experience	230	(178)	595	647	(10)	637
New business	1	450	44	495	(14)	481
Total change in contract liabilities	**7**	**(624)**	**165**	**(452)**	**(28)**	**(480)**
Foreign exchange adjustment	-	(135)	6	(129)	11	(118)
Change in Unearned Premium Reserve*	-	68	-	68	-	68
At 10 July 2006 – before demutualisation	**19,640**	**20,467**	**18,247**	**58,354**	**(796)**	**57,558**
Demutualisation	450	4	339	793	-	793
At 10 July 2006 – after demutualisation	**20,090**	**20,471**	**18,586**	**59,147**	**(796)**	**58,351**
Expected change	(197)	(129)	(423)	(749)	26	(723)
Benefit enhancements	-	-	224	224	-	224
Methodology/modelling changes	(57)	99	(9)	33	-	33
Effect of changes in:						
Economic assumptions	33	(100)	40	(27)	(4)	(31)
Non-economic assumptions	71	(50)	46	67	-	67
Effect of:						
Economic experience	979	323	650	1,952	(17)	1,935
Non-economic experience	(609)	(300)	(573)	(1,482)	10	(1,472)
New business	24	475	54	553	(3)	550
Total change in contract liabilities	**244**	**318**	**9**	**571**	**12**	**583**
Foreign exchange adjustment	(109)	(556)	(32)	(697)	44	(653)
Change in Unearned Premium Reserve	-	(31)	-	(31)	-	(31)
At 31 December 2006	**20,225**	**20,202**	**18,563**	**58,990**	**(740)**	**58,250**

* Change in Unearned Premium Reserve included liabilities acquired in relation to the private medical insurance business of FirstAssist.

The table above has been split to show the movements for the period from 1 January 2006 to demutualisation at 10 July 2006 and the period from demutualisation to 31 December 2006.

3.8 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

(a) Insurance contract liabilities, participating investment contracts and reinsurance assets *continued*

The primary role of the residual estate, as set out in paragraph 4.1 of schedule 1 of the Scheme, is to ensure a prudent amount is retained in the HWPF in respect of any amounts which may be charged to the HWPF in accordance with the Scheme. To the extent that the board of Standard Life Assurance Limited (SLAL) is satisfied that the residual estate exceeds that required to meet its primary role, the excess residual estate shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonus payable on the remaining HWPF with profits policies. Therefore it is necessary to recognise the residual estate of the HWPF as part of the participating liabilities. The movement tables above therefore include the movements in this residual estate post-demutualisation.

Non-economic experience changes in the year primarily represent lower than expected claims (including deaths, surrenders, maturities and lapses).

Economic experience changes in the year reflect higher than anticipated investment returns during the year.

(b) Present value of future profits on non-participating contracts

Following demutualisation on 10 July 2006, the present value of future profits on non-participating contracts can be apportioned between participating contract liabilities and the UDS. Therefore, from that date the present value of future profits on non-participating contracts is not shown separately.

The change in the present value of future profits on non-participating contracts during 2006 was as follows:

	2006 £m
At 1 January 2006	**1,528**
Expected change, including unwind of discount	(43)
Methodology/modelling changes	77
Effect of changes in economic and non-economic assumptions	(15)
Effect of economic and non-economic experience	(4)
New business	165
At 10 July 2006 – before demutualisation	**1,708**
Demutualisation	(1,708)
At 10 July 2006 – after demutualisation	-

3.8 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

(c) Non-participating investment contract liabilities

The change in non-participating investment contract liabilities was as follows:

	2007 £m
At 1 January 2007	**50,931**
Contributions	**11,517**
Initial charges and reduced allocations	**(67)**
Account balances paid on surrender and other terminations in the year	**(6,685)**
Investment return credited and related benefits	**2,073**
Foreign exchange adjustment	**1,333**
Recurring management charges	**(344)**
Other	**4**
At 31 December 2007	**58,762**

	2006 £m
At 1 January 2006	40,929
Contributions	4,960
Initial charges and reduced allocations	(5)
Account balances paid on surrender and other terminations in the year	(2,355)
Investment return credited and related benefits	1,693
Foreign exchange adjustment	(187)
Recurring management charges	(126)
Other	3
At 10 July 2006	**44,912**
Contributions	6,057
Initial charges and reduced allocations	16
Account balances paid on surrender and other terminations in the year	(3,024)
Investment return credited and related benefits	3,851
Foreign exchange adjustment	(817)
Recurring management charges	(151)
Other	87
At 31 December 2006	**50,931**

3.9 Borrowings

	2007 £m	2006 £m
Certificates of deposit, commercial paper and medium term notes	1,843	1,812
Securitisations – mortgage backed floating rate notes	3,983	4,383
Bank overdrafts	215	242
Other	77	69
Total borrowings	**6,118**	**6,506**

(a) Certificates of deposit, commercial paper and medium term notes

The Group has issued certificates of deposit through its subsidiary Standard Life Bank Limited (Standard Life Bank). The Group has also issued commercial paper and medium term notes through Standard Life Funding B.V. a wholly owned subsidiary of Standard Life Bank. Standard Life Bank has guaranteed the liabilities of its subsidiary in relation to the issuance of this debt. The guarantee is in respect of notes issued and is for a maximum of US$2bn and €4bn in relation to the US commercial paper and Euro commercial paper programmes respectively, and €4bn in respect of the medium term note programme. This guarantee is considered a financial guarantee contract under the revised IAS 39 *Financial Instruments: Recognition and Measurement* and is initially recognised at fair value. The fair value at 31 December 2007 is £nil (2006: £nil).

	Average interest rates		Carrying amount	
	2007 %	2006 %	2007 £m	2006 £m
Due within 1 year				
Standard Life Bank certificates of deposit – GBP	6.28%	5.04%	989	734
Standard Life Bank certificates of deposit – USD	-	5.31%	-	52
Standard Life Bank certificates of deposit – EUR	4.77%	2.89%	60	10
Standard Life Funding B.V. commercial paper – GBP	6.61%	5.20%	240	20
Standard Life Funding B.V. commercial paper – USD	5.51%	5.45%	139	354
Standard Life Funding B.V. commercial paper – EUR	4.99%	3.65%	313	540
Standard Life Funding B.V. medium term notes – GBP	6.56%	5.39%	9	3
			1,750	1,713
Due between 1 and 5 years				
Standard Life Bank certificates of deposit – GBP	-	4.97%	-	6
Standard Life Funding B.V. medium term notes – GBP	6.38%	5.43%	4	12
			4	18
Due after 5 years				
Standard Life Funding B.V. medium term notes – EUR	5.03%	3.89%	89	81
			89	81
Total certificate of deposits, commercial paper and medium term notes			**1,843**	**1,812**

The carrying amounts disclosed above reasonably approximate the fair values as at the year end.

3.9 Borrowings *continued*

(b) Securitisations – mortgage backed floating rate notes

Loans are issued by the Group, which are subject to securitisations. Under this arrangement, the beneficial interest in these mortgages is transferred to special purpose entities. The issue of mortgage backed floating rate notes by the special purpose entities (SPEs) funded the purchase of the mortgages.

Although the Group does not directly or indirectly own any of the share capital of the SPEs, the nature of these entities, which are in substance controlled by the Group, means that the Group retains substantially all of the risks and rewards of the securitised mortgages.

The Group is not obliged to support any losses suffered by the note holders and does not intend to provide such support. The notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective special purpose entities including funds due from customers in respect of the securitised mortgages, are sufficient and that note holders have no recourse whatsoever to the Group. This has been clearly stated in the legal agreements with note holders.

The mortgage backed floating rate notes at year end are as follows:

	Average interest rates		Carrying amount	
	2007	2006	2007	2006
	%	%	£m	£m
Lothian Mortgages No. 1 plc – USD – Maturity 2017	**5.49%**	5.78%	**79**	129
Lothian Mortgages No. 1 plc – GBP – Maturity 2035	**6.85%**	5.68%	**572**	570
Lothian Mortgages No. 2 plc – GBP – Maturity 2038	**6.69%**	5.50%	**202**	202
Lothian Mortgages No. 2 plc – USD – Maturity 2038	**5.53%**	5.73%	**34**	155
Lothian Mortgages No. 2 plc – EUR – Maturity 2038	**5.10%**	3.95%	**559**	510
Lothian Mortgages No. 3 plc – USD – Maturity 2019	**5.36%**	5.65%	**38**	142
Lothian Mortgages No. 3 plc – GBP – Maturity 2039	**6.71%**	5.52%	**789**	786
Lothian Mortgages No. 4 plc – EUR – Maturity 2040	**4.81%**	3.66%	**263**	381
Lothian Mortgages No. 4 plc – GBP – Maturity 2040	**6.56%**	5.40%	**571**	570
Lothian Mortgages Master Issuer plc – USD – Maturity 2028	**5.05%**	5.52%	**122**	213
Lothian Mortgages Master Issuer plc – USD – Maturity 2050	**5.31%**	5.60%	**25**	26
Lothian Mortgages Master Issuer plc – EUR – Maturity 2050	**4.85%**	3.70%	**348**	319
Lothian Mortgages Master Issuer plc – GBP – Maturity 2050	**6.58%**	5.42%	**381**	380
Total mortgages backed floating rate notes			**3,983**	**4,383**

During the year Lothian Mortgages Master Issuer plc issued a £500m note to Standard Life Bank in exchange for Standard Life Bank transferring additional mortgage assets, amounting to £580m, to Lothian Trustees Limited, an SPE. The transaction did not qualify for derecognition under IAS 39 *Financial Instruments: Recognition and Measurement.*

3.10 Contingencies

(a) Legal proceedings and regulations

The Group, like other financial organisations is subject to legal proceedings in the normal course of its business. While it is not practicable to forecast or determine the final results of all pending or threatened legal proceedings, management does not believe that such proceedings (including litigations) will have a material effect on the results and financial position of the Group.

The Group is subject to insurance solvency regulations in all the territories in which it issues insurance and investment contracts, and it has complied with all the local solvency regulations. Therefore, there are no contingencies in respect of these regulations.

(b) Warranties

The Group has potential obligations in relation to certain warranties given in connection with the disposal of a book of business during the 2005 financial year. The Company's total liability in respect of all relevant claims under these warranties is limited to a total of £21m and extends to a maximum period of 30 months from 30 September 2005. The likelihood of payments being made under these warranties is considered to be low.

(c) Joint ventures and associates

The Group has entered into agreements to share in the assets and liabilities of joint venture and associate investments. The Directors do not anticipate any material losses from such investments, and the operations of such investments are not material in relation to the operations of the Group.

The Group's share of contingent liabilities of the joint ventures and associates is not significant in relation to the operations of the Group.

(d) Issued share capital

The Scheme of Demutualisation sets a ten year time limit for those eligible members of The Standard Life Assurance Company who were not allocated shares at the date of demutualisation to claim their entitlements. As future issues of these shares are dependent upon the actions of eligible members, it is not practical to estimate the financial effect of this potential obligation.

(e) Guarantees

During the year the Company issued a guarantee to an associate of the Group to cover the difference between amortised cost and marked to market value of the underlying assets of a sub-fund, should there be a need to sell assets below amortised cost to meet investor withdrawals. The guarantee is for a maximum of £60m.

3.11 Commitments

(a) Capital commitments

The Group's capital commitments as at the year end are:

	2007 £m	2006 £m
Authorised and contracted for but not provided and incurred:		
Investment properties	75	137
Property, plant and equipment	462	587

£61m (2006: £121m) and £14m (2006: £16m) relates to the contractual obligations to purchase, construct, or develop investment property and repair, maintain, or enhance investment property respectively.

(b) Off-balance sheet instruments

The following indicates the contractual amounts of the Group's off balance sheet financial instruments that commit it to customers and third parties, as at the year end:

	2007 £m	2006 £m
Guarantees and stand by letter of credit	7	-
Commitments to extend credit:		
Original term to maturity of one year or less	55	-
Original term to maturity of more than one year	2,237	2,218
Other commitments	773	555

Guarantees and letters of credit include guarantees in relation to the Group's Canadian operations. Revised IAS 39 *Financial Instruments: Recognition and Measurement* results in these guarantees being considered financial guarantee contracts and initially recognised at fair value. The fair value at 31 December 2007 is £nil (2006: £nil).

Included in 'Other commitments' is £752m (2006: £196m) committed by certain subsidiaries which are not fully owned by the Group. These commitments are funded through (contractually agreed) additional investments in the subsidiary by the Group and the minority interest. The levels of funding are not necessarily in line with the relevant percentage holdings.

(c) Operating lease commitments

The Group has entered into commercial non-cancellable leases on certain property, plant and equipment where it is not in the best interest of the Group to purchase these assets. Such leases have varying terms, escalation clauses and renewal rights.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2007 £m	2006 £m
Not later than one year	12	12
Later than one year and no later than five years	7	13
Later than five years	6	7
Total operating lease commitments	25	32

3.12 Capital statement

Capital management policies and risk management objectives

Managing capital is the ongoing process of determining and maintaining the quantity and quality of capital appropriate for the Group, and ensuring capital is deployed in a manner consistent with the expectations of our stakeholders. For these purposes, the Board considers our key stakeholders to be the providers of capital (our equity holders, policyholders and holders of our subordinated liabilities) and the Financial Services Authority (FSA).

There are two primary objectives of capital management within the Group. The first objective is to ensure that capital is, and will continue to be, adequate to maintain the required level of safety and stability of the Group and hence to provide an appropriate degree of security to our stakeholders – this aspect is measured by the Group's regulatory solvency position. The second objective is to create shareholder value by driving profit attributable to equity holders, principally measured by the Group's European Embedded Value.

The capital management policy forms one pillar of the Group's overall management framework. Most notably, it operates alongside, and complements, the strategic investment policy and the Group risk policy. By integrating policies in this way, the Group is working towards a capital management framework that robustly links the process of capital allocation, value creation and risk management.

The capital requirements of each business unit are routinely forecast on a periodic basis, and the requirements are assessed against both forecast available capital and local regulatory capital requirements. In addition, internal rates of return achieved on capital invested are assessed against hurdle rates, which are intended to represent the minimum acceptable return given the risks associated with each investment.

The capital planning process is the responsibility of the Group Finance Director. Capital plans are ultimately subject to approval by the Board.

Regulatory capital

The Group operates in a number of geographical regions, and local regulators, primarily the FSA, specify rules and guidance for the minimum level of capital required to meet local requirements. The Group has not breached any regulatory capital requirements at any time during the year.

The FSA requires all insurance companies and financial conglomerates to maintain capital resources in excess of their Capital Resources Requirement (CRR). Capital resources include the assets in excess of liabilities, valued on a regulatory basis, and certain other components of capital. Certain items that are classified as liabilities under IAS 32 *Financial Instruments: Disclosure and Presentation* are treated as capital under the regulatory basis. For the Group this applies to its subordinated guaranteed bonds, subordinated notes and mutual assurance capital securities. The CRR represents the total of the individual capital resources requirements (ICRR) of each regulated company in the Group.

In addition to the requirement to maintain capital resources in excess of its CRR, the FSA requires that each regulated company in the Group identifies the major risks it faces and, if appropriate, quantifies the amount and type of capital it believes is appropriate to mitigate those risks. This individual capital assessment (ICA) reflects each company's view of the adequacy of its capital resources.

There are many factors which affect the Group's capital resources. The determination of the liabilities includes various assumptions including potential changes in market conditions and the actions management might take as a result of those changes. Changes in market conditions and other variables have the potential to significantly affect the capital position. Poor investment returns could depress capital resources, but this could be mitigated by changing the asset portfolio and by the level of bonuses declared. Future annuitant mortality could be significantly different from that assumed in the calculation of the liabilities. European Union developments on solvency requirements could also have a significant impact on the future capital position.

3.12 Capital statement *continued*

Capital structure

The Group is classified as a financial conglomerate by the FSA by virtue of its significant regulated activities, including insurance, investment management and banking operations. The largest regulated entity within the Group is Standard Life Assurance Limited (SLAL), which undertakes life assurance and pension business principally in the UK, Ireland and Germany.

The majority of life assurance and pensions business undertaken by UK regulated entities is written within long-term business funds within each regulated company. These long-term business funds are distinct from the equity holders' funds. Business written prior to demutualisation, and the increments to that business, are written in the Heritage With Profits Fund (HWPF). Business written after demutualisation is written in the other long-term business funds, principally the Proprietary Business Funds.

HWPF's capital resources of £6,158m at 31 December 2007 (2006: £5,881m) and future surplus arising can be used to provide support for the HWPF, enhance payments to with profits policyholders or, in relation to the recourse cash flows, transfer defined amounts out of the fund to accrue to the benefit of equity holders. Additional restrictions are placed on the HWPF by the Scheme of Demutualisation (the Scheme), which provides that the recourse cash flow will be subject to a solvency test which prevents transfers of the recourse cash flow if, as a result of the transfer, the HWPF would have a realistic deficit or would have a regulatory surplus below the level which the board of SLAL considers necessary to declare bonuses in accordance with reasonable benefit expectations of with profits policyholders without creating a regulatory deficit.

Any surplus within the Proprietary Business Funds (PBF) is attributable to equity holders. Capital within the PBF may be made available to meet requirements elsewhere in the Group subject to meeting the regulatory requirements of the fund and any further restrictions imposed by the Scheme.

Capital statement

The Group's capital position is analysed between UK regulated life business, overseas life operations and other activities. The UK regulated life business is analysed by the nature of the underlying funds and includes German and Irish business written by branches of UK regulated companies. Other activities comprise investment management, general insurance and Group Corporate Centre. Standard Life Bank is a subsidiary of SLAL and therefore its capital resources are included within life business shareholders' funds.

3.12 Capital statement *continued*

The Group's capital position, based on draft regulatory returns, is set out below:

2007	UK regulated life business							
	Heritage With Profits Fund* £m	Proprietary business funds £m	Life business shareholders' funds £m	Total UK regulated life business £m	Overseas life operations £m	Total life business £m	Other activities £m	Group Total £m
Available capital resources								
Shareholders' funds								
Held outside life assurance funds	-	-	1,479	1,479	1,017	2,496	555	3,051
Held within life assurance funds	-	231	-	231	-	231	-	231
Equity attributable to ordinary equity holders of Standard Life plc	-	231	1,479	1,710	1,017	2,727	555	3,282
Unallocated divisible surplus	951	-	-	951	-	951	-	951
Other qualifying capital								
Subordinated liabilities	-	-	265	265	-	265	1,643	1,908
Internal subordinated liabilities	-	-	1,651	1,651	204	1,855	(1,855)	-
	-	-	1,916	1,916	204	2,120	(212)	1,908
Adjustments onto regulatory basis								
Changes to the valuation of contract liabilities	5,228	39	-	5,267	(99)	5,168	-	5,168
Exclusion of deferred acquisition costs and other inadmissible assets	(180)	(432)	(275)	(887)	(56)	(943)	(21)	(964)
Exclusion of deferred income	173	140	-	313	-	313	-	313
Changes to the valuation of other assets and liabilities	(14)	76	(73)	(11)	83	72	233	305
	5,207	(177)	(348)	4,682	(72)	4,610	212	4,822
Total available capital resources to meet regulatory requirement	6,158	54	3,047	9,259	1,149	10,408	555	10,963
Analysed as follows:								
Capital not subject to constraints	-	-	2,670	2,670	579	3,249	439	3,688
Capital subject to constraints	6,158	54	377	6,589	570	7,159	116	7,275
Total available capital resources	6,158	54	3,047	9,259	1,149	10,408	555	10,963
Analysis of contract liabilities								
Participating								
Insurance contracts	18,919	-	-	18,919	527	19,446	-	19,446
Investment contracts	17,486	-	-	17,486	5	17,491	-	17,491
Total participating contract liabilities	36,405	-	-	36,405	532	36,937	-	36,937
Unit linked								
Insurance contracts	1,522	15	-	1,537	1,352	2,889	-	2,889
Investment contracts	38,636	11,125	-	49,761	6,732	56,493	-	56,493
Total unit linked liabilities	40,158	11,140	-	51,298	8,084	59,382	-	59,382
Other non-participating								
Insurance contracts	12,302	1,266	-	13,568	4,349	17,917	174	18,091
Investment contracts	51	289	-	340	1,929	2,269	-	2,269
Total other non-participating liabilities	12,353	1,555	-	13,908	6,278	20,186	174	20,360
Total contract liabilities	88,916	12,695	-	101,611	14,894	116,505	174	116,679

* Capital resources amounting to £1m (2006: £nil) in respect of other with profits funds are disclosed within the Heritage With Profits Fund column shown above.

3.12 Capital statement *continued*

2006	UK regulated life business							
	Heritage With Profits Fund £m	Proprietary business funds £m	Life business shareholders' funds £m	Total UK regulated life business £m	Overseas life operations £m	Total life business £m	Other activities £m	Group Total £m
Available capital resources								
Shareholders' funds								
Held outside life assurance funds	-	-	976	976	822	1,798	890	2,688
Held within life assurance funds	-	171	-	171	19	190	-	190
Equity attributable to ordinary equity holders of Standard Life plc	-	**171**	**976**	**1,147**	**841**	**1,988**	**890**	**2,878**
Unallocated divisible surplus	**1,208**	-	-	**1,208**	-	**1,208**	-	**1,208**
Other qualifying capital								
Subordinated liabilities	-	-	260	260	-	260	1,574	1,834
Internal subordinated liabilities	-	-	1,581	1,581	176	1,757	(1,757)	-
	-	-	**1,841**	**1,841**	**176**	**2,017**	**(183)**	**1,834**
Adjustments onto regulatory basis								
Changes to the valuation of contract liabilities	4,669	12	-	4,681	319	5,000	-	5,000
Exclusion of deferred acquisition costs and other inadmissible assets	(211)	(201)	(24)	(436)	(44)	(480)	(27)	(507)
Exclusion of deferred income	196	42	-	238	-	238	-	238
Changes to the valuation of other assets and liabilities	19	75	32	126	(512)	(386)	(22)	(408)
	4,673	**(72)**	**8**	**4,609**	**(237)**	**4,372**	**(49)**	**4,323**
Total available capital resources to meet regulatory requirement	**5,881**	**99**	**2,825**	**8,805**	**780**	**9,585**	**658**	**10,243**
Analysed as follows:								
Capital not subject to constraints	-	-	2,522	2,522	347	2,869	585	3,454
Capital subject to constraints	5,881	99	303	6,283	433	6,716	73	6,789
Total available capital resources	**5,881**	**99**	**2,825**	**8,805**	**780**	**9,585**	**658**	**10,243**
Analysis of contract liabilities								
Participating								
Insurance contracts	19,784	-	-	19,784	441	20,225	-	20,225
Investment contracts	18,558	-	-	18,558	5	18,563	-	18,563
Total participating contract liabilities	**38,342**	-	-	**38,342**	**446**	**38,788**	-	**38,788**
Unit linked								
Insurance contracts	1,544	2	-	1,546	1,095	2,641	-	2,641
Investment contracts	38,541	4,726	-	43,267	5,502	48,769	-	48,769
Total unit linked liabilities	**40,085**	**4,728**	-	**44,813**	**6,597**	**51,410**	-	**51,410**
Other non-participating								
Insurance contracts	13,198	410	-	13,608	3,798	17,406	155	17,561
Investment contracts	399	45	-	444	1,718	2,162	-	2,162
Total other non-participating liabilities	**13,597**	**455**	-	**14,052**	**5,516**	**19,568**	**155**	**19,723**
Total contract liabilities	**92,024**	**5,183**	-	**97,207**	**12,559**	**109,766**	**155**	**109,921**

Participating contract liabilities amounting to £115m (2006: £24m) relating to the new with profits funds created at demutualisation are disclosed within the Heritage With Profits Fund (HWPF) column. In the 31 December 2006 consolidated financial statements, these liabilities were disclosed separately.

3.12 Capital statement *continued*

UK regulated life business

SLAL's regulatory solvency position is determined using the FSA's 'twin peaks' approach, which requires liabilities to be valued on both a realistic and a regulatory basis. The realistic basis removes some of the margins for prudence included in calculations under the regulatory basis. However, it requires discretionary benefits that are not considered under the regulatory basis, such as final bonuses, to be valued. The extent to which the realistic peak is more onerous than the regulatory peak, increases the amount of the CRR.

Based on draft regulatory returns at 31 December 2007, SLAL had available capital resources of £9.3bn (2006: £8.8bn) and a CRR of £4.9bn (2006: £4bn). The capital resources shown in the capital statement are based on the value of assets and liabilities valued on a regulatory basis, however, the CRR reflects the higher value required as a result of the application of the realistic peak.

Capital subject to constraints for the UK regulated life business of £6.6bn at 31 December 2007 (2006: £6.3bn) represents capital resources held within long-term business funds, or, in relation to other regulated entities, the amount of the CRR.

Standard Life Bank is owned by SLAL and therefore its capital resources are included within life business shareholders' funds. Standard Life Bank's capital resources of £489m (2006: £613m) exceed its CRR of £363m (2006: £299m) by £126m (2006: £314m), and the excess can therefore be used to meet the requirements of the life assurance business.

Overseas life operations

Capital resources of £1,149m (2006: £780m) which relate mainly to operations in Canada also include operations in the Asia Pacific region. The capital resources of the Canadian operations are based on local Generally Accepted Accounting Principles (GAAP) financial statements adjusted where necessary to reflect the fair value of assets with a corresponding adjustment to liabilities. The Canadian regulator sets the minimum required capital. It also requires certain assets to be held in trust to increase policyholder protection (vested assets). As a result of the combination of the capital requirement and vested assets, the overseas life capital subject to constraints amounted to £570m at 31 December 2007 (2006: £433m).

Other activities

At 31 December 2007, capital resources of £555m (2006: £658m) relate to the Group's healthcare and investment management businesses and Group corporate centre activities. The capital subject to constraint of £116m at 31 December 2007 (2006: £73m), represents the CRR of the healthcare and investment management activities.

Intra Group transactions

The Group, through subsidiaries and joint ventures, provides insurance and other financial services in the UK, Canada, India and China and also through branches, provides such services in Ireland and Germany. With the exception of the requirements of the Scheme and the intra group subordinated debt referred to below and the capital support mechanisms, there are no formal arrangements to provide capital to particular funds or business units. Any allocations of capital would need to be approved on a case-by-case basis by the Board.

SLAL has issued subordinated loans to the Company, which SLAL treats as capital for regulatory purposes. The Standard Life Assurance Company of Canada and Standard Life Investments have issued subordinated debt of £204m (2006: £176m) and £15m (2006: £15m) respectively, to the Company. These amounts of subordinated debt are included within the capital resources of those businesses, but at Group level only subordinated debt issued to external parties is included in the Group's capital resources.

Group capital requirement

The Group must also calculate a group solvency position under the Financial Groups Directive (FGD). The FGD calculation is a very prudent aggregate value for the Group's capital resources, because capital held within the long-term business funds of approximately £6.2bn (2006: £6bn) is restricted to the level of the capital resource requirement of those funds of approximately £4.4bn (2006: £3.7bn). Therefore the Group recognises no net surplus in respect of capital within the long-term business funds.

The estimated FGD position at 31 December 2007 is shown in section 1.5 of the business review.

3.12 Capital statement *continued*

Movements in capital

The movements in the total capital resources shown in the capital statement are set out below:

2007	UK regulated life business							
	Heritage With Profits Fund* £m	Proprietary business funds £m	Life business shareholders' funds £m	Total UK regulated life business £m	Overseas life operations £m	Total life business £m	Other Activities £m	Group Total £m
At 1 January 2007	**5,881**	**99**	**2,825**	**8,805**	**780**	**9,585**	**658**	**10,243**
Methodology/modelling changes	137	(6)	-	131	111	242	-	242
Change in assumptions used to measure life assurance contract liabilities and experience differences	331	(88)	-	243	2	245	-	245
Change in regulatory requirements	138	5	-	143	-	143	-	143
New business	(47)	(224)	-	(271)	(46)	(317)	-	(317)
Investment surplus	848	50	(93)	805	44	849	-	849
Shareholder/inter fund transfers	(733)	268	465	-	74	74	(74)	-
Dividend transfers	-	-	(100)	(100)	(63)	(163)	(34)	(197)
Other factors	(397)	(50)	(50)	(497)	247	(250)	5	(245)
At 31 December 2007	**6,158**	**54**	**3,047**	**9,259**	**1,149**	**10,408**	**555**	**10,963**

* Includes The Standard Life Assurance Company (SLAC) following demutualisation.

3.12 Capital statement *continued*

Movements in capital *continued*

2006	UK regulated life business								
	Standard Life Assurance Company £m	Heritage With Profits Fund* £m	Proprietary business and other funds £m	Life business shareholders' funds £m	Total UK regulated life business £m	Overseas life operations £m	Total life business £m	Other Activities £m	Group Total £m
At 1 January 2006	7,070	-	-	-	7,070	-	7,070	-	7,070
Methodology/modelling changes	(304)	-	-	-	(304)	-	(304)	-	(304)
Change in assumptions used to measure life assurance contract liabilities	88	-	-	-	88	-	88	-	88
New business	(196)	-	-	-	(196)	-	(196)	-	(196)
Investment surplus	1,423	-	-	-	1,423	-	1,423	-	1,423
Repayment of subordinated debt	(1,620)	-	-	-	(1,620)	-	(1,620)	1,620	-
Other factors	(660)	-	-	-	(660)	-	(660)	11	(649)
At 10 July – before demutualisation	**5,801**	-	-	-	**5,801**	-	**5,801**	**1,631**	**7,432**
Capital transferred as a result of demutualisation	(5,801)	4,045	521	338	(897)	684	(213)	213	-
Issue of subordinated debt	-	-	-	1,631	1,631	-	1,631	(1,631)	-
Issue of share capital	-	-	-	557	557	-	557	434	991
Impact on available capital of the Scheme	-	285	(374)	-	(89)	-	(89)	-	(89)
At 10 July – after demutualisation	-	**4,330**	**147**	**2,526**	**7,003**	**684**	**7,687**	**647**	**8,334**
Methodology/modelling changes	-	(53)	8	-	(45)	(18)	(63)	-	(63)
Change in assumptions used to measure life assurance contract liabilities and experience differences	-	34	21	-	55	21	76	-	76
Changes in management policy	-	-	-	-	-	(39)	(39)	-	(39)
New business	-	(40)	(183)	-	(223)	(45)	(268)	-	(268)
Investment surplus	-	1,856	12	14	1,882	57	1,939	-	1,939
Shareholder/inter fund transfers	-	(209)	201	8	-	-	-	-	-
Dividend transfers	-	-	-	-	-	(25)	(25)	25	-
Other factors	-	(37)	(107)	277	133	145	278	(14)	264
At 31 December 2006	-	**5,881**	**99**	**2,825**	**8,805**	**780**	**9,585**	**658**	**10,243**

*Includes SLAC following demutualisation.

3.12 Capital statement *continued*

Movements in capital *continued*

The investment surplus arises from changes in market conditions, and reflects the total returns earned on the assets compared with the valuation interest rates previously assumed. It also reflects the consequent change in liabilities as a result of the change in the yield currently available on the assets and therefore the current valuation interest rates.

Changes in assumptions used to measure contract liabilities have not had a significant impact on capital resources.

Shareholder/Inter fund transfers include the transfer of £674m (2006: £158m) from the HWPF to the Shareholder Fund in respect of the recourse cash flows for UK and Ireland and £59m (2006: £51m) to the PBF in relation is additional expenses charged on German unitised with profits business. In addition, £209m (2006: £151m) was transferred from the Shareholder Fund to the PBF.

For the period from 1 January 2006 to 10 July 2006, The Standard Life Assurance Company (SLAC) was a mutual insurer and was the principal insurance company within the Group. Its with profits fund owned all the subsidiaries of the Group. All business, including non-participating business, was written within this fund. The capital resources of the regulated subsidiaries are included when calculating SLAC's capital resources. Therefore, the movement in capital from 1 January to 10 July 2006 is presented in a single column. At demutualisation capital was transferred from SLAC, the mutual company, as a result of the Scheme. After the date of demutualisation, analysis of the movements in capital in the Group's life business reflects the Group's new corporate and fund structure.

Immediately prior to demutualisation SLAC repaid its subordinated liabilities which resulted in a reduction of capital within SLAC of £1,620m. On demutualisation the Company entered into a subordinated loan with SLAL's Shareholder Fund, resulting in an increase in capital resources of £1,631m. On demutualisation SLAL issued share capital to the Company for £737m. £180m of this amount was inadmissible on demutualisation. The amount became admissible on 13 July 2007 and is reflected as a movement in 'Other factors'. Certain operating subsidiaries which had been transferred to SLAL on demutualisation were transferred by a dividend in specie to other entities within the Group not engaged in life business.

The impact of demutualisation on the capital resources available to the life business was to decrease it by £89m, which primarily represents the removal of the implicit item (£200m) and changes to the value of assets and liabilities as a result of the new corporate and fund structure.

3.13 Event after the balance sheet date

On 14 February 2008 Standard Life Assurance Limited (SLAL), a wholly owned subsidiary of the Company, reinsured a portfolio of annuity contracts held within its Heritage With Profits Fund (HWPF) with Canada Life International Re (the external reinsurer) a reinsurer not related to the Company.

Prior to this SLAL had transferred the longevity risk in respect of these contracts to Standard Life Investment Funds Limited (SLIF), a wholly owned subsidiary of SLAL, by a reinsurance agreement. SLIF had in turn retroceded certain of its obligations under this reinsurance agreement back to SLAL's Proprietary Business Fund (PBF) by a separate reinsurance agreement. On 14 February 2008 SLAL recaptured from SLIF its obligations in respect of the annuity contracts which were then reinsured to the external reinsurer. The amount payable by SLIF to the HWPF related to this recapture was determined such that the economic benefits arising from entering into the reinsurance agreement with the external reinsurer were shared equally between the HWPF and the Company.

Under the agreement with the external reinsurer all longevity risk and market risk related to retaining investments to meet the payments to annuitants was transferred to the external reinsurer. To mitigate credit risk an amount equal to the reinsurance premium, which was payable by the HWPF to the external reinsurer, was deposited back by the external reinsurer to SLAL on the transaction date.

The liability recognised in the Group's balance sheet at 31 December 2007 in respect of the annuity contracts that were reinsured with the external reinsurer on 14 February 2008 was approximately £6.7bn. It is expected that the transaction will have a positive impact on profit attributable to equity holders of the Company in 2008.

3.14 Consolidated income statement presentation

Prior to the demutualisation of The Standard Life Assurance Company on 10 July 2006, the parent company of the Group was a mutual insurer and the results of the Group were attributable to participating policyholders. The format of the consolidated income statement for the year ended 31 December 2006 was aligned with that of an equity holder owned company.

To reflect the different operating models in place over the reporting periods presented in the consolidated financial statements for the year ended 31 December 2006, the 2006 consolidated income statement was split to show separately the period from 1 January to 10 July 2006, the period from 10 July to 31 December 2006 and a third column combining these periods to show the total for the year ended 31 December 2006.

A summarised version of the consolidated income statement, split as presented in the consolidated financial statements for the year ended 31 December 2006, is shown below:

	2007 £m	Restated 2006 £m	Restated Period 1 January 2006 to 10 July 2006 £m	Restated Period 10 July 2006 to 31 December 2006 £m
Revenue				
Total net revenue	**10,113**	15,432	5,104	10,328
Expenses				
Net insurance benefits and claims	7,532	6,597	2,251	4,346
Change in reinsurance assets	311	(16)	(28)	12
Change in insurance and participating liabilities	(2,336)	119	(452)	571
Change in investment contract liabilities	2,073	5,429	1,654	3,775
Change in deduction from liabilities due to present value of future results	-	(180)	(180)	-
Change in unallocated divisible surplus	(247)	286	391	(105)
Administrative expenses	2,297	2,286	1,273	1,013
Change in liability for third party interest in consolidated funds	(78)	116	33	83
Finance costs	122	114	59	55
Total expenses	**9,674**	14,751	5,001	9,750
Share of profits from associates and joint ventures	181	129	67	62
Profit before tax	**620**	810	170	640
Tax expense attributable to policyholders' returns	111	357	118	239
Profit before tax attributable to equity holders	**509**	453	52	401
Total tax expense	44	415	118	297
Less: Tax attributable to policyholders' returns	(111)	(357)	(118)	(239)
Tax expense attributable to equity holders' profits	(67)	58	-	58
Profit for the period	**576**	395	52	343

3.14 Consolidated income statement presentation *continued*

The impact of the presentation adopted for the 2006 consolidated income statement on the results for the period 1 January to 10 July 2006, when the parent company of the Group was a mutual insurer, was as follows:

- the amounts included in 'Transfer to the unallocated divisible surplus' for the period 1 January to 10 July 2006 were reported in 'Change in unallocated divisible surplus' within expenses;
- given that the 'Transfer to unallocated divisible surplus' was reported within expenses, the amounts reported as 'Profit before tax' was the tax expense and the increase in net assets attributable to minority interest; and
- 'Increase in net assets attributable to minority interest' was included below the 'Result before tax' in the mutual accounting model. In the income statement presentation adopted for the consolidated financial statements for the year ended 31 December 2006, the amounts included in this line were reported in 'profit before tax attributable to equity holders' which appears above the 'profit for the period'.

Printed by RR Donnelley, London 68969

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Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. +44 (0)131 225 2552.

Calls may be recorded/monitored and call charges may vary. www.standardlife.com

UKPR07 0308

END